UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): April 29, 2024 (April 28, 2024)

UMB FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

MO	001-38481	43-0903811
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

1010 Grand Blvd.
Kansas City, MO	64106
(Address of principal executive offices)	(Zip Code)

(816) 860-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a- 12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $1.00 Par Value	UMBF	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Merger Transaction

Agreement and Plan of Merger

Overview

On April 28, 2024 (the “Signing Date”), UMB Financial Corporation, a Missouri corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Heartland Financial USA, Inc., a Delaware corporation (“HTLF”) and Blue Sky Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Blue Sky Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Blue Sky Merger Sub will merge with and into HTLF (the “Merger”), with HTLF surviving the Merger as a wholly owned subsidiary of the Company (the “Surviving Entity”) and (ii) immediately following the effective time of the Merger (the “Effective Time”) and as part of a single, integrated transaction, the Surviving Entity will merge with and into the Company (the “Second Merger”, and together with the Merger, the “Mergers”), with the Company surviving the Second Merger (the “Surviving Corporation”). On the day immediately following the closing date of the Mergers, the Company will cause HTLF’s wholly owned banking subsidiary, HTLF Bank, to merge with and into the Company’s wholly owned banking subsidiary, UMB Bank, National Association (the “Bank Merger”), with UMB Bank, National Association continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and HTLF.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $1.00 per share, of HTLF (“HTLF Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain shares held by the Company or HTLF, will be converted into the right to receive 0.55 shares (the “Exchange Ratio,” and such shares, the “Merger Consideration”) of common stock, $1.00 par value, of the Company (“Company Common Stock”) and cash in lieu of fractional shares. At the Effective Time, each share of 7.00% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E, par value $1.00 per share of HTLF (the “HTLF Preferred Stock”), issued and outstanding immediately before the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of the Company (“Company Preferred Stock”) with such rights, preferences, privileges and powers (including voting powers) as set forth in the Certificate of Designations attached as an exhibit to the Merger Agreement.

Treatment of HTLF Equity Awards

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding equity award with respect to HTLF Common Stock shall be treated as follows:

Restricted Stock Units: Each time-vesting restricted stock unit award of HTLF (each, a “HTLF RSU Award”) that is vested or held by a former service provider or a non-employee director shall fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration. Each other HTLF RSU Award shall be assumed by the Company and shall be converted into a restricted stock unit award with respect to the number of shares of Company Common Stock determined by multiplying the number of shares of HTLF Common Stock subject to the HTLF RSU Award immediately prior to the Effective Time by the Exchange Ratio (each, an “Assumed RSU Award”). Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF RSU Award immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination (as defined in the Merger Agreement) of the holder’s employment following the Mergers).

Performance-Based Restricted Stock Units: Each performance-vesting restricted stock unit award of HTLF (each, a “HTLF PSU Award”) that is held by a former service provider shall fully vest based on target performance and be cancelled and converted automatically into the right to receive the Merger Consideration. Each other HTLF PSU Award shall be assumed by the Company and converted (based on target performance) into a time-vesting restricted stock unit award with respect to the number of shares of Company Common Stock determined by multiplying the number of shares of HTLF Common Stock subject to the HTLF PSU Award immediately prior to the Effective Time by the Exchange Ratio (each, an “Assumed PSU Award”). Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF PSU Award

(other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination of the holder’s employment following the Mergers).

Stock Option: Each option to purchase HTLF Common Stock (each, a “HTLF Option”) that is vested or held by a former service provider shall fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration, reduced by a number of shares required to satisfy the applicable exercise price. Each HTLF Option for which the applicable per share exercise price exceeds the closing price of a share of HTLF Common Stock on the trading day immediately preceding the Closing Date shall be cancelled as of the Effective Time for no consideration. Each HTLF Option that is unvested and held by an active service provider shall be assumed by the Company and shall be converted into a stock option to purchase the number of shares of Company Common Stock determined by multiplying the number of shares of HTLF Common Stock subject to the option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price determined by dividing the exercise price of the HTLF Option immediately prior to the Effective Time by the Exchange Ratio (each, an “Assumed Option”). Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination of the holder’s employment following the Mergers).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both the Company, on the one hand, and HTLF and Blue Sky Merger Sub, on the other hand, and each party has agreed to customary covenants, including, among others, relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation to call a meeting of its shareholders or stockholders, as applicable, to approve the issuance of the shares of Company Common Stock constituting the Merger Consideration pursuant to the Merger Agreement (the “Share Issuance”) and the Articles Amendment (as defined below), in the case of the Company, or the adoption of the Merger Agreement, in the case of HTLF, and (3) its non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of the Company and HTLF has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither the Company nor HTLF is required to take any action that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its subsidiaries, taken as a whole, after giving effect to the Mergers (measured on a scale relative to the size of HTLF and its subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

Governance

Pursuant to the Merger Agreement, effective as of the Effective Time, the Board of Directors of the Surviving Corporation will be comprised of sixteen (16) directors, of which (i) eleven (11) will be members of the Board of Directors of the Company as of immediately prior to the Effective Time (the directors referred to in clauses (i) and (ii), the “Company Directors”) and (ii) an additional five (5) will be members of the Board of Directors of HTLF as of immediately prior to the Effective Time (the directors referred to in this clause (iii), the “HTLF Directors”), with the parties to cooperate in good faith between the Signing Date and the Effective Time to agree on the selection of the HTLF Directors and their respective committee appointments; provided that the HTLF Directors must meet any applicable requirements or standards that may be imposed by a regulatory agency for service on the Board of Directors of the Company.

In connection with the completion of the Mergers, the Company’s articles of incorporation will be amended to increase the number of authorized shares of Company Common Stock from 80 million to 160 million (the “Articles Amendment”).

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Closing Conditions

The completion of the Mergers are subject to customary conditions, including (1) approval of (A) the Articles Amendment and the Share Issuance by the Company’s shareholders and (B) adoption of the Merger Agreement by HTLF’s stockholders, (2) authorization for listing on the Nasdaq Global Select Market of the shares of Company Common Stock and Company Preferred Stock to be issued in the Merger, subject to official notice of issuance, (3) the receipt of specified governmental consents and approvals, including from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, (4) effectiveness of the registration statement on Form S-4 for Company Common Stock and Company Preferred Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Mergers or the Bank Merger or making the completion of the Mergers or the Bank Merger illegal. Each party’s obligation to complete the Mergers is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both the Company and HTLF and further provides that a termination fee of $70 million will be payable by either HTLF or the Company, as applicable, following termination of the Merger Agreement under certain circumstances.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Mergers, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding the Company or HTLF, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, HTLF, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of the Company and HTLF and also constitute a prospectus of the Company, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of the Company and HTLF make with the Securities and Exchange Commission (the “SEC”).

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Bruce K. Lee, the Chief Executive Officer of HTLF, who holds and has the sole power to vote or direct the voting of approximately 0.02% of the issued and outstanding shares of HTLF Common Stock (the “Subject HTLF Shares”), entered into a support agreement (the “HTLF Support Agreement”) pursuant to which, among other things, he has agreed, subject to the terms of the

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HTLF Support Agreement, to (i) vote the Subject HTLF Shares in favor of the approval and adoption of the Merger Agreement and (ii) not transfer the Subject HTLF Shares, with certain limited exceptions. The HTLF Support Agreement will terminate upon the earlier of the termination of the Merger Agreement or the Effective Time.

The foregoing description of the HTLF Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the HTLF Support Agreement, which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

Forward Sale Agreement

On April 28, 2024, the Company entered into a forward sale agreement (the “Forward Sale Agreement”) with Bank of America, N.A. (the “Forward Purchaser”), relating to an aggregate of 2,800,000 shares of Company Common Stock.

The Company will not receive any proceeds from the sale of Company Common Stock sold by the Forward Seller to the Underwriters (as defined below). The Company expects to physically settle the Forward Sale Agreement (by the delivery of shares of Company Common Stock) and receive proceeds from the sale of those shares of Company Common Stock upon one or more forward settlement dates within approximately 18 months from the date of the Forward Sale Agreement at the then applicable forward sale price. The forward sale price will initially be $72.00 per share, which is the price at which the Underwriters have agreed to buy the shares of Company Common Stock pursuant to the Underwriting Agreement (as defined below).

The Forward Sale Agreement provides that the forward sale price will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the specified rate less a spread and will be decreased on each of the dates specified in the Forward Sale Agreement by amounts related to expected dividends on shares of Company Common Stock during its term. The forward sale price will also be subject to decrease if the cost to the Forward Purchaser (or its affiliate) of borrowing a number of shares of Company Common Stock underlying the Forward Sale Agreement exceeds a specified amount. If the specified rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price.

In certain circumstances, the Forward Purchaser will have the right to accelerate the Forward Sale Agreement and require the Company to physically settle the Forward Sale Agreement on a date specified by the Forward Purchaser. These circumstances include:

•

the Forward Purchaser (or its affiliate) (i) is unable to borrow a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying the Forward Sale Agreement because of the lack of sufficient shares being made available for share borrowing by lenders or (ii) would incur a stock loan rate greater than the rate specified in the Forward Sale Agreement to continue to borrow such shares;

•

certain ownership thresholds applicable to the Forward Purchaser, its affiliates and other persons who may form a beneficial share ownership group or whose ownership positions would be aggregated with the Forward Purchaser are exceeded;

•

the Company declares any dividend or distribution on Company Common Stock that constitutes an extraordinary dividend or is payable in (i) cash in excess of a specified amount (other than extraordinary dividends), (ii) securities of another company owned (directly or indirectly) by the Company as a result of a spin-off or similar transaction or (iii) any other type of securities (other than Company Common Stock), rights, warrants or other assets for payment at less than the prevailing market price, as reasonably determined by the Forward Purchaser;

•

the announcement of any event or transaction that, if consummated, would result in certain extraordinary events (as such term is defined in the Forward Sale Agreement and which includes certain mergers and tender offers and the delisting of Company Common Stock); or

•

certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by the Company in connection with entering into the Forward Sale Agreement or the occurrence of a hedging disruption or a change in law (as such terms are defined in the Forward Sale Agreement).

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The foregoing description of the Forward Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Sale Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On April 29, 2024, the Company and HTLF issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the announcement of the Merger Agreement, the Company and HTLF intend to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. The Company does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

Item 8.01.	Other Events

Underwriting Agreement

On April 28, 2024, the Company priced the public offering of shares of Company Common Stock in connection with the Forward Sale Agreement and entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives for the underwriters named therein (collectively, the “Underwriters”), the Forward Purchaser and BofA Securities, Inc. as forward seller (the “Forward Seller”), relating to the registered public offering and sale of 2,800,000 shares of Company Common Stock. The Underwriters have been granted a 30-day option to purchase up to an additional 420,000 shares of Company Common Stock. If such option is exercised, then the Company plans to enter into an additional forward sale agreement with the Forward Purchaser in respect of the number of shares of Company Common Stock that is subject to the exercise of such option.

Pursuant to the Underwriting Agreement, the Forward Seller will sell to the Underwriters at the closing on May 1, 2024, an aggregate of 2,800,000 shares of Company Common Stock, subject to the conditions set forth in the Underwriting Agreement, which shares are expected to be borrowed by the Forward Purchaser or its affiliate from third parties.

The description of the Underwriting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference. A copy of a press release related to the offering is filed as Exhibit 99.3 hereto and incorporated herein by reference.

In connection with the offering, Company Common Stock was registered under the Securities Act pursuant to a registration statement on Form S-3 (Registration No. 333-266941) (the “Registration Statement”), and a prospectus supplement, dated April 28, 2024, which will be filed with the SEC pursuant to Rule 424(b) of the Securities Act no later than the second business day following the date it was first used in connection with the public offering.

In connection with the sale of the shares of Company Common Stock, the Company is also filing a legal opinion regarding the validity of the shares of Company Common Stock as Exhibit 5.1 for the purpose of incorporating the opinion into the Registration Statement. Furthermore, in connection with the offering, the audited consolidated financial statements of HTLF as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, together with the report of the independent registered public accounting firm thereon, have

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been incorporated into the Registration Statement and related prospectus supplement, and the Company is therefore also filing a consent from KPMG LLP as Exhibit 23.2 for the purpose of incorporating such consent into the Registration Statement.

Pro Forma Financial Information

In connection with the public offering of shares of Company Common Stock in connection with the Forward Sale Agreement, the related preliminary prospectus, dated April 28, 2024, by which the Company Common Stock is being offered, includes (i) unaudited pro forma condensed combined balance sheet data as of December 31, 2023, giving effect to the Mergers and related transactions and the full physical settlement of the forward sale agreement as if they occurred on December 31, 2023 and (ii) an unaudited pro forma condensed combined statement of income and other data for the year ended December 31, 2023, giving effect to the Mergers and related transactions and the full physical settlement of the forward sale agreement as if they occurred on January 1, 2023.

This pro forma information is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

The pro forma financial statements are derived primarily from the historical financial statements of the Company and HTLF as of and for year ended December 31, 2023, giving pro forma effect to the Mergers and related transactions and the full physical settlement of the forward sale agreement. The pro forma financial statements are preliminary and reflect a number of assumptions, including, among others, that the Mergers and related transactions will be consummated and the forward sale agreement will be fully physically settled. There can be no assurance that any of such transactions will be consummated or that such physical settlement will occur.

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Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement, dated as of April 28, 2024, among UMB Financial Corporation, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives for the underwriters, Bank of America, N.A., as forward purchaser and BofA Securities, Inc., as forward seller.

2.1	Agreement and Plan of Merger, dated as of April 28, 2024, among UMB Financial Corporation, Heartland Financial USA, Inc. and Blue Sky Merger Sub Inc.*

5.1	Opinion of Sandberg Phoenix & Von Gontard P.C.

10.1	Support Agreement, dated as of April 28, 2024, by and between UMB Financial Corporation and Bruce K. Lee

10.2	Forward Sale Agreement, dated as of April 28, 2024, between UMB Financial Corporation and Bank of America, N.A.

23.1	Consent of Sandberg Phoenix & Von Gontard P.C. (included in Exhibit 5.1)

23.2	Consent of KPMG LLP, independent registered public accounting firm to Heartland Financial USA, Inc.

99.1	Joint press release announcing the execution of the Merger Agreement, dated as of April 29, 2024

99.2	Investor Presentation Materials, dated as of April 29, 2024

99.3	Press release announcing the pricing of the offering of shares of common stock

99.4	Unaudited pro forma financial information

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about the Company’s, HTLF’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between the Company and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in the Company’s and HTLF’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between the Company and HTLF; the outcome of any legal proceedings that may be instituted against the Company or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and HTLF operate; the ability to promptly and effectively integrate the businesses of the Company and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of the Company’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by the Company’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause the Company’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm the Company’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to the Company, HTLF, or the combined company, or persons acting on the Company’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and the Company and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If the Company or HTLF update one or more forward-looking statements, no inference should be drawn that the Company or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding the Company, HTLF and factors which could affect the forward-looking statements contained herein can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its other filings with the SEC.

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ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This Current Report on Form 8-K does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, the Company will file with the SEC a Registration Statement on Form S-4 to register the shares of the Company capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of the Company and HTLF that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus will be sent to the shareholders of the Company and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company or HTLF through the website maintained by the SEC at http://www.sec.gov or from the Company at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by the Company will be available free of charge by accessing the “Investor Relations” page of the Company’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

PARTICIPANTS IN THE SOLICITATION

The Company, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of the Company and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of the Company and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of the Company and their ownership of Company Common Stock is also set forth in the definitive proxy statement for the Company’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of Company Common Stock by the directors and executive officers of the Company have changed from the amounts of Company Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of the Company, their ownership of Company Common Stock, and the Company’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in the Company’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at

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https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF Common Stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 24, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF Common Stock by the directors and executive officers of HTLF have changed from the amounts of HTLF Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB FINANCIAL CORPORATION

By:	/s/ Ram Shankar
Name: Ram Shankar
Title: Chief Financial Officer

Date: April 29, 2024

Exhibit 1.1

[Execution Version]

UMB FINANCIAL CORPORATION

(a Missouri corporation)

2,800,000 Shares of Common Stock

UNDERWRITING AGREEMENT

Dated: April 28, 2024

UMB Financial Corporation

(a Missouri corporation)

2,800,000 Shares of Common Stock

UNDERWRITING AGREEMENT

April 28, 2024

BofA Securities, Inc.

Morgan Stanley & Co. LLC

as Representatives of the several Underwriters

BofA Securities, Inc.

as Forward Seller

Bank of America, N.A.

as Forward Purchaser

c/o: BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Ladies and Gentlemen:

UMB Financial Corporation, a Missouri corporation (the “Company”), and BofA Securities, Inc. (in its capacity as seller of Borrowed Securities (as defined below), the “Forward Seller”), in connection with the letter agreement dated the date hereof (the “Initial Forward Sale Agreement”) between the Company and Bank of America, N.A. (in such capacity, the “Forward Purchaser”) relating to the forward sale by the Company, subject to the Company’s right to elect Cash Settlement or Net Share Settlement (as such terms are defined in the Initial Forward Sale Agreement) of a number of shares of its common stock, $1.00 par value per share (the “Common Stock”), initially equal to the number of Borrowed Initial Securities (as defined below) sold by the Forward Seller pursuant to this Underwriting Agreement (this “Agreement”), confirm their respective agreements with each of the Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom BofA Securities, Inc. (“BofA”) and Morgan Stanley & Co. LLC are acting as representatives (in such capacity, the “Representatives”) and the Forward Purchaser, with respect to (i) the sale by the Forward Seller (with respect to an aggregate of 2,800,000 shares of Common Stock (the “Borrowed Initial Securities”)) and the Company (with respect to any Company Top-Up Initial Securities (as defined below)), and the purchase by each Underwriter, severally and not jointly, of the respective number of Initial Securities set forth in Schedule A hereto opposite such Underwriter’s name and (ii) the grant by the Forward Seller (with respect to an aggregate of up to 420,000 shares of Common Stock (the “Borrowed Option Securities”)) and the Company (with respect to any Company Top-Up Option Securities (as defined below)) of an option to purchase by each Underwriter, severally and not jointly, such Option Securities (as defined below), if and to the extent that the Representatives shall have determined to exercise such option on behalf of the Underwriters.

The Borrowed Initial Securities and the Company Top-Up Initial Securities are herein referred to collectively as the “Initial Securities.” The Borrowed Option Securities and the Company Top-Up Option Securities are herein referred to collectively as the “Option Securities.” The Company Top-Up Initial Securities and the Company Top-Up Option Securities are herein referred to collectively as the “Company Securities.” The Borrowed Initial Securities and the Borrowed Option Securities are herein referred to collectively as the “Borrowed Securities.” The Initial Securities and the Option Securities are herein referred to collectively as the “Securities.” References herein to the “Forward Sale Agreements” are to the Initial Forward Sale Agreement and/or any Additional Forward Sale Agreement (as defined below) as the context requires.

The Company understands that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) an automatic shelf registration statement on Form S-3 (File No. 333-266941) covering the public offering and sale of certain securities, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”), which automatic shelf registration statement became effective under Rule 462(e) under the 1933 Act Regulations (“Rule 462(e)”). Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto at such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 12 of Form S-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B under the 1933 Act Regulations (“Rule 430B”), is referred to herein as the “Registration Statement;” provided, however, that the “Registration Statement” without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Securities, which time shall be considered the “new effective date” of such registration statement with respect to the Securities within the meaning of paragraph (f)(2) of Rule 430B, including the exhibits and schedules thereto as of such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 12 of Form S-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to the Rule 430B. Each preliminary prospectus supplement and base prospectus used in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act immediately prior to the Applicable Time (as defined below), are collectively referred to herein as a “preliminary prospectus.” Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus relating to the Securities in accordance with the provisions of Rule 424(b) under the 1933 Act Regulations (“Rule 424(b)”). The final prospectus supplement and the base prospectus, in the form first furnished or made available to the Underwriters for use in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act immediately prior to the Applicable Time, are collectively referred to herein as the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus or the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”).

As more fully described in the General Disclosure Package (as defined below), the Company and Heartland Financial USA, Inc., a bank holding company formed as a Delaware corporation (“HTLF”) and a wholly owned subsidiary of the Company (“Merger Sub”), expect to enter into an agreement, dated the date hereof (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, among other things, (i) Merger Sub will merge with and into HTLF, with HTLF as the surviving entity (the “First Merger”) and (ii) immediately following the First Merger and as a part of a single, integrated transaction, HTLF will then merge with and into the Company, with the Company as the surviving entity (the “Second Step Merger” and, clauses (i) and (ii) collectively referred to as the “Merger”). On the day immediately following the closing date of the Merger, HTLF’s subsidiary bank will be merged with and into UMB Bank, National Association (the “Bank”), with the Bank as the surviving entity and a wholly owned subsidiary of the Company.

As used in this Agreement:

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“Applicable Time” means 4:15 P.M., New York City time, on April 28, 2024 or such other time as agreed by the Company and BofA.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule B-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including, without limitation, any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule B-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed to be incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the execution and delivery of this Agreement; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder, incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the execution and delivery of this Agreement.

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to each Underwriter, the Forward Seller and the Forward Purchaser as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, the Forward Seller and the Forward Purchaser, as follows:

(i) Registration Statement and Prospectuses. The Company meets the requirements for use of Form S-3 under the 1933 Act. The Registration Statement is an “automatic shelf registration statement” (as defined in Rule 405) and the Securities have been and remain eligible for registration by the Company on such automatic shelf registration statement. Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending

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the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information to be included in, or incorporated by reference in, the Registration Statement or any post-effective amendment thereto.

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and as of each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, the Applicable Time, the Closing Time and any Date of Delivery, complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations. Each preliminary prospectus and the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, and, in each case, at the Applicable Time, the Closing Time and any Date of Delivery complied and will comply in all material respects with the requirements of the 1933 Act Regulations and each preliminary prospectus and the Prospectus delivered to the Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”).

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any of the Underwriters through BofA expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information described as such in Section 6(b) (the “Underwriter Information”).

(ii) Accurate Disclosure. Neither the Registration Statement nor any amendment thereto, at its effective time, on the date hereof, at the Closing Time or at any Date of Delivery, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. At the Applicable Time and any Date of Delivery, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Prospectus nor any amendment or supplement thereto, as of its issue date, at the time of its filing with the Commission pursuant to Rule 424(b), at the Closing Time or at any Date of Delivery, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such documents incorporated by reference were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

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The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through BofA expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the Underwriter Information.

(iii) Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified. Any offer that is a written communication relating to the Securities made prior to the initial filing of the Registration Statement by the Company or any person acting on its behalf (within the meaning, for this paragraph only, of Rule 163(c) of the 1933 Act Regulations) has been filed with the Commission in accordance with the exemption provided by Rule 163 under the 1933 Act Regulations (“Rule 163”) and otherwise complied with the requirements of Rule 163, including, without limitation, the legending requirement, to qualify such offer for the exemption from Section 5(c) of the 1933 Act provided by Rule 163.

(iv) Well-Known Seasoned Issuer. (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Sections 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) made any offer relating to the Securities in reliance on the exemption of Rule 163 under the 1933 Act, and (D) as of the Applicable Time, the Company was and is a “well-known seasoned issuer” (as defined in Rule 405).

(v) Company Not Ineligible Issuer. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vi) Independent Accountants. (i) KPMG LLP, Kansas City, Missouri (“KPMG MO”), the accountants who certified the financial statements and supporting schedules with respect to the Company included in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Company Accounting Oversight Board and (ii) to the knowledge of the Company, KPMG LLP, Des Moines, Iowa (“KPMG IA”), the accountants who certified the financial statements and supporting schedules with respect to HTLF included in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Company Accounting Oversight Board.

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(vii) Financial Statements; Non-GAAP Financial Measures. The financial statements of the Company included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the income, comprehensive income, changes in shareholders’ equity, and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. To the knowledge of the Company, any financial statements of businesses or properties acquired or proposed to be acquired, if any, included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information set forth therein, have been prepared in conformity with GAAP applied on a consistent basis and otherwise have been prepared in accordance with the financial statement requirements of Rule 3-05 or Rule 3-14 of Regulation S-X, as applicable, including, without limitation, the financial statements of HTLF, together with the related notes thereto and related schedules included in the Registration Statement, the Preliminary Prospectus and the Prospectus. The supporting schedules, if any, present fairly in all material respects and in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. The pro forma financial statements and the related notes thereto included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein, have been prepared in accordance with the Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the 1933 Act or the 1933 Act Regulations. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus, or incorporated by reference therein, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly present in all material respects the required information and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(viii) No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular quarterly dividends on the Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

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(ix) Merger; Merger Agreement. Except as otherwise disclosed in the General Disclosure Package and the Prospectus, the Company is not aware of any fact that will prevent the Company and its subsidiaries from consummating the Merger in all material respects as contemplated by the Merger Agreement. To the knowledge of the Company, all of the representations and warranties made by the parties to the Merger Agreement are true and correct (without giving effect to any limitation as to “materiality” or similar limitation as set forth therein), except that any representations and warranties that expressly speak as of a particular date were true and correct (without giving effect to any limitation as to “materiality” or similar limitation as set forth therein) as of such particular date, except in each case where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect assuming the consummation of the transactions contemplated by the Merger Agreement.

(x) Good Standing of the Company; Bank Holding and Financial Holding Company Status of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Missouri and has all requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement and the Forward Sale Agreements; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. The Company is duly registered as a bank holding company and is qualified as a financial holding company, in each case as such terms are interpreted under the Bank Holding Company Act of 1956, as amended (the “BHCA”).

(xi) Good Standing of Subsidiaries. UMB Bank National Association (the “Bank”) is the only “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or other organization, has all requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect. The Bank is a national bank chartered under the laws of the United States and its charter is in full force and effect. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding shares of capital stock of or other equity interests in the Bank have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock of or other equity interests in the Bank were issued in violation of the preemptive or similar rights of any securityholder of the Bank or any other entity. The only subsidiaries of the Company are the subsidiaries listed on Schedule D attached hereto, and other than the Bank, none of the Company’s subsidiaries which, considered in the aggregate as a single subsidiary, constitute a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X.

(xii) Deposit Insurance. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by the Federal Deposit Insurance Act, as amended, and the rules and regulations of the FDIC thereunder, and all the premiums and assessments required to be paid in connection therewith have been paid when due (after giving effect to any applicable extensions), and no proceeding for the modification, termination or revocation of such insurance is pending or, to the knowledge of the Company, threatened.

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(xiii) Regulatory Matters. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any of its subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or is a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency (as defined below) that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, credit policies, management or business (each, a “Regulatory Agreement”), nor has the Company or any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, is expected to result in a Material Adverse Effect. The Company and its subsidiaries have received examination reports, supervisory letters and routine correspondence from the Regulatory Agencies containing “Matters Requiring Attention” (but not “Matters Requiring Immediate Attention”) regarding requested improvements and changes in policies, procedures and other matters on the part of the Company or its subsidiaries, but none of them contain threats or statements that a Regulatory Agreement is contemplated or requested. The Company confirms that all matters reflected in all such examination reports, supervisory letter and routine correspondence (including all Matters Requiring Attention) have either been resolved or are on a satisfactory timetable to resolution. The Company and its subsidiaries are in compliance in all material respects with all laws administered by the Regulatory Agencies. As used herein, the term “Regulatory Agency” means any U.S. federal or state agency charged with the supervision or regulation of depository institutions or holding companies of depository institutions, or engaged in the insurance of depository institution deposits, or any court, governmental body, administrative agency or other authority, body or agency having supervisory or regulatory authority with respect to the Company or any of its subsidiaries.

(xiv) Community Reinvestment Act and Privacy Requirements. The Bank has received overall Community Reinvestment Act (“CRA”) ratings of at least “Satisfactory” and has not been informed in writing by any Regulatory Authority that it may receive less than “Satisfactory” ratings for CRA purposes within one year, nor, to the Company’s knowledge, has the Bank been informed other than in writing by any Regulatory Authority that it may receive less than “Satisfactory” ratings for CRA purposes within one year. The Company is not aware of any facts or circumstances that exist that would cause the Bank not to be, (i) in compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a CRA rating by federal or state bank regulators of lower than “Satisfactory;” or (ii) in compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank, pursuant to 12 C.F.R. Part 364.

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(xv) Capitalization. The authorized, issued and outstanding shares of capital stock of the Company are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements, equity plans, incentive compensation plans or benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectus). The outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xvi) Authorization of Agreement and Merger Agreement. This Agreement and the Merger Agreement have been duly authorized, and this Agreement has been executed and delivered, by the Company.

(xvii) Authorization of Forward Sale Agreements. The Initial Forward Sale Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Forward Purchaser in accordance with its terms, except as enforceability may be limited by (A) applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally, (B) public policy limitations, or (C) equitable principles relating to enforceability (regardless of whether enforcement is considered in a proceeding in equity or at law) ((A), (B), and (C) collectively, the “Enforceability Exceptions”). Prior to the delivery of any Borrowed Option Securities to an Underwriter, the related Additional Forward Sale Agreement will be duly authorized, executed and delivered by the Company and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(xviii) Authorization and Description of Securities and Confirmation Securities. The Company Securities, if any, have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued, sold and/or delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and the issuance of the Company Securities, if any, is not subject to the preemptive or other similar rights of any securityholder of the Company. The shares of Common Stock that may be issued, sold and/or delivered pursuant to the Forward Sale Agreements (the “Confirmation Securities”) have been duly authorized for issuance, sale and/or delivery to the Forward Purchaser and, when issued, sold and/or delivered by the Company against payment of the consideration set forth therein, will be validly issued and fully paid and non-assessable; and the issuance of the Confirmation Securities is not and will not be subject to the preemptive or other similar rights of any securityholder of the Company. The Common Stock conforms in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such statements conform in all material respects to the rights set forth in the instruments defining the same. No holder of Securities or Confirmation Securities will be subject to personal liability by reason of being such a holder.

(xix) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the 1933 Act pursuant to this Agreement, other than any rights that have been disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and have been waived.

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(xx) Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties, assets or operations of the Company or any of its subsidiaries is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency (including, without limitation, each applicable Regulatory Agency) or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance by the Company of this Agreement, the Forward Sale Agreements and the consummation of the transactions contemplated herein and therein, in the Merger Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Company Securities, if any, and the use of the proceeds from the sale of the Company Securities, if any, and the Confirmation Securities as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties, assets or operations of the Company or any of its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or any of its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity (except for such violations of law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity that would not, singly or in the aggregate, result in a Material Adverse Effect). As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other financing instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of the related financing by the Company or any of its subsidiaries.

(xxi) Absence of Labor Dispute. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xxii) Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which might result in a Material Adverse Effect, or which might materially and adversely affect their respective properties, assets or operations or the consummation of the transactions contemplated in this Agreement, the Forward Sale Agreements or the Merger Agreement or the performance by the Company of its obligations hereunder or thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties, assets or operations is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectus, including ordinary routine litigation incidental to the business, would not, singly or in the aggregate, result in a Material Adverse Effect.

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(xxiii) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxiv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder and pursuant to the Forward Sale Agreements, in connection with the offering, issuance or sale of the Company Securities, if any, and the Confirmation Securities or the consummation of the transactions contemplated by this Agreement and the Forward Sale Agreements, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the Nasdaq Global Select Market, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxv) Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxvi) Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus, (B) are Permitted Liens (as defined below) or (C) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectus, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease. “Permitted Liens” means (i) pledges of securities to secure deposits of public funds and other depositors, (ii) repurchase agreements, reverse repurchase agreements and similar transactions and (iii) pledges of securities, loans or other assets to the Federal Reserve, federal home loan banks and similar governmental banking agencies in the ordinary course of business to secure borrowings or other extensions of credit.

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(xxvii) Possession of Intellectual Property. The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, except as would not, singly or in the aggregate, result in a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement by the Company and its subsidiaries of or conflict involving the Company or any of its subsidiaries with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property owned by the Company or any of its subsidiaries invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(xxviii) Accounting Controls and Disclosure Controls. The Company and each of its subsidiaries maintain a system of internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the 1934 Act Regulations) and a system of internal accounting controls that comply with the requirements of the 1934 Act and have been designed to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly present in all material respects the required information and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxix) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

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(xxx) Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all material taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company or any of its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or insofar as the failure to pay such taxes would not result in a Material Adverse Effect. The charges, accruals and reserves included in the financial statements of the Company included in, or incorporated by reference in, the Registration Statement, the General Disclosure Package and the Prospectus relating to any income and corporation tax liability of the Company for any years not finally determined have been recorded in accordance with GAAP applied on a consistent basis throughout the periods provided.

(xxxi) Insurance. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks, which in the judgment of the executive officers of the Company, are reasonable and prudent in the businesses in which the Company and its subsidiaries are engaged, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not, singly or in the aggregate, result in a Material Adverse Effect. Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxii) Investment Company Act. The Company is not required, and upon the issuance and sale of the Company Securities, if any, and the Confirmation Securities and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xxxiii) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the 1934 Act.

(xxxiv) Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(xxxv) Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, all applicable anti-money laundering statutes of all jurisdictions, all applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xxxvi) OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, His Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not, directly or indirectly, use the proceeds of the sale of the Securities or the Confirmation Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(xxxvii) Lending Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter, the Forward Seller or the Forward Purchaser and (ii) does not intend to use any of the proceeds from the sale of the Securities or the Confirmation Securities to repay any outstanding debt owed to any affiliate of any Underwriter, the Forward Seller or the Forward Purchaser.

(xxxviii) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xxxix) Broker-Dealer. Neither the Company nor any of its subsidiaries (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the 1934 Act or the 1934 Act Regulations, except for UMB Financial Services, Inc. (“UMB Financial Services”) and UMB Distribution Services, LLC (“UMB Distribution Services”) or (ii) directly, or indirectly through one or more intermediaries, controls or has any other association (within the meaning of Article I of the By-Laws of FINRA) with any member firm of FINRA, except for UMB Financial Services and UMB Distribution Services.

(xl) Prohibition on Dividends. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any order of any Regulatory Agency (other than orders applicable to bank holding companies and their subsidiaries generally), under any applicable law (other than banking laws generally limiting the amount that may be paid by banks), or under any

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agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or other equity interests, from repaying to the Company or any other subsidiary of the Company any loans or advances to such subsidiary or from transferring any of such subsidiary’s properties, assets or operations to the Company or any other subsidiary of the Company.

(xli) Not a U.S. Real Property Holding Corporation. The Company is not, and has not been, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended.

(xlii) Fair Saleable Value of Assets. Each of the Company and its subsidiaries owns and, after giving effect to the transactions contemplated in this Agreement, the Forward Sale Agreements and the Merger Agreement, will own assets the fair saleable value of which are greater than (A) the total amount of its liabilities (including known contingent liabilities) and (B) the amount that will be required to pay the probable liabilities of its existing debts as they become absolute and matured considering the financing alternatives reasonably available to it. The Company has no knowledge of any facts or circumstances which lead it to believe that it or any of its subsidiaries will be required to file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction, and has no present intent to so file.

(xliii) Affiliated Transactions or Relationships. No transaction has occurred or relationship exists between or among the Company or any of its subsidiaries, on the one hand, and its affiliates, officers or directors, on the other hand, that is required to be described in the Registration Statement, any preliminary prospectus or the Prospectus that is not so described therein.

(xliv) Cybersecurity. Except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) to the knowledge of the Company, there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company and its subsidiaries, and any such data processed or stored by third parties on behalf of the Company and its subsidiaries), equipment or technology (collectively, “IT Systems and Data”): (B) neither the Company nor its subsidiaries have been notified of, and each of them have no knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data and (C) the Company and its subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards designed to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards and (D) to the knowledge of the Company, the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives, the Forward Seller, the Forward Purchaser or to their counsel shall be deemed a representation and warranty by the Company to each Underwriter, the Forward Seller and the Forward Purchaser as to the matters covered thereby.

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(c) Representations and Warranties by the Forward Seller. The Forward Seller represents and warrants to each Underwriter, as of the date hereof, the Applicable Time, the Closing Time and any Date of Delivery, and agrees with each Underwriter, as follows:

(i) This Agreement has been duly authorized, executed and delivered by such Forward Seller.

(ii) This Initial Forward Sale Agreement has been duly authorized, executed and delivered by the Forward Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Forward Purchaser, enforceable against the Forward Purchaser in accordance with its terms; except as enforceability may be limited by the Enforceability Exceptions.

(iii) Prior to the delivery of any Borrowed Option Securities to an Underwriter, the related Additional Forward Sale Agreement will be duly authorized, executed and delivered by the Forward Purchaser and, assuming due authorization, execution and delivery by the Company, will constitute a legal, valid and binding obligation of such Forward Purchaser, enforceable against the Forward Purchaser in accordance with its terms; except as enforceability may be limited by the Enforceability Exceptions.

(iv) The Forward Seller shall, at the Closing Time or any Date of Delivery, as applicable, have the free and unqualified right to transfer any Borrowed Securities, to the extent that it is required to transfer such Borrowed Securities. Upon delivery of such Borrowed Securities and payment of the purchase price therefor as herein contemplated, assuming that each of the Underwriters has no notice of any adverse claim, each of the Underwriters shall have the free and unqualified right to transfer the Borrowed Securities purchased by it from the Forward Seller.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Forward Seller (with respect to the Borrowed Initial Securities) and the Company (with respect to any Company Top-Up Initial Securities) agree to sell, and the Underwriters agree to purchase, severally and not jointly, in each case at the purchase price per share set forth in Schedule A hereto, the respective number of Initial Securities set forth in Schedule A hereto opposite such Underwriter’s name, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as BofA in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(b) Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Forward Seller (with respect to the Borrowed Option Securities) and the Company (with respect to any Company Top-Up Option Securities) grant an option to the Underwriters to purchase Borrowed Option Securities (in the case of the Forward Seller) and Company Top-Up Option Securities (in the case of the Company), in each case at the purchase price per share set forth in Schedule A hereto, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities. The option hereby granted may be exercised for 30 days after the date hereof and may be exercised in whole or in part at any time from time to time upon notice by the Representatives to the Company, the Forward Seller and the Forward Purchaser setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time.

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Within one business day after such notice is given, the Company shall execute and deliver to the Forward Purchaser an additional letter agreement between the Company and the Forward Purchaser (an “Additional Forward Sale Agreement”) relating to the forward sale by the Company, subject to the Company’s right to elect Cash Settlement or Net Share Settlement (as such terms are defined in such Additional Forward Sale Agreement), of a number of shares of Common Stock equal to the aggregate number of Borrowed Option Securities being purchased by the Underwriters from the Forward Seller pursuant to the exercise of such option, on terms substantially similar to the Initial Forward Sale Agreement as agreed to by the parties. Upon the Company’s execution and delivery of such an Additional Forward Sale Agreement to the Forward Purchaser, the Forward Seller will procure that the Forward Purchaser shall promptly execute and deliver such Additional Forward Sale Agreement to the Company.

Upon such execution by the Company and the Forward Purchaser, based upon the warranties and representations and subject to the terms and conditions herein contained, the Forward Seller and the Company agree to sell to the Underwriters, and each of the Underwriters, acting severally and not jointly, agrees to purchase, that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as BofA in its sole discretion shall make to eliminate any sales or purchases of fractional shares.

(c) Payment. Payment of the purchase price for, and delivery of certificates or security entitlements for, the Initial Securities shall be made at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, or at such other place as shall be agreed upon by the Representatives and the Company or the Forward Seller, as applicable, at 9:00 A.M. (New York City time) on the second business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company or the Forward Seller, as appliable (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates or security entitlements for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company or the Forward Seller, as applicable, on each Date of Delivery as specified in the notice from BofA to the Company, the Forward Seller and the Forward Purchaser.

Payment shall be made to the Company and the Forward Seller, as applicable, by wire transfer of immediately available funds to a bank account designated by the Company or the Forward Seller, as applicable, against delivery to the Representatives for the respective accounts of the Underwriters of certificates or security entitlements for the Securities to be purchased by them. It is understood that each Underwriter has authorized BofA, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. BofA, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter, the Forward Seller and the Forward Purchaser as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will comply with the requirements of Rule 430B, and will notify the Representatives, the Forward Seller and the Forward Purchaser immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus or the Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A

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of the 1933 Act in connection with the offering of the Securities. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment. The Company shall pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations (including, if applicable, by updating the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

(b) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus. If at any time when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations (“Rule 172”), would be) required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters, the Forward Seller and the Forward Purchaser or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly (A) give the Representatives, the Forward Seller and the Forward Purchaser notice of such event, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representatives, the Forward Seller and the Forward Purchaser with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Representatives, the Forward Seller, the Forward Purchaser or their counsel shall object. The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request. The Company has given the Representatives notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within 48 hours prior to the Applicable Time; the Company will give the Representatives, the Forward Seller and the Forward Purchaser notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representatives, the Forward Seller and the Forward Purchaser with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representatives, the Forward Seller, the Forward Purchaser or their counsel shall reasonably object.

(c) Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without

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charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Blue Sky Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters and the Forward Sellers the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Company Securities, if any, and the Confirmation Securities in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under “Use of Proceeds.”

(h) Listing. The Company will use its best efforts to effect and maintain the listing of the Securities and the Confirmation Securities on the Nasdaq Global Select Market.

(i) Reservation. A total of 6,440,000 shares of Common Stock has been or will be, prior to issuance, duly and validly authorized and reserved for issuance, sale and/or delivery under the Forward Sale Agreements.

(j) Restriction on Sale of Securities. During a period of 60 days from the date of the Prospectus, the Company will not, without the prior written consent of BofA, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder or the Confirmation Securities, (B) any shares of Common Stock issued by the Company upon

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the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectus, (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing equity plans, incentive compensation plans or benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectus, (D) any shares of Common Stock issued in connection with the Merger, or (E) any shares of Common Stock issued pursuant to any non-employee director stock plan or any dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectus.

(k) Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations.

(l) Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representatives, the Forward Seller and the Forward Purchaser, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule B-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives, the Forward Seller and the Forward Purchaser as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives, the Forward Seller and the Forward Purchaser and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(m) Eligibility of Automatic Shelf Registration Statement Form. If at any time when Securities remain unsold by the Underwriters, the Company receives a notice from the Commission pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives, the Forward Seller and the Forward Purchaser in writing, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to such Securities, in a form and substance reasonably satisfactory to the Underwriters, the Forward Seller and the Forward Purchaser, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable and (iv) promptly notify the Representatives, the Forward Seller and the Forward Purchaser in writing of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the Registration Statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the “Registration Statement” shall include such new registration statement or post-effective amendment, as the case may be.

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(n) DTC. The Company will cooperate with the Underwriters, the Forward Seller and the Forward Purchaser and use its commercially reasonable efforts to permit the Securities to be eligible for clearance, settlement and trading through the facilities of The Depository Trust Company.

SECTION 4. Payment of Expenses.

(a) Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement and the Forward Sale Agreements, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates or security entitlements for the Company Securities, if any, and the Confirmation Securities, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Company Securities, if any, and the Confirmation Securities, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities and the Confirmation Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters, the Forward Seller and the Forward Purchaser in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities and the Confirmation Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA, if required, of the terms of the sale of the Securities, (ix) the fees and expenses incurred in connection with the listing of the Securities and the Confirmation Securities on the Nasdaq Global Select Market and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii). Except as expressly provided in this Section 4(a) or in Section 4(b) or 6, the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel and other professionals, transfer taxes on the sale of any of the Securities, and advertising expenses relating to offers that they make.

(b) Termination of Agreement. If this Agreement is terminated by the Representatives, the Forward Seller or the Forward Purchaser in accordance with the provisions of Section 5, Section 9(a)(i) or (iii) or Section 10 hereof, the Company shall reimburse the Underwriters, the Forward Seller and the Forward Purchaser for all of their out-of-pocket expenses reasonably incurred, including the reasonable fees and disbursements of their counsel, in connection with this Agreement and the Forward Sale Agreements.

SECTION 5. Conditions of the Underwriters’ and the Forward Seller’s Obligations. The obligations of the several Underwriters and the Forward Seller hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

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(a) Effectiveness of Registration Statement. The Registration Statement was filed by the Company with the Commission not earlier than three years prior to the date hereof and became effective upon filing in accordance with Rule 462(e). Each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus have been filed to the extent required by Rule 424(b) (without reliance on Rule 424(b)(8)) and Rule 433, as applicable, within the time period prescribed by, and in compliance with, the 1933 Act Regulations. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information. The Company shall have paid the required Commission filing fees relating to the Securities within the time period required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations and, if applicable, shall have updated the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

(b) Opinion of Counsel for Company. At the Closing Time, the Representatives, the Forward Seller and the Forward Purchaser shall have received the favorable opinions, dated the Closing Time, of Davis Polk & Wardwell LLP, counsel for the Company, and Sandberg Phoenix, counsel for the Company, each in form and substance reasonably satisfactory to counsel for the Underwriters, the Forward Seller and the Forward Purchaser.

(c) Opinion of Counsel for Underwriters, the Forward Seller and the Forward Purchaser. At the Closing Time, the Representatives, the Forward Seller and the Forward Purchaser shall have received the favorable opinion, dated the Closing Time, of Sidley Austin LLP, counsel for the Underwriters, the Forward Seller and the Forward Purchaser, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters requested by the Representatives, the Forward Seller or the Forward Purchaser.

(d) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives, the Forward Seller and the Forward Purchaser shall have received a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) the conditions specified in Section 5(a) hereof have been satisfied.

(e) Accountants’ Comfort Letters. At the time of the execution of this Agreement, the Representatives and the Forward Seller shall have received from each of (i) KPMG MO, the independent accountants to the Company and (ii) KPMG IA, the independent accountants to the HTLF a letter, dated such date, in form and substance satisfactory to the Representatives and the Forward Seller, together with signed or reproduced copies of such letter for each of the other Underwriters, in each case, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(f) Bring-down Comfort Letters. At the Closing Time, the Representatives and the Forward Seller shall have received from each of KPMG MO, the independent accountants to the Company, and KPMG IA, the independent accountants to HTLF, a letter, dated as of the Closing Time, to the effect that such independent accountants reaffirm the statements made in their respective letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

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(g) Company CFO Certificate. At the time of execution of this Agreement and at the Closing Time, the Representatives, the Forward Seller and the Forward Purchaser shall have received a certificate of the Chief Financial Officer of the Company, dated the date hereof or as of the Closing Time, as applicable, with respect to certain data of the Company contained in the Registration Statement, the Prospectus and the General Disclosure Package, and any amendment or supplement thereto, in form and substance reasonable satisfactory to the Representatives, the Forward Seller and the Forward Purchaser.

(h) HTLF CFO Certificate. At the time of execution of this Agreement and at the Closing Time, the Representatives, the Forward Seller and the Forward Purchaser shall have received a certificate of the Chief Financial Officer of HTLF, dated the date hereof or as of the Closing Time, as applicable, with respect to certain data of HTLF contained in the Registration Statement, the Prospectus and the General Disclosure Package, and any amendment or supplement thereto, in form and substance reasonable satisfactory to the Representatives, the Forward Seller and the Forward Purchaser.

(i) Approval of Listing. At the Closing Time, the Securities and the Confirmation Securities shall have been approved for listing on the Nasdaq Global Select Market, subject only to official notice of issuance.

(j) Lock-up Agreements. At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on Schedule C hereto.

(k) Maintenance of Rating. Since the execution of this Agreement, there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the 1934 Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(l) Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein, and the statements in any certificates furnished by the Company and any of its subsidiaries hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representatives, the Forward Seller and the Forward Purchaser shall have received:

(i) Officers’ Certificate. A certificate, dated such Date of Delivery, of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(d) hereof remains true and correct as of such Date of Delivery.

(ii) Opinion of Counsel for Company. If requested by the Representatives, the Forward Seller or the Forward Purchaser, the favorable opinions of Davis Polk and Wardwell LLP, counsel for the Company, and Sandberg Phoenix, counsel for the Company, each in form and substance reasonably satisfactory to counsel for the Underwriters, the Forward Seller and the Forward Purchaser, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iv) Opinion of Counsel for Underwriters, the Forward Seller and the Forward Purchaser. If requested by the Representatives, the Forward Seller or the Forward Purchaser, the favorable opinion of Sidley Austin LLP, counsel for the Underwriters, the Forward Seller and the Forward Purchaser, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

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(vi) Bring-down Comfort Letter. If requested by the Representatives or the Forward Seller, a letter from each of KPMG MO, the independent accountants to the Company, and KPMG IA, the independent accountants to HTLF, in form and substance satisfactory to the Representatives and the Forward Seller and dated such Date of Delivery, substantially in the same form and substance as their respective letter furnished to the Representatives and the Forward Seller pursuant to Section 5(e) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

(vii) CFO Certificates. If requested by the Representatives, the Forward Seller or the Forward Purchaser, a certificate from each of the Chief Financial Officer of the Company and the Chief Financial Officer of HTLF, dated such Date of Delivery, substantially in the same form and substance as the respective certificates delivered to the Representatives, the Forward Seller and the Forward Purchaser pursuant to Sections 5(g) or 5(h) hereof, as applicable.

(m) Additional Documents. At the Closing Time and at each Date of Delivery (if any) counsel for the Underwriters, the Forward Seller and the Forward Purchaser shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained.

(n) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representatives, the Forward Seller or the Forward Purchaser by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 14, 15, 16 and 17 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of the Underwriters, the Forward Seller and the Forward Purchaser. The Company agrees to indemnify and hold harmless each Underwriter, the Forward Seller and the Forward Purchaser, their respective affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), their respective selling agents and each person, if any, who controls any Underwriter, the Forward Seller or the Forward Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any materials or information

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provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, Issuer Free Writing Prospectus, Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by BofA), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b) Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by BofA, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall,

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without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, the Forward Seller and the Forward Purchaser, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, the Forward Seller and the Forward Purchaser, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, the Forward Seller and the Forward Purchaser, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as (x) in the case of the Company, the net proceeds from the offering of the Company Securities, if any, and the Confirmation Securities (assuming Physical Settlement at the Initial Forward Price (each as defined in the Forward Sale Agreements)) (before deducting expenses) received by the Company, (y) in the case of the Underwriters, the difference between (i) the aggregate price to the public received by the Underwriters for the Securities and (ii) the aggregate price paid by the Underwriters for the Securities and (z) in the case of the Forward Seller and the Forward Purchaser, the Spread (as defined in the Forward Sale Agreements) retained by the Forward Purchaser pursuant to the Forward Sale Agreements, net of any costs associated therewith, as reasonably determined by the Forward Purchaser.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter, the Forward Seller or the Forward Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s, the Forward Seller’s or the Forward Purchaser’s respective Affiliates and selling agents shall have the same rights to contribution as such Underwriter, the Forward Seller, the Forward Purchaser and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter, the Forward Seller, the Forward Purchaser or an Affiliate or selling agents, any person controlling any Underwriter, the Forward Seller, the Forward Purchaser, their respective officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a) Termination. The Representatives, the Forward Seller or the Forward Purchaser may terminate this Agreement, by notice to the other parties hereto, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representatives, the Forward Seller or the Forward Purchaser since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, the Forward Seller or the Forward Purchaser impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq Global Select Market, or (iv) if trading generally on the NYSE MKT or the New York Stock Exchange or in the Nasdaq Global Select Market has been suspended or materially limited, or minimum or

27

maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either Federal, New York or Missouri authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 14, 15, 16 and 17 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company or the Forward Seller to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company or the Forward Seller to sell the relevant Option Securities, as the case may be, either the (i) Representatives or (ii) the Company or the Forward Seller shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Issuance and Sale by the Company.

(a) If (i) any of the representations and warranties of the Company contained herein or any certificate delivered by the Company pursuant hereto are not true and correct as of the Closing Time or a Date of Delivery, as if made as of the Closing Time or such Date of Delivery, as the case may be, (ii) the Company has not performed all of the obligations required to be performed by it under this Agreement or the applicable Forward Sale Agreement on or prior to the Closing Time or such Date of Delivery, (iii) any of the conditions set forth in Section 5 hereof have not been satisfied on or prior to the Closing Time or such Date of Delivery, (iv) this Agreement shall have been terminated pursuant to Section 9 hereof on or prior to the Closing Time or such Date of Delivery, or the Closing Time or such Date of Delivery shall not have occurred, (v) any of the conditions in the applicable Forward Sale Agreement shall not have been satisfied on or prior to the Closing Time or such Date of Delivery, (vi) any of the representations and warranties of the Company contained in the applicable Forward Sale Agreement are not true and correct as of the Closing Time or such Date of Delivery as if made as of the Closing Time or such Date of Delivery, or (vii) the Forward Seller determines that (A) it or its affiliate is unable through commercially reasonable efforts to borrow and deliver for sale a number of Borrowed Securities equal to the number of Borrowed Securities that it has agreed to sell and deliver in connection with establishing its hedge position or (B) in its commercially reasonable judgement, either it is impracticable to do so or it or its affiliate would incur a stock loan cost of more than a rate equal to 200 basis points per annum to do so (clauses (i) through (vii), together, the “Conditions”), then (I) in the case of the Conditions set forth in clauses (i) through (vi), the Forward Seller may elect not to deliver for sale to the Underwriters at the Closing Time or such Date of Delivery the Borrowed Initial Securities or the Borrowed Option Securities, as applicable and (II) in the event of the Conditions set forth in clause (vii), the Forward Seller shall only be required to deliver for sale to the Underwriters at the Closing Time or such Date of Delivery, as the case may be, the aggregate number of shares of Common Stock that the Forward Seller or its affiliates is able to so borrow in connection with establishing its commercially reasonable hedge position at or below such cost. In addition, the Forward Seller and the Forward Purchaser shall have no liability whatsoever for any Borrowed Securities that the Forward Seller does not sell and deliver for sale to the Underwriters pursuant to this Section 11(a).

(b) In the event that the Forward Seller, pursuant to Section 11(a), does not deliver for sale the Borrowed Securities, then the Company shall issue and sell to the Underwriters at the purchase price per share set forth in Schedule A hereto (in the case of any Company Top-Up Option Securities, less an amount per share equal to any dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities), in whole but not in part, an aggregate number of shares of Common Stock equal to the number of Borrowed Securities that the Forward Seller does not so deliver for sale to the Underwriters. In connection with any such issuance and sale by the Company, the Company or the Representatives shall have the right to postpone the Closing Time or such Date of Delivery, as the case may be, for a period not exceeding one business day in order to effect any required changes in any documents or arrangements. The Securities sold by the Company to the Underwriters pursuant to this Section 11: (i) in lieu of Borrowed Initial Securities are referred to herein as the “Company Top-Up Initial Securities” and (ii) in lieu of any Borrowed Option Securities are referred to herein as the “Company Top-Up Option Securities.”

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If the Forward Seller elects pursuant to Section 11(a) not to, or is otherwise not required to, borrow and deliver for sale to the Underwriters at the relevant Closing Time or Date of Delivery the total number of Borrowed Securities otherwise deliverable by it hereunder, the Forward Seller will use its commercially reasonable efforts to notify the Company no later than 9:00 a.m., New York City time, on the Closing Time or such Date of Delivery of the total number of Borrowed Securities to be delivered for sale to the Underwriters by it hereunder. Notwithstanding anything to the contrary herein, in no event will the Company be required to issue or deliver any Company Securities prior to the business day following notice to the Company of the relevant number of Securities so deliverable in accordance with this Section 11.

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.

(a) Notices to the Underwriters shall be directed to BofA at One Bryant Park, New York, New York 10036, attention of Syndicate Department (email: dg.ecm_execution_services@bofa.com), with a copy to ECM Legal (email: dg.ecm_legal@bofa.com) and to Morgan Stanley & Co. LLC at 1585 Broadway, 6th Floor, New York, New York 10036, attention Equity Syndicate Desk, with a copy to the Legal Department.

(b) Notices to the Forward Seller and the Forward Purchaser shall be directed to them to them at One Bryant Park, New York, New York 10036, attention of Syndicate Department (email: dg.ecm_execution_services@bofa.com), with a copy to ECM Legal (email: dg.ecm_legal@bofa.com).

(c) Notices to the Company shall be directed to it at 1010 Grand Boulevard, Kansas City, Missouri 64106, attention of the General Counsel (email: legalnotices@umb.com).

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, the Forward Seller and the Forward Purchaser, on the other hand, and does not constitute a recommendation, investment advice, or solicitation of any action by the Underwriters, the Forward Seller or the Forward Purchaser, (b) in connection with the offering of the Securities and the process leading thereto, each of the Underwriters, the Forward Seller and the Forward Purchaser is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries or its shareholders, creditors, employees or any other party, (c) none of the Underwriters, the Forward Seller or the Forward Purchaser has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters), and none of the Underwriters, the Forward Seller or the Forward Purchaser has any obligation to the Company with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters, the Forward Seller, the Forward Purchaser and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, (e) the Underwriters, the Forward Seller and the Forward Purchaser have not provided any legal, accounting, regulatory, investment or tax advice with respect to the offering of the Securities and the Company has consulted its own legal, accounting, financial, regulatory and tax advisors to the extent it deemed appropriate, and (f) none of the activities of the Underwriters, the Forward Seller or the Forward Purchaser in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters, the Forward Seller or the Forward Purchaser with respect to any entity or natural person.

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SECTION 14. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter, the Forward Seller or the Forward Purchaser that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter, the Forward Seller or the Forward Purchaser of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter, the Forward Seller or the Forward Purchaser that is a Covered Entity or a BHC Act Affiliate of such Underwriter, the Forward Seller or the Forward Purchaser becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter, the Forward Seller or the Forward Purchaser are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

SECTION 15. Parties. This Agreement shall each inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the parties hereto and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 16. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each of the Underwriters and the Forward Seller hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 17. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

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SECTION 18. Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 19. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 20. Counterparts and Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement. Electronic signatures complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law will be deemed original signatures for purposes of this Agreement. Transmission by telecopy, electronic mail or other transmission method of an executed counterpart of this Agreement will constitute due and sufficient delivery of such counterpart.

SECTION 21. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the parties hereto in accordance with its terms.

Very truly yours,

UMB FINANCIAL CORPORATION

By	/s/ Ram Shankar
Name: Ram Shankar
Title: Chief Financial Officer

CONFIRMED AND ACCEPTED,
as of the date first above written:

BOFA SECURITIES, INC.

By	/s/ Ray Craig
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

MORGAN STANLEY & CO. LLC

By	/s/ Jyri Wilska
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

BOFA SECURITIES, INC.

By	/s/ Rohan Handa
Authorized Signatory

As Forward Seller.

CONFIRMED AND ACCEPTED,
as of the date first above written:

BANK OF AMERICA, N.A.

By	/s/ Rohan Handa
Authorized Signatory

As Forward Purchaser, solely as the recipient and/or beneficiary of certain representations, warranties, covenants and indemnities set forth in this Agreement.

[Signature Page to Underwriting Agreement]

SCHEDULE A

The initial public offering price per share for the Securities shall be $75.00.

The purchase price per share for the Securities to be paid by the several Underwriters shall be $72.00, being an amount equal to the initial public offering price set forth above less $3.00 per share, subject to adjustment in accordance with Section 2(b) for dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities.

Name of Underwriter	Number of Initial Securities to be Purchased	Maximum Number of Option Securities to be Purchased
BofA Securities, Inc.	2,100,000	315,000
Morgan Stanley & Co. LLC	420,000	63,000
Piper Sandler & Co.	140,000	21,000
RBC Capital Markets, LLC	140,000	21,000

Total	2,800,000	420,000

Name of Forward Seller	Number of Borrowed Initial Securities to be Sold	Maximum Number of Borrowed Option Securities to be Sold
BofA Securities, Inc.	2,800,000	420,000

Total	2,800,000	420,000

Schedule A-1

SCHEDULE B-1

Pricing Terms

1.	The Company and the Forward Seller are selling 2,800,000 Initial Securities.

2.	The Company and the Forward Seller have granted an option to the Underwriters, severally and not jointly, to purchase up to 420,000 Option Securities.

3.	The initial public offering price per share for the Securities shall be $75.00.

SCHEDULE B-2

Free Writing Prospectuses

None.

Schedule B-1

SCHEDULE C

List of Persons and Entities Subject to Lock-up

Directors

Robin C. Beery

Janine A. Davidson

Kevin C. Gallagher

Greg M. Graves

J. Mariner Kemper

Gordon E. Lansford III

Timothy R. Murphy

Tamara M. Peterman

Kris A. Robbins

L. Joshua Sosland

Leroy J. Williams, Jr.

Executive officers that are not also directors

R. Brian Beaird

Amy Harris

Shannon A. Johnson

Stacy King

Elizabeth Lewis

Phil Mason

Nikki Newton

David C. Odgers

John C. Pauls

James D. Rine

Ram Shankar

Thomas S. Terry

Uma Wilson

Schedule C-1

SCHEDULE D

List of Subsidiaries

Name of Entity Organization	Incorporation or Jurisdiction of	Parent Ownership Percentage
UMB Financial Corporation (Registrant and Parent Company)	Missouri
UMB Bank, n.a.	United States	100%
UMB Bank & Trust, n.a.	Missouri	100%
UMB Capital Corporation	Missouri	100%
UMB Banc Leasing Corporation	Missouri	100%
UMB Trust Company of South Dakota	South Dakota	100%
UMB Insurance, Inc.	Missouri	100%
Kansas City Realty Company	Kansas	100%
UMB Realty Company, LLC	Delaware	100%
Kansas City Financial Corporation	Kansas	100%
UMB Colorado Property, LLC	Colorado	100%
Conifer Properties LLC	Missouri	100%
Meridian AZ Properties, LLC	Delaware	100%
SB&T Assets, LLC	Texas	100%
UMB Foreign LLC	Delaware	100%
UMBF Trust and Agency Services (Ireland) Limited	Dublin, Ireland	100%
UMB Delaware, Inc.	Delaware	100%
1268 South Jones Spring Lane, LLC	Missouri	100%
UMBCDC, Inc.	Missouri	100%
UMB Fund Services, Inc.	Wisconsin	100%
UMB Distribution Services, LLC	Wisconsin	100%
UMB Financial Services, Inc.	Missouri	100%
UMB Asset Management, LLC	Delaware	100%
UMB Family Wealth GP 1, LLC	Delaware	100%
FW Motif LP		UMB Family Wealth GP 1, LLC is the general
	Delaware	partner
UMB Management Equity Holdings, Inc.	Delaware	100%
UMB Merchant LLC	Delaware	100%
UMB Family Wealth - KS Halite LLC	Delaware	100%
UMB Family Wealth - FW Tessera Horizon LLC	Delaware	100%
FW Tessera Horizon LLC		UMB Family Wealth - FW Tessera Horizon
	Delaware	LLC is the managing member
UMB Family Wealth - FW Tessera LLC	Delaware	100%
FW Tessera LLC		UMB Family Wealth - FW Tessera LLC is the
	Delaware	managing member
UMB Family Wealth - FW Tessera Royale LLC	Delaware	100%
FW Tessera Royale LLC	Delaware	UMB Family Wealth -FW Tessera Royale LLC is the managing member

Schedule D-1

Exhibit A

April 28, 2024

BofA Securities, Inc.

Morgan Stanley & Co. LLC

as Representatives of the several

Underwriters to be named in the

within mentioned Underwriting Agreement

c/o	BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Re:	Proposed Public Offering of Common Stock by UMB Financial Corporation

Dear Ladies and Gentlemen:

The undersigned, a securityholder and/or an officer and/or a director, as applicable, of UMB Financial Corporation, a Missouri corporation (the “Company”), understands that BofA Securities, Inc. (“BofA”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, the forward seller and the forward purchaser named therein providing for the public offering (the “Public Offering”) of shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”). In recognition of the benefit that the Public Offering will confer upon the undersigned as a securityholder and/or an officer and/or a director, as applicable, of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (the “Underwriters”) that, during the period beginning on the date hereof and ending on the date that is 60 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of BofA (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and securities which may be issued upon exercise of a stock option or warrant) (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act of 1933, as amended (the “Securities Act”) (ii) enter into any hedging, swap, loan or any other agreement or any transaction (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined) that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such hedging, swap, loan or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing described in clauses (i) and (ii) above.

Exhibit A-1

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of BofA, as described below, provided that (1) BofA receives a signed lock-up agreement in the form of this lock-up agreement for the balance of the Lock-Up Period from each donee, devisee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported during the Lock-Up Period with the Commission on Form 4 or Form 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , or, in the case of clause (i), (ii), (iii) and (iv) below, any such required filing shall clearly indicate in the footnotes thereto that the filing relates to circumstances described in such a clause, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts, including, without limitation, to a charitable organization or educational institution, or for bona fide estate planning purposes;

(ii)

by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” of the undersigned shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin of the undersigned);

(iii)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;

(iv)	pursuant to an order of a court or regulatory agency having jurisdiction over the undersigned;

(v)

to any corporation, partnership, limited liability company or other entity of which the undersigned or the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above;

(vii)

to any immediate family member or any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or one or more immediate family members of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(viii)

if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to limited partners, limited liability company members or stockholders of the undersigned or holders of similar equity interests in the undersigned;

(ix)

to the Company upon the undersigned’s death, disability or termination of employment or other service relationship with the Company; provided that such shares of Common Stock were issued to the undersigned pursuant to an agreement or equity award granted pursuant to an employee benefit plan, option, warrant or other right disclosed in the prospectus for the Public Offering.

Exhibit A-2

(x)

to the Company pursuant to the vesting, settlement or exercise of restricted stock units, restricted stock, options, warrants or other rights to purchase shares of Common Stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, restricted stock, options, warrants or rights, provided that (1) any such shares of Common Stock received upon such exercise, vesting or settlement shall be subject to the terms of this lock-up agreement; (2) any filing under the Exchange Act required to be made during the Lock-Up Period shall indicate in the footnotes thereto that the filing relates to circumstances described in this clause; (3) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; and (4) any such restricted stock units, restricted stock, options, warrants or rights are held by the undersigned pursuant to an agreement or equity award granted under a stock incentive plan or other equity award plan, each of which is disclosed in the prospectus for the Public Offering; or

(xi)

pursuant to a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act that has been entered into by the undersigned prior to the date of this lock-up agreement; provided, however, that (A) any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and (B) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such sales or transfers during the Lock-Up Period.

Furthermore, the undersigned may sell shares of Common Stock purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise, and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned acknowledges and agrees that the Underwriters have neither provided any recommendation or investment advice nor solicited any action from the undersigned with respect to the Public Offering of the Common Stock and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to enter into this lock-up agreement and nothing set forth in such disclosures is intended to suggest that any Underwriter is making such a recommendation.

The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this lock-up agreement. The undersigned understands that the Company and the Underwriters are relying upon the lock-up agreement in proceeding toward the consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Exhibit A-3

Notwithstanding anything to the contrary contained herein, this lock-up agreement will automatically terminate and the undersigned will be released from all of their or its obligations hereunder upon the earliest to occur, if any, of the following: (i) prior to the execution of the Underwriting Agreement, the Company advises BofA in writing that it has determined not to proceed with the Public Offering or (ii) the Underwriting Agreement is executed but is terminated (other than with respect to the provisions thereof which survive termination) prior to payment for and delivery of the Common Stock to be sold thereunder.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York.

This lock-up agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same lock-up agreement. Electronic signatures complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law will be deemed original signatures for purposes of this lock-up agreement. Transmission by telecopy, electronic mail or other transmission method of an executed counterpart of this lock-up agreement will constitute due and sufficient delivery of such counterpart.

Exhibit A-4

Very truly yours,

[NAME OF OFFICER/ DIRECTOR]

By:
Name:

Exhibit A-5

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HEARTLAND FINANCIAL USA, INC.,

UMB FINANCIAL CORPORATION

and

BLUE SKY MERGER SUB INC.

Dated as of April 28, 2024

i

Exhibit A – Form of UMB Articles Amendment
Exhibit B – Form of Certificate of Designations for the UMB Series A Preferred Stock
Exhibit C – Form of Bank Merger Agreement
Exhibit D – Form of HTLF Support Agreement
Exhibit E – Form of UMB Support Agreement
Exhibit F – Form of Surviving Entity Charter

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	82
affiliate	93
Agreement	1
Assumed Equity Awards	7
Assumed Option	7
Assumed PSU Award	6
Assumed RSU Award	5
Bank Merger	10
Bank Merger Act	20
Bank Merger Agreement	11
Bank Merger Certificates	11
BHC Act	15
business day	93
Capitalization Date	17
CARES Act	30
Certificate of Merger	3
Chosen Courts	94
Closing	3
Closing Date	3
Code	2
Collective Bargaining Agreement	29
Confidentiality Agreement	74
Continuing Employee	77
Delaware Secretary	3
DGCL	3
DOL	26
Effective Time	3
Employee Benefit Plan	25
Enforceability Exceptions	19
Environmental Laws	33
ERISA	25
ERISA Affiliate	26
ESPP	8
Exchange Act	22
Exchange Agent	11
Exchange Fund	11
Exchange Ratio	3
FCPA	41
FDIC	17
Federal Reserve Board	20
FINRA	39
GAAP	15
Governmental Entity	20
HSR Act	20

v

HTLF	1
HTLF Agent	40
HTLF Benefit Plans	25
HTLF Board Recommendation	75
HTLF Bylaws	16
HTLF Charter	16
HTLF Common Stock	3
HTLF Contract	31
HTLF Directors	81
HTLF Disclosure Schedule	14
HTLF Equity Awards	7
HTLF Indemnified Parties	79
HTLF Insiders	84
HTLF Insurance Subsidiary	40
HTLF Meeting	74
HTLF Option	6
HTLF Owned Properties	34
HTLF Preferred Stock	17
HTLF PSU Award	6
HTLF Qualified Plans	26
HTLF Real Property	34
HTLF Regulatory Agencies	21
HTLF Reports	29
HTLF RSU Award	5
HTLF Securities	18
HTLF Series E Preferred Stock	4
HTLF Stock Plan	5
HTLF Subsidiary	16
HTLF Subsidiary Bank	10
HTLF Subsidiary Securities	18
HTLF Supervisory Action	32
HTLF Support Agreement	2
HTLF Terminating Award Consideration	7
HTLF Terminating Awards	7
HTLF Terminating Option	7
HTLF Terminating Option Consideration	7
HTLF Terminating PSU Award	6
HTLF Terminating PSU Award Consideration	6
HTLF Terminating RSU Award	5
HTLF Terminating RSU Award Consideration	6
Intellectual Property	35
Intended Tax Treatment	2
Investment Advisers Act	39
IRS	26
IT Assets	35
Joint Proxy Statement	20
Key Employee	68

knowledge	93
Liens	18
Loans	37
made available	93
Material Adverse Effect	15
Materially Burdensome Regulatory Condition	73
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Bylaws	43
Merger Sub Charter	43
Merger Sub Common Stock	5
Mergers	1
Missouri Secretary	9
Multiemployer Plan	25
Multiple Employer Plan	27
OCC	20
OFAC	41
Old Certificate	4
Pandemic	16
Pandemic Measures	16
PBGC	27
Permitted Encumbrances	34
person	93
Personal Data	30
Premium Cap	79
Recommendation Change	75
Representatives	81
Requisite HTLF Vote	19
Requisite Regulatory Approvals	72
Requisite UMB Vote	46
Riegle-Neal Act	20
RSM	9
S-4	20
Sanctions	41
Sarbanes-Oxley Act	22
SEC	20
Second Effective Time	9
Second Merger Articles of Merger	9
Second Step Merger	1
Securities Act	29
Subsidiary	16
Surviving Corporation	1
Surviving Entity	1
Takeover Statutes	37
Tax	25
Tax Return	25

Taxes	25
Termination Date	88
Termination Fee	90
Trust Preferred Securities	84
UMB	1
UMB Advisory Entity	62
UMB Agent	64
UMB Articles	43
UMB Articles Amendment	10
UMB Benefit Plans	51
UMB Board Recommendation	75
UMB Broker-Dealer Subsidiary	63
UMB Bylaws	43
UMB Common Stock	3
UMB Contract	56
UMB Directors	81
UMB Disclosure Schedule	20
UMB Equity Awards	44
UMB Insurance Subsidiary	64
UMB Meeting	74
UMB Option Awards	44
UMB Owned Properties	59
UMB Preferred Stock	44
UMB PSU Awards	44
UMB Qualified Plan	78
UMB Qualified Plans	52
UMB Real Property	59
UMB Regulatory Agencies	47
UMB Reports	55
UMB Restricted Stock Awards	44
UMB RSU Awards	44
UMB Securities	44
UMB Series A Preferred Stock	4
UMB Share Issuance	46
UMB Subsidiary	43
UMB Subsidiary Bank	10
UMB Subsidiary Securities	45
UMB Supervisory Action	57
UMB Support Agreement	2

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 28, 2024 (this “Agreement”), is by and among Heartland Financial USA, Inc., a Delaware corporation (“HTLF”), UMB Financial Corporation, a Missouri corporation (“UMB”), and Blue Sky Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of UMB (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of HTLF, UMB and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders and shareholders, as applicable, to consummate the strategic business combination transaction provided for herein, pursuant to which (a) Merger Sub will, subject to the terms and conditions set forth herein, merge with and into HTLF (the “Merger”), so that HTLF is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) in the Merger, and (b) immediately following the Merger and as part of a single, integrated transaction, UMB shall cause the Surviving Entity to be merged with and into UMB (the “Second Step Merger”, and together with the Merger, the “Mergers”), so that UMB is the surviving corporation in the Second Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the Board of Directors of HTLF has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are in the best interests of HTLF and HTLF’s stockholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by HTLF of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

WHEREAS, the Board of Directors of each of UMB and Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers and the UMB Articles Amendment, are in the best interests of UMB and Merger Sub and their respective shareholders and stockholders, as applicable, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by UMB and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and the UMB Articles Amendment;

WHEREAS, the Board of Directors of HTLF, subject to the terms of this Agreement, has resolved to recommend that HTLF’s stockholders adopt this Agreement and to submit this Agreement to HTLF’s stockholders for adoption;

WHEREAS, the Board of Directors of UMB, subject to the terms of this Agreement, has resolved to recommend that UMB’s shareholders approve the UMB Share Issuance and the UMB Articles Amendment and to submit the UMB Share Issuance and the UMB Articles Amendment to UMB’s shareholders for approval;

WHEREAS, for federal income tax purposes, it is intended that (i) the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and (ii) the Bank Merger shall qualify as a “reorganization” within the meaning of the Code, and this Agreement is intended to be adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code ((i) and (ii) collectively, the “Intended Tax Treatment”);

WHEREAS, the Chief Executive Officer of HTLF is supportive of this Agreement and the transactions contemplated hereby, including the Merger, and has determined that it is in his best interests to provide for his support for this Agreement and such transactions and, concurrently with the execution of this Agreement, is entering into a support agreement with UMB in the form set forth in Exhibit D (the “HTLF Support Agreement”), pursuant to which, among other things, he is agreeing, subject to the terms of the HTLF Support Agreement, to vote all shares of HTLF Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval and adoption of this Agreement, and the HTLF Support Agreement is further a condition and inducement for UMB to enter into this Agreement;

WHEREAS, the Chief Executive Officer of UMB is supportive of this Agreement and the transactions contemplated hereby, including the Merger, and has determined that it is in his best interests to provide for his support for this Agreement and such transactions and, concurrently with the execution of this Agreement, is entering into a support agreement with HTLF in the form set forth in Exhibit E (the “UMB Support Agreement”), pursuant to which, among other things, he is agreeing, subject to the terms of the UMB Support Agreement, to vote all shares of UMB Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the UMB Share Issuance and the UMB Articles Amendment, and the UMB Support Agreement is further a condition and inducement for HTLF to enter into this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGERS

Section 1.01. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into HTLF, with HTLF surviving the Merger as the Surviving Entity. The Surviving Entity shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article 7 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by HTLF and UMB. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03. Effective Time. On or (if agreed by HTLF and UMB) prior to the Closing Date, the parties shall cause to be filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) (the “Certificate of Merger”). The Merger shall become effective at such time as specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

Section 1.04. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.

Section 1.05. Conversion of HTLF Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of UMB, Merger Sub, HTLF or the holder of any securities of UMB, Merger Sub or HTLF:

(a) Subject to Section 2.02(e), each share of the common stock, par value $1.00 per share, of HTLF issued and outstanding immediately prior to the Effective Time (the “HTLF Common Stock”), except for shares of HTLF Common Stock owned by HTLF or UMB (in each case other than shares of HTLF Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by HTLF or UMB in respect of debts previously contracted), shall be converted into the right to receive 0.5500 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of common stock, par value $1.00, of UMB (the “UMB Common Stock”).

(b) All of the shares of HTLF Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of HTLF Common Stock) previously representing any such shares of HTLF Common Stock shall thereafter represent only the right to receive (i) the number of whole shares of UMB Common Stock which such shares of HTLF Common Stock have been converted into the right to receive pursuant to this Section 1.05, (ii) cash in lieu of fractional shares which the shares of HTLF Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.05 and Section 2.02(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.02, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of UMB Common Stock or HTLF Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give UMB and the holders of HTLF Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit HTLF or UMB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of HTLF Common Stock that are owned by HTLF or UMB (in each case other than shares of HTLF Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by HTLF or UMB in respect of debts previously contracted) shall be cancelled and shall cease to exist and no UMB Common Stock or other consideration shall be delivered in exchange therefor.

Section 1.06. HTLF Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of UMB, Merger Sub, HTLF or the holder of any securities of UMB, Merger Sub or HTLF, each share of 7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, par value $1.00 per share, of HTLF (“HTLF Series E Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of UMB having the terms set forth in the Form of Certificate of Designations of the Series A Preferred Stock attached hereto as Exhibit B (all shares of such newly created series, collectively, the “UMB Series A Preferred Stock”) and, upon such conversion, the HTLF Series E Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

Section 1.07. Merger Sub Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Entity and such shares of common stock of the Surviving Entity shall constitute the only outstanding capital stock of the Surviving Entity.

Section 1.08. Treatment of HTLF Equity Awards.

(a) Restricted Stock Units.

(i) At the Effective Time, except as set forth in Section 1.08(a)(ii), each time-vesting restricted stock unit award (not including any award that vests based on the achievement of a combination of time- and performance-based vesting conditions but including any award that was subject to one or more performance-based vesting conditions but is no longer subject to any performance-based vesting conditions) in respect of shares of HTLF Common Stock granted under the Heartland Financial USA, Inc. 2020 Long-Term Incentive Plan (the “HTLF Stock Plan) (each such restricted stock unit award, a “HTLF RSU Award”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF RSU Award, shall be assumed by UMB and shall be converted into a restricted stock unit award (each, an “Assumed RSU Award”) that settles (subject to achievement of the applicable time-based vesting conditions) in a number of shares of UMB Common Stock equal to the number of shares of HTLF Common Stock underlying the HTLF RSU Award immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF RSU Award immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination of the holder’s employment following the Mergers).

(ii) At the Effective Time, each HTLF RSU Award that is outstanding immediately prior to the Effective Time and (A) is vested as of immediately prior to the Effective Time or (B) is held by (x) a former employee, officer, director or other service provider of HTLF or any Subsidiary of HTLF, (y) a non-employee member of the Board of Directors of HTLF or any Subsidiary of HTLF or (z) a non-employee member of an advisory board of HTLF or any Subsidiary of HTLF, in each case, whether or not vested immediately prior to the Effective Time (each HTLF RSU Award described in the foregoing clauses (A) and (B), a “HTLF Terminating RSU Award”), by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF Terminating RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each share of HTLF Common Stock underlying the HTLF Terminating RSU Award, the Merger Consideration, as if such HTLF Terminating RSU Award had been settled in shares of HTLF Common Stock immediately prior to the Effective Time (the “HTLF Terminating RSU Award Consideration”).

(b) Performance-Based Restricted Stock Units.

(i) At the Effective Time, except as set forth in Section 1.08(b)(ii), each restricted stock unit award in respect of shares of HTLF Common Stock granted under the HTLF Stock Plan that is subject to vesting based on the achievement of a combination of time- and performance-based vesting conditions (each, a “HTLF PSU Award”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF PSU Award, shall be assumed by UMB and shall be converted into a restricted stock unit award (each, an “Assumed PSU Award”) that settles (subject to the achievement of the applicable time-based vesting conditions) in a number of shares of UMB Common Stock equal to the number of shares of HTLF Common Stock underlying the HTLF PSU Award immediately prior to the Effective Time (based on target performance) multiplied by the Exchange Ratio. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF PSU Award (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination of the holder’s employment following the Mergers).

(ii) At the Effective Time, each HTLF PSU Award that is outstanding immediately prior to the Effective Time and is held by a former employee, officer, director or other service provider of HTLF or any Subsidiary of HTLF (each, a “HTLF Terminating PSU Award), by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF Terminating PSU Award, shall fully vest (based on target performance) and be cancelled and converted automatically into the right to receive, with respect to each share of HTLF Common Stock underlying the HTLF Terminating PSU Award, the Merger Consideration, as if such HTLF Terminating PSU Award had been settled in shares of HTLF Common Stock immediately prior to the Effective Time (the “HTLF Terminating PSU Award Consideration”).

(c) Stock Options.

(i) At the Effective Time, except as set forth in Section 1.08(c)(ii), each stock option in respect of shares of HTLF Common Stock granted under the HTLF Stock Plan (each such stock option, a “HTLF Option” and, collectively with the HTLF RSU Awards and the HTLF PSU Awards, the “HTLF Equity Awards”) that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF Option, shall be assumed by UMB and shall be converted into a stock option (each, an “Assumed Option” and, together with the Assumed RSU Awards and the Assumed PSU Awards, “Assumed Equity Awards”) that (x) is exercisable for (subject to achievement of the applicable time-based vesting conditions) a number of shares of UMB Common Stock equal to the number of shares of HTLF Common Stock underlying the HTLF Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share and (y) has an exercise price per share of UMB Common Stock equal to the exercise price applicable to the underlying HTLF Option divided by the Exchange Ratio, rounded up to the nearest cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding HTLF Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions, subject to any accelerated vesting on a Qualified Termination of the holder’s employment following the Mergers). The assumption of HTLF Options pursuant to this Section 1.08(c) shall be effected in a manner that satisfies the requirements of Section 409A of the Code and this Section 1.08(c) will be construed with this intent.

(ii) At the Effective Time, each HTLF Option that is outstanding immediately prior to the Effective Time and (A) is vested as of immediately prior to the Effective Time or (B) is held by a former employee, officer, director or other service provider of HTLF or any Subsidiary of HTLF (each of the HTLF Options described in the foregoing clauses (A) and (B), a “HTLF Terminating Option” and, collectively with the HTLF Terminating RSU Awards and HTLF Terminating PSU Awards, the “HTLF Terminating Awards”), by virtue of the Merger and without any required action on the part of HTLF or any holder of such HTLF Terminating Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, a number of shares of UMB Common Stock (if any) equal to (x) the Exchange Ratio multiplied by (y) the number of shares of HTLF Common Stock underlying the HTLF Terminating Option less a number of shares of HTLF Common Stock having a fair market value (determined by reference to the closing price of a share of HTLF Common Stock on the trading day immediately preceding the Closing Date) equal to the aggregate exercise price applicable to such HTLF Terminating Option (the “HTLF Terminating Option Consideration” and, collectively with the HTLF Terminating RSU Consideration and the HTLF Terminating PSU Consideration, the “HTLF Terminating Award Consideration”). For the avoidance of doubt, each HTLF Terminating Option for which the applicable per-share exercise price exceeds the closing price of a share of HTLF Common Stock on the trading day immediately preceding the Closing Date shall be cancelled as of the Effective Time for no consideration.

(d) “Qualified Termination” means that a holder experiences a Termination of Service (as defined in the HTLF Stock Plan) due to (i) UMB, the Surviving Entity or one of their Affiliates terminating such holder’s service other than for Cause (as defined in the HTLF Stock Plan), (ii) death or Disability (as defined in the HTLF Stock Plan), (iii) Qualifying Retirement (as defined in the award agreement applicable to the corresponding HTLF Equity Award) or (iv) the holder terminating employment for Good Reason (as defined in Section 1.08(d) of the HTLF Disclosure Schedule), in each case during the period beginning at the Effective Time and ending on the twenty-four (24)-month anniversary of the Closing Date.

(e) The HTLF Terminating Award Consideration shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients of the HTLF Terminating Award Consideration (which withholding Taxes shall be satisfied by retaining a number of shares of HTLF Common Stock having a fair market value (determined by reference to the closing price of a share of HTLF Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld). Notwithstanding anything in this Section 1.08 to the contrary, with respect to any HTLF Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be treated as contemplated by this Section 1.08 at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the HTLF Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f) Prior to the Effective Time, HTLF, the Board of Directors of HTLF or the appropriate committee thereof shall adopt any resolutions reasonably necessary to effectuate the provisions of Section 1.08.

(g) UMB shall take all corporate actions that are necessary for the assumption of the Assumed Equity Awards pursuant to Sections 1.08(a)(i), 1.08(b)(i) and 1.08(c)(i), including the reservation, issuance and listing of UMB Common Stock as necessary to effect the transactions contemplated by this Section 1.08. As soon as practicable following the Effective Time, UMB shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) or an amendment to an existing registration statement on Form S-8 to register the issuance of the shares of UMB Common Stock underlying such Assumed Equity Awards to holders of such Assumed Equity Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed Equity Awards remain outstanding.

Section 1.09. HTLF ESPP. Prior to the Effective Time, the HTLF Board of Directors or the appropriate committee thereof shall take all actions reasonably necessary, including adopting any reasonably necessary resolutions, with respect to the Heartland Financial USA, Inc. 2016 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the offering period (as defined in the ESPP) ongoing as of the date of this Agreement to be the final offering period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is ten business days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares of HTLF Common Stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the ESPP as of the date of this Agreement from commencing participation in the ESPP following the date of this Agreement, (iii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the ESPP as of, and subject to, the Effective Time.

Section 1.10. Certificate of Incorporation of Surviving Entity. At the Effective Time, the certificate of incorporation of the Surviving Entity shall be in the form set forth on Exhibit F until thereafter amended in accordance with applicable law.

Section 1.11. Bylaws of Surviving Entity. At the Effective Time, the Merger Sub Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

Section 1.12. Directors and Officers of Surviving Entity. At the Effective Time, the officers and directors of Merger Sub as of immediately prior to the Effective Time shall be the officers and directors of the Surviving Entity.

Section 1.13. Second Step Merger.

(a) Immediately following the Effective Time, in accordance with the Revised Statutes of Missouri, Chapter 351 (the “RSM”) and the DGCL, UMB shall cause the Surviving Entity to be merged with and into UMB in the Second Step Merger, with UMB surviving the Second Step Merger as the Surviving Corporation and continuing its existence under the laws of the State of Missouri, and the separate corporate existence of the Surviving Entity shall cease as of the Second Effective Time. In furtherance of the foregoing, UMB shall cause to be filed with the Secretary of State of the State of Missouri (the “Missouri Secretary”), in accordance with the RSM, articles of merger relating to the Second Step Merger and shall cause to be filed with the Delaware Secretary, in accordance with the DGCL, a certificate of merger relating to the Second Step Merger (collectively, the “Second Merger Articles of Merger”). The Second Step Merger shall become effective at such time specified in the Second Merger Articles of Merger in accordance with the relevant provisions of the RSM and the DGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Effective Time”).

(b) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of UMB or the Surviving Entity or the holder of any securities of UMB or the Surviving Entity, each share of common stock, par value $0.01 per share, of the Surviving Entity shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) At and after the Second Effective Time, each share of UMB Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of UMB Common Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the UMB Common Stock, including the shares issued to former holders of HTLF Common Stock, shall be the common stock of the Surviving Corporation.

(d) At and after the Second Effective Time, each share of UMB Series A Preferred Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of UMB Series A Preferred Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the UMB Series A Preferred Stock issued to former holders of HTLF Series E Preferred Stock shall be the preferred stock of the Surviving Corporation.

(e) At the Second Effective Time, the Amended and Restated Articles of Incorporation of UMB, as amended immediately prior to the Effective Time as set forth in Exhibit A (such amendment, the “UMB Articles Amendment”), shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

(f) At the Second Effective Time, the UMB Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

(g) At the Second Effective Time, the officers and directors of UMB as of immediately following the Effective Time (including, for the avoidance of doubt, as provided in Section 6.12) shall be the officers and directors of the Surviving Corporation.

Section 1.14. Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

Section 1.15. UMB Articles Amendment. Subject to the receipt of the Requisite UMB Vote, UMB shall, immediately prior to the Effective Time, file the UMB Articles Amendment with the Missouri Secretary and cause the UMB Articles Amendment to be effective immediately prior to the Effective Time.

Section 1.16. Bank Merger.

(a) On the day immediately following the Closing Date, UMB shall cause HTLF Bank (“HTLF Subsidiary Bank”) to be merged with and into UMB Bank, National Association, a national bank and a wholly owned Subsidiary of UMB (“UMB Subsidiary Bank”) (the “Bank Merger”). UMB Subsidiary Bank shall be the surviving entity of the Bank Merger and, following the Bank Merger, the separate corporate existence of HTLF Subsidiary Bank shall cease. Promptly after the date of this Agreement, HTLF Subsidiary Bank shall enter into an agreement and plan of merger with UMB Subsidiary Bank in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). The Board of Directors of HTLF Subsidiary Bank and the Board of Directors of UMB Subsidiary Bank shall approve the Bank Merger Agreement, and each of HTLF and UMB shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholders of HTLF Subsidiary Bank and UMB Subsidiary Bank, respectively, and HTLF and UMB shall, and shall cause HTLF Subsidiary Bank and UMB Subsidiary Bank, respectively, to, execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) as of the day immediately following the Closing Date. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

(b) It is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Bank Merger Agreement is intended to be and will be adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

ARTICLE 2

EXCHANGE OF SHARES

Section 2.01. UMB to Make Consideration Available. At or prior to the Effective Time, UMB shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by UMB and HTLF (the “Exchange Agent”), for exchange in accordance with this Article 2 for the benefit of the holders of Old Certificates (which for purposes of this Article 2 shall be deemed to include certificates or book-entry account statements representing shares of HTLF Series E Preferred Stock, as applicable), evidence in book-entry form representing shares of UMB Common Stock or UMB Series A Preferred Stock to be issued pursuant to Section 1.05 and Section 1.06, respectively, and any cash in lieu of any fractional shares to be paid pursuant to Section 2.02(e) (such cash in lieu of any fractional shares to be paid pursuant to Section 2.02(e) and shares of UMB Common Stock or UMB Series A Preferred Stock to be issued pursuant to Section 1.05 and Section 1.06, respectively, together with any dividends or distributions with respect to shares of UMB Common Stock or UMB Series A Preferred Stock payable in accordance with Section 2.02(b), being referred to herein as the “Exchange Fund”).

Section 2.02. Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of HTLF Common Stock or HTLF Series E Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive UMB Common Stock or UMB Series A Preferred Stock, as applicable, pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the number of whole shares of UMB Common Stock and any cash in lieu of fractional shares or shares of UMB Series A Preferred Stock, as applicable which the shares of HTLF Common Stock or HTLF Series E Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.02(b) (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to book-entry shares). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it being understood that no certificates shall be required to be delivered for shares of HTLF Common Stock or HTLF Series E Preferred Stock held in book-entry at the Effective Time), together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, (x) (i) that number of whole shares of UMB Common Stock to which such holder of HTLF Common Stock shall have become entitled pursuant to the provisions of Section 1.05(a) and (ii) a check or other method of cash payment representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old

Certificates surrendered pursuant to the provisions of this Article 2 and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.02(b) or (y) (i) that number of shares of UMB Series A Preferred Stock to which such holder of HTLF Series E Preferred Stock shall have become entitled pursuant to the provisions of Section 1.06, and (ii) a check or other method of cash payment representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.02(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.02, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of UMB Common Stock or shares of UMB Series A Preferred Stock which the shares of HTLF Common Stock or HTLF Series E Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.02.

(b) No dividends or other distributions declared with respect to UMB Common Stock or UMB Series A Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article 2. After the surrender of an Old Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of UMB Common Stock or UMB Series A Preferred Stock that the shares of HTLF Common Stock or HTLF Series E Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c) If any share of UMB Common Stock or UMB Series A Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of the shares of UMB Common Stock or UMB Series A Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of HTLF of the shares of HTLF Common Stock or HTLF Series E Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for shares of UMB Common Stock or UMB Series A Preferred Stock, cash in lieu of fractional shares and dividends or distributions as provided in this Article 2, as applicable.

(e) Notwithstanding anything to the contrary contained herein, no fractional shares of UMB Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to UMB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of UMB. In lieu of the issuance of any such fractional share, the Surviving Corporation shall pay to each former holder of HTLF Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of UMB Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the trading day immediately preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by UMB and HTLF) by (ii) the fraction of a share (after taking into account all shares of HTLF Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of UMB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.05. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of HTLF for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of HTLF Common Stock or HTLF Series E Preferred Stock who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of the shares of UMB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the UMB Common Stock deliverable in respect of each former share of HTLF Common Stock such holder holds as determined pursuant to this Agreement, or the shares of UMB Series A Preferred Stock and any unpaid dividends and distributions on the UMB Series A Preferred Stock deliverable in respect of each former share of HTLF Series E Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of UMB, HTLF, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of HTLF Common Stock or HTLF Series E Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of HTLF Common Stock or HTLF Series E Preferred Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of UMB Common Stock, cash dividends or distributions payable pursuant to this Section 2.02 or any other amounts otherwise payable pursuant to this Agreement to any holder of HTLF Common Stock, HTLF Series E Preferred Stock or HTLF Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of HTLF Common Stock, HTLF Series E Preferred Stock or HTLF Equity Awards in respect of which the deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Corporation or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of UMB Common Stock and any cash in lieu of fractional shares, or the shares of UMB Series A Preferred Stock, as applicable, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF HTLF

Except (a) as disclosed in the disclosure schedule delivered by HTLF to UMB concurrently herewith (the “HTLF Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the HTLF Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by HTLF that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (1) any other section of this Article 3 specifically referenced or cross-referenced and (2) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) except with respect to matters that relate to the representations and warranties contained in Section 3.02, as disclosed in any HTLF Reports filed by HTLF since December 31, 2022, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), HTLF hereby represents and warrants to UMB as follows:

Section 3.01. Corporate Organization.

(a) HTLF is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). HTLF has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. HTLF is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HTLF. As used in this Agreement, the term “Material Adverse Effect” means, with respect to UMB, HTLF or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby), or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; the word “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. For purposes of this Article 3, the terms “Subsidiary” and “HTLF Subsidiary Bank” shall be deemed to include, unless the context otherwise requires, the former Subsidiaries of HTLF set forth on Section 3.01(a)(ii) of the HTLF Disclosure Schedule, in their capacity as such and for the relevant time periods during which such entities were wholly owned Subsidiaries of HTLF. True and complete copies of the certificate of incorporation of HTLF (the “HTLF Charter”) and the bylaws of HTLF (the “HTLF Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by HTLF to UMB.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HTLF, each Subsidiary of HTLF (a “HTLF Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of HTLF or any Subsidiary of HTLF to pay dividends or distributions except, in the case of HTLF or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of HTLF Subsidiary Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of HTLF, threatened. Section 3.01(b) of the HTLF Disclosure Schedule sets forth a true and complete list of all Subsidiaries of HTLF as of the date hereof. No Subsidiary of HTLF is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of HTLF. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of HTLF other than the HTLF Subsidiaries.

Section 3.02. Capitalization.

(a) The authorized capital stock of HTLF consists of 60,000,000 shares of HTLF Common Stock and 200,000 shares of preferred stock, par value $1.00 per share (“HTLF Preferred Stock”), with 11,500 shares of such HTLF Preferred Stock (and no others) having been designated as HTLF Series E Preferred Stock. As of April 25, 2024 (the “Capitalization Date ”), there are (i) 42,790,564 shares of HTLF Common Stock issued and outstanding, (ii) 11,500 shares of HTLF Series E Preferred Stock issued and outstanding, (iii) no shares of HTLF Common Stock held in treasury, (iv) 397,859 shares of HTLF Common Stock reserved for issuance upon the settlement of outstanding HTLF RSU Awards, (v) 188,437 shares of HTLF Common Stock reserved for issuance upon the settlement of outstanding HTLF PSU Awards assuming performance goals are satisfied at the target level or 279,790 shares of HTLF Common Stock reserved for issuance upon the settlement of outstanding HTLF PSU Awards assuming performance goals are satisfied at the maximum level, (vi) 52,905 shares of HTLF Common Stock reserved for issuance upon the exercise and settlement of outstanding HTLF Options, (vii) 391,904 shares of HTLF Common Stock reserved for issuance upon settlement of outstanding purchase rights under the ESPP (determined by reference to the closing price of a share of HTLF Common Stock on the Capitalization Date), and (viii) no other shares of capital stock or other voting securities or equity interests of HTLF issued, reserved for issuance or outstanding. All of the issued and outstanding shares of HTLF Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of HTLF may vote. Other than the HTLF Equity Awards outstanding as of the date of this Agreement, and shares of HTLF Common Stock issuable pursuant to the ESPP, as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in HTLF, or contracts, commitments, understandings or arrangements by which HTLF may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in HTLF, or that otherwise obligate HTLF or any HTLF Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “HTLF Securities”). No HTLF Subsidiary owns any capital stock of HTLF. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which HTLF or any of its Subsidiaries is a party with respect to the voting or transfer of HTLF Common Stock, capital stock or other voting or equity securities or ownership interests of HTLF or granting any stockholder or other person any registration rights.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HTLF, HTLF owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the HTLF Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any HTLF Subsidiary, or contracts, commitments, understandings or arrangements by which any HTLF Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such HTLF Subsidiary, or otherwise obligating HTLF or any HTLF Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “HTLF Subsidiary Securities”).

(c) Section 3.02(c) of the HTLF Disclosure Schedule sets forth, for each HTLF Equity Award as of the date hereof, as applicable, the holder, type of award, grant date, number of shares, vesting schedule, exercise price and expiration date. Within five (5) days prior to the Closing Date, HTLF will provide UMB with a revised version of Section 3.02(c) of the HTLF Disclosure Schedule, updated as of the most recent practicable date. Each HTLF Equity Award has been granted in compliance with applicable securities laws or exemptions therefrom and all requirements set forth in the applicable HTLF Stock Plan and other applicable contracts.

Section 3.03. Authority; No Violation.

(a) HTLF has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers have been duly and validly approved by the Board of Directors of HTLF. The Board of Directors of HTLF, acting with the approval of not less than 66-2/3% of the number of the members of the Board of Directors, has determined that the Mergers, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of HTLF and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Mergers), and has directed that this Agreement be submitted to HTLF’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of HTLF Common Stock entitled to vote on this Agreement at a meeting called therefor (the “Requisite HTLF Vote”), and subject to the adoption and approval of the Bank Merger Agreement by the Board of Directors of HTLF Subsidiary Bank and HTLF as HTLF Subsidiary Bank’s sole shareholder, no other corporate proceedings on the part of HTLF are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by HTLF and (assuming due authorization, execution and delivery by UMB) constitutes a valid and binding obligation of HTLF, enforceable against HTLF in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by HTLF nor the consummation by HTLF of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by HTLF with any of the terms or provisions hereof, will (i) violate any provision of the HTLF Charter or the HTLF Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any HTLF Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.04 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HTLF or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of HTLF or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which HTLF or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF.

Section 3.04. Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, (ii) the Office of the Comptroller of the Currency (the “OCC”) under the Bank Merger Act, 12 U.S.C. § 1828(c) (the “Bank Merger Act”) and the Riegle-Neal Interstate Banking and Branching Efficiency Act, 12 U.S.C. § 1831u (the “Riegle-Neal Act”), and (iii) any state banking, securities or insurance regulatory authorities listed on Section 3.04 of the HTLF Disclosure Schedule or Section 4.04 of the disclosure schedule delivered by UMB to HTLF concurrently herewith (the “UMB Disclosure Schedule”) and approval of such applications, filings and notices, (c) the filing by HTLF with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by UMB in connection with the transactions contemplated by this Agreement (the “S-4”), and the declaration of effectiveness of the S-4, (d) the filing of the UMB Articles Amendment with the Missouri Secretary, the filing of the Certificate of Designation for the UMB Series A Preferred

Stock with the Missouri Secretary, the filing of the Certificate of Merger with the Delaware Secretary and the Second Merger Articles of Merger with the Delaware Secretary pursuant to the DGCL and the Missouri Secretary pursuant to the RSM, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (e) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act and compliance with the HSR Act and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission, or other governmental or regulatory authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by HTLF of this Agreement or (y) the consummation by HTLF of the Mergers and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, to the knowledge of HTLF, there is no reason why the necessary regulatory approvals and consents will not be received by HTLF to permit consummation of the Mergers and the Bank Merger on a timely basis.

Section 3.05. Reports. HTLF and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) each of the state bank regulatory authorities listed on Section 3.04 of the HTLF Disclosure Schedule and any other state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (clauses (i) – (vi), collectively, “HTLF Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any HTLF Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF. Subject to Section 9.14, except for normal examinations conducted by a HTLF Regulatory

Agency in the ordinary course of business of HTLF and its Subsidiaries, no HTLF Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of HTLF, investigation into the business or operations of HTLF or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any HTLF Regulatory Agency with respect to any report or statement relating to any examinations or inspections of HTLF or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any HTLF Regulatory Agency with respect to the business, operations, policies or procedures of HTLF or any of its Subsidiaries since January 1, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF.

Section 3.06. Financial Statements.

(a) The financial statements of HTLF and its Subsidiaries included (or incorporated by reference) in the HTLF Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of HTLF and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of HTLF and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of HTLF and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since December 31, 2022, no independent public accounting firm of HTLF has resigned (or informed HTLF that it intends to resign) or been dismissed as independent public accountants of HTLF as a result of or in connection with any disagreements with HTLF on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, neither HTLF nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of HTLF included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of HTLF and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of HTLF or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on HTLF. HTLF (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to HTLF, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of HTLF by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to HTLF’s outside auditors and the audit committee of HTLF’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect HTLF’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in HTLF’s internal controls over financial reporting. These disclosures were made in writing by management to HTLF’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by HTLF to UMB. Neither HTLF nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. HTLF has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2022, (i) neither HTLF nor any of its Subsidiaries, nor, to the knowledge of HTLF, any Representative of HTLF or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of HTLF or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that HTLF or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing HTLF or any of its Subsidiaries, whether or not employed by HTLF or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by HTLF or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of HTLF or any committee thereof or the Board of Directors or similar governing body of any HTLF Subsidiary or any committee thereof, or to the knowledge of HTLF, to any director or officer of HTLF or any HTLF Subsidiary.

Section 3.07. Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither HTLF nor any HTLF Subsidiary nor any of their respective officers or directors on behalf of HTLF has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. HTLF has disclosed to UMB as of the date hereof the aggregate fees provided for in connection with the engagement by HTLF of Keefe, Bruyette & Woods, Inc. related to the Mergers and the other transactions contemplated hereunder.

Section 3.08. Absence of Certain Changes or Events.

(a) Since December 31, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF.

(b) Since December 31, 2023, and until the date of this Agreement, HTLF and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

Section 3.09. Legal Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on HTLF, neither HTLF nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of HTLF, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against HTLF or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon HTLF, any of its Subsidiaries or the assets of HTLF or any of its Subsidiaries (or that, upon consummation of the Mergers or the Bank Merger, would apply to the Surviving Corporation or any of its affiliates).

Section 3.10. Taxes and Tax Returns.

(a) Each of HTLF and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither HTLF nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of HTLF and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of HTLF and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither HTLF nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither HTLF nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of HTLF, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of HTLF and its

Subsidiaries or the assets of HTLF and its Subsidiaries. Neither HTLF nor any of its Subsidiaries has any deferred payroll Tax Liability under Section 2302 of the CARES Act, Internal Revenue Service Notice 2020-65 or any similar or analogous provision of state, local or non-U.S. applicable law or guidance. HTLF has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither HTLF nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among HTLF and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither HTLF nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was HTLF) or (B) has any liability for the Taxes of any person (other than HTLF or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither HTLF nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither HTLF nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Neither HTLF nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither HTLF nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a tax and imposed by a Governmental Entity with jurisdiction over taxes, together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

Section 3.11. Employees.

(a) Section 3.11(a) of the HTLF Disclosure Schedule sets forth a true and complete list of all material HTLF Benefit Plans. For purposes of this Agreement, the term “HTLF Benefit Plans” means an Employee Benefit Plan to which HTLF, any Subsidiary of HTLF or any of their respective ERISA Affiliates (as defined below) is a party or has any current or future obligation or that are maintained, contributed to or sponsored by HTLF, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of HTLF, any of its Subsidiaries or any of their ERISA Affiliates, or for which HTLF, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, the term “Employee Benefit Plan” means any (i) employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and any rules or regulations promulgated thereunder (“ERISA”)), whether or not subject to ERISA, and (ii) equity or equity-based compensation, bonus, profit sharing, incentive, deferred compensation, post-employment or retiree benefits, life insurance, supplemental retirement, termination, change in control, retention, compensation, employment, consulting, retirement or similar plan, agreement, arrangement, program or policy, insurance (including any self-insured arrangement), health and welfare, disability or sick leave benefits, vacation benefit, relocation or expatriate benefits, perquisite or other benefit plans, programs, agreements, contracts, policies or arrangements, in each case whether or not written. For purposes of this Agreement, the term “ERISA Affiliate” means with respect to an entity, any other entity, trade or business, whether or not incorporated, that together with such first entity would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

(b) HTLF has heretofore made available to UMB true and complete copies of each material HTLF Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) and accompanying schedules and attachments thereto filed with the U.S. Department of Labor (the “DOL”) for the last two (2) plan years, (iii) the most recently received U.S. Internal Revenue Service (“IRS”) determination or opinion letter, and (iv) the most recently prepared actuarial report and financial statements for each of the last two (2) years.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, each HTLF Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, neither HTLF nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any HTLF Benefit Plan, and neither HTLF nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the HTLF Disclosure Schedule identifies each HTLF Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “HTLF Qualified Plans”). The IRS has, if applicable, issued a favorable determination letter with respect to each HTLF Qualified Plan and the related trust, which letter has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of HTLF, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any HTLF Qualified Plan or the related trust. Each trust created under any HTLF Qualified Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, with respect to each HTLF Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code or Section 302 of ERISA, (iii) the present value of accrued benefits under such HTLF Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such HTLF Benefit Plan’s actuary with respect to such HTLF Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such HTLF Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by HTLF or any of its Subsidiaries or any of their respective ERISA Affiliates, and (vii) the PBGC has not instituted proceedings to terminate any such HTLF Benefit Plan.

(f) None of HTLF, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of HTLF, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither HTLF nor any of its Subsidiaries sponsors, has sponsored or has any current or projected obligation or liability with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, all contributions required to be made to any HTLF Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any HTLF Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of HTLF.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), actions, suits, audits, lawsuits or arbitrations which have been asserted or instituted, and, to HTLF’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, action, suit, audit, lawsuit or arbitration against the HTLF Benefit Plans, any fiduciaries thereof with respect to their duties to the HTLF Benefit Plans or the assets of any of the trusts under any of the HTLF Benefit Plans that would reasonably be expected to result in any material liability of HTLF or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a HTLF Benefit Plan, or any other party.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, none of HTLF, any of its Subsidiaries or any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the HTLF Benefit Plans or their related trusts, HTLF, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that HTLF or any of its Subsidiaries has an obligation to indemnify, to any material Tax, penalty or other liability imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, each HTLF Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and HTLF and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of HTLF or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any HTLF Benefit Plan, or (iii) result in any limitation on the right of HTLF or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any HTLF Benefit Plan or related trust.

(m) The transactions contemplated by this Agreement will not cause or require HTLF or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(n) No HTLF Benefit Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code and neither HTLF or any of its Subsidiaries and any obligation to gross-up or reimburse any current or former employee, director or individual independent contractor for any Taxes under Section 409A or 4999 of the Code, or otherwise.

(o) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, there are no pending or, to HTLF’s knowledge, threatened labor grievances or unfair labor practice claims or charges against HTLF or any of its Subsidiaries, or any strikes, or other labor disputes against HTLF or any of its Subsidiaries. Neither HTLF nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association (a “Collective Bargaining Agreement”), or work rules or practices agreed to with any labor organization or employee association applicable to service provider of HTLF or any of its Subsidiaries and, to the knowledge of HTLF, there are no organizing efforts by any union or other group seeking to represent any employees of HTLF or any of its Subsidiaries.

(p) HTLF and its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF. Neither HTLF nor any of its Subsidiaries has taken any action that would reasonably be expected to cause UMB or any of its affiliates to have any material liability or other obligations following the Closing Date under the Worker Adjustment and Retraining Notification Act and any comparable state or local law.

Section 3.12. SEC Reports. HTLF has previously made available to UMB an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2022 by HTLF pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “HTLF Reports”) and (b) communication mailed by HTLF to its stockholders since December 31, 2022 and prior to the date hereof, and no such HTLF Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2022, as of their respective dates, all HTLF Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of HTLF has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the HTLF Reports.

Section 3.13. Compliance with Applicable Law.

(a) HTLF and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HTLF, and to the knowledge of HTLF, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened. HTLF has not elected to be treated as a financial holding company under the BHC Act and HTLF and each of its Subsidiaries other than HTLF Subsidiary Bank are engaged solely in activities permissible under section 4 of the BHC Act (12 U.S.C. § 1843) for a bank holding company that has not elected to be treated as a financial holding company.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HTLF, HTLF and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to HTLF or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “CARES Act”) and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) HTLF Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d) HTLF maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by HTLF and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on HTLF, to the knowledge of HTLF, since December 31, 2022, no third party has gained unauthorized access to any information technology networks or Personal Data controlled by HTLF and its Subsidiaries.

(e) As of the date hereof, each of HTLF and HTLF Subsidiary Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither HTLF nor HTLF Subsidiary Bank has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of HTLF Subsidiary Bank will be downgraded within one (1) year from the date of this Agreement.

Section 3.14. Certain Contracts.

(a) Except as set forth on Section 3.14(a) of the HTLF Disclosure Schedule, as of the date hereof, neither HTLF nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any HTLF Benefit Plan: (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of HTLF or any of its Subsidiaries (or after the Mergers, the ability of the Surviving Corporation or any of its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements); (iii) with or to a labor union or guild (including any Collective Bargaining Agreement); (iv) which (other than extensions of credit, other customary banking products offered by HTLF or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $1,000,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less; (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of HTLF or its Subsidiaries taken as a whole; (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a HTLF Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to HTLF and its Subsidiaries, taken as a whole; (vii) that provides for contractual indemnification to any director, officer or employee; (viii) (A) that relates to the incurrence of indebtedness by HTLF or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by HTLF or any of its Subsidiaries of, or any similar commitment by HTLF or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more; (ix) with any record or beneficial owner of five percent (5%) or more of the outstanding shares of HTLF Common Stock; or (x) which is a settlement, consent or similar agreement and contains any material continuing obligations of HTLF or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any HTLF Benefit Plan), whether or not set forth in the HTLF Disclosure Schedule, is referred to herein as a “HTLF Contract.” HTLF has made available to UMB true, correct and complete copies of each HTLF Contract in effect as of the date hereof.

(b) (i) Each HTLF Contract is valid and binding on HTLF or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF, (ii) HTLF and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each HTLF Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF, (iii) to the knowledge of HTLF, each third-party counterparty to each HTLF Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such HTLF Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF, (iv) neither HTLF nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any HTLF Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of HTLF or any of its Subsidiaries, or to the knowledge of HTLF, any other party thereto, of or under any such HTLF Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HTLF.

Section 3.15. HTLF Supervisory Actions. Subject to Section 9.14, neither HTLF nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any HTLF Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the HTLF Disclosure Schedule, a “HTLF Supervisory Action ”), nor has HTLF or any of its Subsidiaries been advised since January 1, 2022, of any HTLF Supervisory Action by any HTLF Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such HTLF Supervisory Action.

Section 3.16. Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of HTLF or any of its Subsidiaries or for the account of a customer of HTLF or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any HTLF Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of HTLF or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. HTLF and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to HTLF’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

Section 3.17. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, HTLF and its Subsidiaries are in compliance, and have complied, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of HTLF, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on HTLF or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against HTLF, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF. To the knowledge of HTLF, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF. HTLF is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, HTLF Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF.

Section 3.18. Investment Securities and Commodities.

(a) Each of HTLF and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to HTLF on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of HTLF or its Subsidiaries. Such securities and commodities are valued on the books of HTLF in accordance with GAAP in all material respects.

(b) HTLF and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that HTLF believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, HTLF has made available to UMB the material terms of such policies, practices and procedures.

Section 3.19. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, HTLF or a HTLF Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the HTLF Reports as being owned by HTLF or a HTLF Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “HTLF Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such HTLF Reports or acquired after the date thereof which are material to HTLF’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the HTLF Owned Properties, the “HTLF Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of HTLF, the lessor. There are no pending or, to the knowledge of HTLF, threatened condemnation proceedings against the HTLF Real Property.

Section 3.20. Intellectual Property.

(a) Section 3.20(a) of the HTLF Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration of any and all registered Intellectual Property owned (or purported to be owned) by HTLF and each of its Subsidiaries as of the date hereof. HTLF and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF: (i) to the knowledge of HTLF, the use of any Intellectual Property by HTLF and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which HTLF or any HTLF Subsidiary acquired the right to use any Intellectual Property, (ii) to the knowledge of HTLF, no person has asserted in writing to HTLF that HTLF or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of HTLF, no person is challenging, infringing on or otherwise violating any right of HTLF or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to HTLF or its Subsidiaries and (iv) neither HTLF nor any HTLF Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by HTLF or any HTLF Subsidiary, and HTLF and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by HTLF and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by HTLF and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, to the knowledge of HTLF, none of the software owned or distributed by HTLF or any of its Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software containing such code be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, the IT Assets of HTLF operate and perform in a manner that permits HTLF and its Subsidiaries to conduct their business as currently conducted.

(e) For purposes of this Agreement, (i) “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any and all renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any and all renewals or extensions thereof; and any and all similar intellectual property or proprietary rights throughout the world and (ii) “IT Assets” of any person means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, such person or any of its Subsidiaries.

Section 3.21. Customer Relationships.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on HTLF, each trust or wealth management customer of HTLF or any of its Subsidiaries has been originated and serviced (i) in conformity with the applicable policies of HTLF and its Subsidiaries, (ii) in accordance with the terms of any applicable contract governing the relationship with such customer, (iii) in accordance with the applicable policies of HTLF and its Subsidiaries regarding instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer’s risk profile in effect at such time and (v) in compliance with all applicable laws and HTLF’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder and in effect at such time. Each contract governing a relationship with a trust or wealth management customer of HTLF or any of its Subsidiaries has been duly and validly executed and delivered by HTLF and each Subsidiary and, to the knowledge of HTLF, the other contracting parties, each such contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by the Enforceability Exceptions, and HTLF and its Subsidiaries and, to the knowledge of HTLF, the other contracting parties thereto, have duly performed in all material respects their obligations thereunder, and HTLF and its Subsidiaries and, to the knowledge of HTLF, such other contracting parties are in material compliance with each of the terms thereof.

(b) Since January 1, 2022, none of HTLF, any of its Subsidiaries or any of their respective directors, officers or employees has committed any material breach of trust or fiduciary duty with respect to any of the accounts maintained on behalf of any trust or wealth management customer of HTLF or any of its Subsidiaries. Since January 1, 2022, none of HTLF or any of its Subsidiaries has been, and none are currently, engaged in any material dispute with, or subject to material claims by, any such trust or wealth management customer for breach of fiduciary duty or otherwise in connection with any such account.

Section 3.22. Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between HTLF or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of HTLF or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding HTLF Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of HTLF) on the other hand, of the type required to be reported in any HTLF Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

Section 3.23. State Takeover Laws. The Board of Directors of HTLF has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the HTLF Charter or HTLF Bylaws (collectively, with any similar provisions of the UMB Articles or UMB Bylaws, “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of HTLF Common Stock or the HTLF Series E Preferred Stock (or any depositary shares in respect thereof) in connection with the Mergers.

Section 3.24. Reorganization. HTLF has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, or the Bank Merger from qualifying for the Intended Tax Treatment.

Section 3.25. Opinion. Prior to the execution of this Agreement, the board of directors of HTLF has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Keefe, Bruyette & Woods, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair from a financial point of view to the holders of HTLF Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.26. HTLF Information. The information relating to HTLF and its Subsidiaries or that is provided by HTLF or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any HTLF Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to HTLF and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to HTLF or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 3.27. Loan Portfolio.

(a) As of the date hereof, neither HTLF nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which HTLF or any Subsidiary of HTLF is a creditor that, as of December 31, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of December 31, 2023 over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater stockholder of HTLF or any of its Subsidiaries, or to the knowledge of HTLF, any affiliate of any of the foregoing. Set forth in Section 3.27(a) of the HTLF Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of HTLF and its Subsidiaries that, as of December 31, 2023, had an outstanding balance of $1,000,000 and were classified by HTLF as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of HTLF or any of its Subsidiaries that, as of December 31, 2023, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, each Loan of HTLF or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of HTLF and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, each outstanding Loan of HTLF or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of HTLF and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), including the policy set forth on Section 3.27(c) of the HTLF Disclosure Schedule, and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which HTLF or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by HTLF or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of HTLF or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, neither HTLF nor any of its Subsidiaries is now nor has it ever been since December 31, 2022 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or HTLF Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HTLF, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to HTLF’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by HTLF or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.04 and Section 4.04 have been made or obtained.

Section 3.28. Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on HTLF, (a) HTLF and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of HTLF reasonably has determined to be prudent and consistent with industry practice, and HTLF and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of HTLF and its Subsidiaries, HTLF or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by HTLF or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither HTLF nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

Section 3.29. Investment Advisory and Broker-Dealer Matters.

(a) No Subsidiary of HTLF is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).

(b) No Subsidiary of HTLF is a broker-dealer or is required to be registered, licensed or qualified as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or any other federal or state regulatory or legal requirement or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of the Financial Industry Regulatory Authority (“FINRA”)) any member firm of FINRA.

(c) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on HTLF, (i) neither HTLF nor any Subsidiary of HTLF nor, to the knowledge of HTLF, any “associated person” thereof (A) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or (B) is subject to a disqualification that, as a result of becoming an “associated person” of any UMB Broker-Dealer Subsidiary, would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any UMB Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of HTLF, threatened in writing, that is reasonably likely to result in any such person being subject to a “statutory disqualification” as described in clause (A) or subject to a disqualification as described in clause (B) (in each case, qualified by the knowledge of HTLF with respect to “associated persons” of HTLF and its Subsidiaries).

(d) Neither HTLF nor any Subsidiary of HTLF nor, to the knowledge of HTLF, any “person associated with” (as defined in the Investment Advisers Act) HTLF or any Subsidiary of HTLF is ineligible pursuant to Section 203(e) or (f) of the Investment Advisers Act to serve as a registered investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on HTLF.

Section 3.30. Insurance Subsidiaries.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on HTLF, to the knowledge of HTLF, (i) since January 1, 2022, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any HTLF Subsidiary (“HTLF Agent”) wrote, sold, produced, managed, administered or procured business for a HTLF Subsidiary, such HTLF Agent was, at the time the HTLF Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no HTLF Agent has been since January 1, 2022, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such HTLF Agent’s writing, sale, management, administration or production of insurance business for any HTLF Insurance Subsidiary (as defined below), and (iii) each HTLF Agent was appointed by HTLF or a HTLF Insurance Subsidiary in material compliance with applicable insurance laws, rules and regulations and, to the knowledge of HTLF, all processes and procedures undertaken with respect to such HTLF Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “HTLF Insurance Subsidiary” means each Subsidiary of HTLF through which insurance operations is conducted.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on HTLF, (i) since January 1, 2022, HTLF and, to the knowledge of HTLF, the HTLF Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) to the knowledge of HTLF, all contracts, agreements, arrangements and transactions in effect between any HTLF Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) to the knowledge of HTLF, each HTLF Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

Section 3.31. Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on HTLF, HTLF and its Subsidiaries, and, to the knowledge of HTLF, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of HTLF and its Subsidiaries, acting alone or together, is and has been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery Applicable Law.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on HTLF, none of HTLF nor any of its Subsidiaries, nor, to the knowledge of HTLF, any of their respective directors, officers, employees, agents, representatives or other persons acting on behalf of HTLF and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of HTLF or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of HTLF or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of HTLF or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of HTLF or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for HTLF or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for HTLF or any of its Subsidiaries.

(c) None of HTLF nor any of its Subsidiaries, nor, to the knowledge of HTLF, any of their respective directors, officers, employees, agents, representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine), except as otherwise authorized pursuant to Sanctions. Neither HTLF nor any of its Subsidiaries has engaged in business with foreign nations, organizations or individuals named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (x) the Specially Designated Nationals and Blocked Persons List; (y) the Sanctions Program and Countries Summaries Lists; or (z) Executive Order 13224.

(d) HTLF and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA, and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.

(e) No Governmental Entity has in the past five (5) years commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of HTLF, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, HTLF or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.

Section 3.32. No Other Representations or Warranties.

(a) Except for the representations and warranties made by HTLF in this Article 3, neither HTLF nor any other person makes any express or implied representation or warranty with respect to HTLF, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and HTLF hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither HTLF nor any other person makes or has made any representation or warranty to UMB, Merger Sub or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to HTLF, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to UMB, Merger Sub or any of their respective affiliates or Representatives in the course of their due diligence investigation of HTLF, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by HTLF in this Article 3.

(b) HTLF acknowledges and agrees that neither UMB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF UMB AND MERGER SUB

Except (a) as disclosed in the UMB Disclosure Schedule; provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the UMB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by UMB that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (1) any other section of this Article 4 specifically referenced or cross-referenced and (2) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) except with respect to matters that relate to the representations and warranties contained in Section 4.02, as disclosed in any UMB Reports filed by UMB since December 31, 2022, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), UMB and Merger Sub hereby represent and warrant to HTLF as follows:

Section 4.01. Corporate Organization.

(a) UMB is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and is a bank holding company duly registered under the BHC Act that has successfully elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of UMB and Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of UMB and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMB . True and complete copies of the articles of incorporation of UMB (the “UMB Articles”), the bylaws of UMB (the “UMB Bylaws”), the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by UMB to HTLF.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMB, each Subsidiary of UMB (a “UMB Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of UMB or any Subsidiary of UMB to pay dividends or distributions except, in the case of UMB or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of UMB Subsidiary Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of UMB, threatened. No Subsidiary of UMB is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of UMB.

Section 4.02. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of UMB consists of 80,000,000 shares of UMB Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “UMB Preferred Stock”). As of the Capitalization Date, there are (i) 48,744,208 shares of UMB Common Stock issued and outstanding, including zero shares of UMB Common Stock granted in respect of time-based restricted stock awards (“UMB Restricted Stock Awards”), (ii) 157,633 shares of UMB Common Stock (assuming performance goals are satisfied at the target level) or 315,266 shares of UMB Common Stock (assuming performance goals are satisfied at the maximum level) reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards in respect of shares of UMB Common Stock (“UMB PSU Awards”), (iii) 386,275 shares of UMB Common Stock reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit awards in respect of shares of UMB Common Stock (“UMB RSU Awards”), (iv) 92,710 shares of UMB Common Stock reserved for issuance upon the exercise and settlement of outstanding stock options awards in respect of shares of UMB Common Stock (“UMB Option Awards”), (v) zero shares of UMB Preferred Stock issued and outstanding, (vi) 6,312,522 shares of UMB Common Stock held in treasury, and (vii) no other shares of capital stock or other voting securities or equity interests of UMB issued, reserved for issuance or outstanding. All of the issued and outstanding shares of UMB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of UMB may vote. Other than UMB Restricted Stock Awards, UMB PSU Awards, UMB RSU Awards and UMB Option Awards (collectively, “UMB Equity Awards”) outstanding as of the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in UMB, or contracts, commitments, understandings or arrangements by which UMB may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in UMB or that otherwise obligate UMB or any UMB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “UMB Securities”). No UMB Subsidiary owns any capital stock of UMB. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which UMB or any of its Subsidiaries is a party with respect to the voting or transfer of UMB Common Stock, capital stock or other voting or equity securities or ownership interests of UMB or granting any stockholder or other person any registration rights.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMB, UMB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the UMB Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any UMB Subsidiary, or contracts, commitments, understandings or arrangements by which any UMB Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such UMB Subsidiary, or otherwise obligating UMB or any UMB Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (“UMB Subsidiary Securities”). The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 1,000 were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective Time will be, owned by UMB. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Mergers and the other transactions contemplated hereby.

Section 4.03. Authority; No Violation.

(a) Each of UMB and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the consummation of the Mergers and the UMB Articles Amendment have been duly and validly approved by the Board of Directors of each of UMB and Merger Sub. The Board of Directors of UMB has determined that each of the Mergers, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of UMB and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Mergers and the UMB Articles Amendment), and has directed that the UMB Articles Amendment and the issuance of the shares of UMB Common Stock constituting the Merger Consideration pursuant to this Agreement (the “UMB Share Issuance”) be submitted to UMB’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. The Board of Directors of Merger Sub has determined that the Mergers and the other transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are in the best interests of Merger Sub and its sole stockholder and has adopted a resolution to the foregoing effect. UMB, as Merger Sub’s sole stockholder, has approved this Agreement and the transactions contemplated hereby by written consent. Except for (i) the approval of the UMB Share Issuance by the affirmative vote of holders of a majority of the votes cast by holders of shares of UMB Common Stock at the UMB Meeting and (ii) the approval of the UMB Articles Amendment by the affirmative vote of holders of two-thirds of the voting power of the issued and outstanding shares of UMB Common Stock entitled to vote thereon, voting together as a single class (such approvals in clauses (i) and (ii), collectively, the “Requisite UMB Vote”), and subject to the approval of the Bank Merger Agreement by the Board of Directors of UMB Subsidiary Bank and UMB as UMB Subsidiary Bank’s sole shareholder, no other corporate proceedings on the part of UMB are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of UMB and Merger Sub and (assuming due authorization, execution and delivery by HTLF) constitutes a valid and binding obligation of each of UMB and Merger Sub, enforceable against each of UMB and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of UMB Common Stock to be issued in the Merger will, upon issuance and delivery at the Closing, be validly authorized (subject to the receipt of the Requisite UMB Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of UMB will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by UMB or Merger Sub, nor the consummation by UMB or Merger Sub of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by UMB or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the UMB Articles, the UMB Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any other UMB Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.04 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to UMB or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of UMB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which UMB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on UMB.

Section 4.04. Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with (i) the Federal Reserve Board under the BHC Act, (ii) the OCC under the Bank Merger Act and the Riegle-Neal Act, and (iii) any state banking, securities or insurance regulatory authorities listed on Section 3.04 of the HTLF Disclosure Schedule or Section 4.04 of the UMB Disclosure Schedule and approval of such applications, filings and notices, (c) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (d) the filing of the UMB Articles Amendment with the Missouri Secretary, the filing of the Certificate of Designation for the UMB Series A Preferred Stock with the Missouri Secretary, the filing of the Certificate of Merger with the Delaware Secretary and the Second Merger Articles of Merger with the Delaware Secretary pursuant to the DGCL and the Missouri Secretary pursuant to the RSM, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (e) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act and compliance with the HSR Act and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof) on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by UMB or Merger Sub of this Agreement or (y) the consummation by UMB or Merger Sub of the Mergers and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, to the knowledge of UMB, there is no reason why the necessary regulatory approvals and consents will not be received by UMB to permit consummation of the Mergers and the Bank Merger on a timely basis.

Section 4.05. Reports. UMB and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) each state bank regulatory authority and any other state regulatory authority, (ii) the OCC, (iii) the SEC, (iv) the Federal Reserve Board, (v) the FDIC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (clauses (i) – (vii), collectively, “UMB Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any UMB Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UMB. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB. Subject to Section 9.14, except for normal examinations conducted by a UMB Regulatory Agency in the ordinary course of business of UMB and its Subsidiaries, no UMB Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of UMB, investigation into the business or operations of UMB or any of its Subsidiaries since January 1, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any UMB Regulatory Agency with respect to any report or statement relating to any examinations or inspections of UMB or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any UMB Regulatory Agency with respect to the business, operations, policies or procedures of UMB or any of its Subsidiaries since January 1, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB.

Section 4.06. Financial Statements.

(a) The financial statements of UMB and its Subsidiaries included (or incorporated by reference) in the UMB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of UMB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of UMB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of UMB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since December 31, 2022, no independent public accounting firm of UMB has resigned (or informed UMB that it intends to resign) or been dismissed as independent public accountants of UMB as a result of or in connection with any disagreements with UMB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, neither UMB nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of UMB included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of UMB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of UMB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on UMB. UMB (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to UMB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of UMB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to UMB’s outside auditors and the audit committee of UMB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect UMB’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in UMB’s internal controls over financial reporting. These disclosures were made in writing by management to UMB’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by UMB to HTLF. Neither UMB nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. UMB has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2022, (i) neither UMB nor any of its Subsidiaries, nor, to the knowledge of UMB, any Representative of UMB or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of UMB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that UMB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing UMB or any of its Subsidiaries, whether or not employed by UMB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by UMB or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of UMB or any committee thereof or the Board of Directors or similar governing body of any UMB Subsidiary or any committee thereof, or to the knowledge of UMB, to any director or officer of UMB or any UMB Subsidiary.

Section 4.07. Broker’s Fees. With the exception of the engagement of BofA Securities, Inc., neither UMB nor any UMB Subsidiary nor any of their respective officers or directors on behalf of UMB has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. UMB has disclosed to HTLF as of the date hereof the aggregate fees provided for in connection with the engagement by UMB of BofA Securities, Inc. related to the Mergers and the other transactions contemplated hereunder.

Section 4.08. Absence of Certain Changes or Events.

(a) Since December 31, 2023, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB.

(b) Since December 31, 2023 and until the date of this Agreement, UMB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

Section 4.09. Legal Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on UMB, neither UMB nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of UMB, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against UMB or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon UMB, any of its Subsidiaries or the assets of UMB or any of its Subsidiaries (or that, upon consummation of the Mergers or the Bank Merger, would apply to the Surviving Corporation or any of its affiliates).

Section 4.10. Taxes and Tax Returns. Each of UMB and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither UMB nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of UMB and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of UMB and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither UMB nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither UMB nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of UMB, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of UMB and its Subsidiaries or the assets of UMB and its Subsidiaries. Neither UMB nor any of its Subsidiaries has any deferred payroll Tax Liability under Section 2302 of the CARES Act, Internal Revenue Service Notice 2020-65 or any similar or analogous provision of state, local or non-U.S. applicable law or guidance. UMB has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither UMB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among UMB and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither UMB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was UMB) or (B) has any liability for the Taxes of any person (other than UMB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither UMB nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither UMB nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Neither UMB nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable Laws) occurring or existing prior to the Closing. Neither UMB nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

Section 4.11. Employees.

(a) Section 4.11(a) of the UMB Disclosure Schedule sets forth a true and complete list of all material UMB Benefit Plans. For purposes of this Agreement, the term “UMB Benefit Plans” means an Employee Benefit Plan to which UMB, any Subsidiary of UMB or any of their respective ERISA Affiliates is a party or has any current or future obligation or that are maintained, contributed to or sponsored by UMB, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of UMB, any of its Subsidiaries or any of their ERISA Affiliates, or for which UMB, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, Multiemployer Plan.

(b) UMB has heretofore made available to HTLF true and complete copies of each material UMB Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) and accompanying schedules and attachments thereto filed with the DOL for the last two (2) plan years, (iii) the most recently received IRS determination or opinion letter, and (iv) the most recently prepared actuarial report and financial statements for each of the last two (2) years.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, each UMB Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, neither UMB nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any UMB Benefit Plan, and neither UMB nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 4.11(d) of the UMB Disclosure Schedule identifies each UMB Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “UMB Qualified Plans”). The IRS has, if applicable, issued a favorable determination letter with respect to each UMB Qualified Plan and the related trust, which letter has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of UMB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any UMB Qualified Plan or the related trust. Each trust created under any UMB Qualified Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, with respect to each UMB Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code or Section 302 of ERISA, (iii) the present value of accrued benefits under such UMB Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such UMB Benefit Plan’s actuary with respect to such UMB Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such UMB Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by UMB or any of its Subsidiaries or any of their respective ERISA Affiliates, and (vii) the PBGC has not instituted proceedings to terminate any such UMB Benefit Plan.

(f) None of UMB, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of UMB, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither UMB nor any of its Subsidiaries sponsors, has sponsored or has any current or projected obligation or liability with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, all contributions required to be made to any UMB Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any UMB Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of UMB.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), actions, suits, audits, lawsuits or arbitrations which have been asserted or instituted, and, to UMB’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, action, suit, audit, lawsuit or arbitration against the UMB Benefit Plans, any fiduciaries thereof with respect to their duties to the UMB Benefit Plans or the assets of any of the trusts under any of the UMB Benefit Plans that would reasonably be expected to result in any material liability of UMB or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a UMB Benefit Plan, or any other party.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, none of UMB, any of its Subsidiaries or any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the UMB Benefit Plans or their related trusts, UMB, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that UMB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, each UMB Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and UMB and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of UMB or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any UMB Benefit Plan, or (iii) result in any limitation on the right of UMB or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any UMB Benefit Plan or related trust.

(m) The transactions contemplated by this Agreement will not cause or require UMB or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(n) No UMB Benefit Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code and neither UMB nor any of its Subsidiaries has any obligation to gross-up or reimburse any current or former employee, director or individual independent contractor for any Taxes under Section 409A or 4999 of the Code, or otherwise.

(o) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, there are no pending or, to UMB’s knowledge, threatened labor grievances or unfair labor practice claims or charges against UMB or any of its Subsidiaries, or any strikes, or other labor disputes against UMB or any of its Subsidiaries. Neither UMB nor any of its Subsidiaries is party to or bound by any Collective Bargaining Agreement, or work rules or practices agreed to with any labor organization or employee association applicable to service provider of UMB or any of its Subsidiaries and, to the knowledge of UMB, there are no organizing efforts by any union or other group seeking to represent any employees of UMB or any of its Subsidiaries.

(p) UMB and its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB. Neither UMB nor any of its Subsidiaries has taken any action that would reasonably be expected to cause HTLF or any of its affiliates to have any material liability or other obligation following the Closing Date under the Worker Adjustment and Retraining Notification Act and any comparable state or local law.

Section 4.12. SEC Reports. UMB has previously made available to HTLF an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2022 by UMB pursuant to the Securities Act or the Exchange Act (the “UMB Reports”) and (b) communication mailed by UMB to its shareholders since December 31, 2022 and prior to the date hereof, and no such UMB Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2022, as of their respective dates, all UMB Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of UMB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the UMB Reports.

Section 4.13. Compliance with Applicable Law.

(a) UMB and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMB, and to the knowledge of UMB, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on UMB, UMB and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to UMB or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the CARES Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) UMB Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d) UMB maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by UMB and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB, to the knowledge of UMB, since December 31, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of UMB and its Subsidiaries.

(e) As of the date hereof, UMB and UMB Subsidiary Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither UMB nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as “well-capitalized” or that UMB Subsidiary Bank’s Community Reinvestment Act rating will be downgraded within one (1) year from the date of this Agreement.

Section 4.14. Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral), but excluding any UMB Benefit Plan, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which UMB or any of its Subsidiaries is a party or by which UMB or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by UMB (or a Current Report on Form 8-K subsequent thereto) (each, a “UMB Contract”).

(b) (i) Each UMB Contract is valid and binding on UMB or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UMB, (ii) UMB and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each UMB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UMB, (iii) to the knowledge of UMB, each third-party counterparty to each UMB Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such UMB Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UMB, (iv) neither UMB nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any UMB Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of UMB or any of its Subsidiaries or, to the knowledge of UMB, any other party thereto, of or under any such UMB Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on UMB.

Section 4.15. UMB Supervisory Actions. Subject to Section 9.14, neither UMB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any UMB Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the UMB Disclosure Schedule, a “UMB Supervisory Action”), nor has UMB or any of its Subsidiaries been advised since January 1, 2022, of any UMB Supervisory Action by any UMB Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such UMB Supervisory Action.

Section 4.16. Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of UMB or any of its Subsidiaries or for the account of a customer of UMB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any UMB Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of UMB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. UMB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to UMB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

Section 4.17. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, UMB and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of UMB, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on UMB or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against UMB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB. To the knowledge of UMB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB. UMB is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB.

Section 4.18. Investment Securities and Commodities.

(a) Each of UMB and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to UMB on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of UMB or its Subsidiaries. Such securities and commodities are valued on the books of UMB in accordance with GAAP in all material respects.

(b) UMB and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that UMB believes are prudent and reasonable in the context of such businesses.

Section 4.19. Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB, UMB or a UMB Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the UMB Reports as being owned by UMB or a UMB Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “UMB Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such UMB Reports or acquired after the date thereof which are material to UMB’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the UMB Owned Properties, the “UMB Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of UMB, the lessor. There are no pending or, to the knowledge of UMB, threatened condemnation proceedings against the UMB Real Property.

Section 4.20. Intellectual Property.

(a) UMB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB: (i) to the knowledge of UMB, the use of any Intellectual Property by UMB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which UMB or any UMB Subsidiary acquired the right to use any Intellectual Property, (ii) to the knowledge of UMB, no person has asserted in writing to UMB that UMB or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of UMB, no person is challenging, infringing on or otherwise violating any right of UMB or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to UMB or its Subsidiaries and (iv) neither UMB nor any UMB Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by UMB or any UMB Subsidiary, and UMB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by UMB and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by UMB and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, the IT Assets of UMB operate and perform in a manner that permits UMB and its Subsidiaries to conduct their business as currently conducted.

Section 4.21. Customer Relationships.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB, each trust or wealth management customer of UMB or any of its Subsidiaries has been originated and serviced (i) in conformity with the applicable policies of UMB and its Subsidiaries, (ii) in accordance with the terms of any applicable contract governing the relationship with such customer, (iii) in accordance with the applicable policies of UMB and its Subsidiaries regarding instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer’s risk profile in effect at such time and (v) in compliance with all applicable laws and UMB’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder and in effect at such time. Each contract governing a relationship with a trust or wealth management customer of UMB or any of its Subsidiaries has been duly and validly executed and delivered by UMB and each Subsidiary and, to the knowledge of UMB, the other contracting parties, each such contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by the Enforceability Exceptions, and UMB and its Subsidiaries and, to the knowledge of UMB, the other contracting parties thereto, have duly performed in all material respects their obligations thereunder, and UMB and its Subsidiaries and, to the knowledge of UMB, such other contracting parties are in material compliance with each of the terms thereof.

(b) Since January 1, 2022, none of UMB, any of its Subsidiaries or any of their respective directors, officers or employees has committed any material breach of trust or fiduciary duty with respect to any of the accounts maintained on behalf of any trust or wealth management customer of UMB or any of its Subsidiaries. Since January 1, 2022, none of UMB or any of its Subsidiaries has been, and none are currently, engaged in any material dispute with, or subject to material claims by, any such trust or wealth management customer for breach of fiduciary duty or otherwise in connection with any such account.

Section 4.22. Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between UMB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of UMB or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding UMB Common Stock or voting power thereof (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of UMB) on the other hand, of the type required to be reported in any UMB Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

Section 4.23. State Takeover Laws. The Board of Directors of each of UMB and Merger Sub, as applicable, has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes. In accordance with Section 351-455 of the RSM, no appraisal or dissenters’ rights will be available to the holders of UMB Common Stock in connection with the Mergers.

Section 4.24. Reorganization. UMB has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, or the Bank Merger from qualifying for the Intended Tax Treatment.

Section 4.25. Opinion. Prior to the execution of this Agreement, the board of directors of UMB has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from BofA Securities, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair from a financial point of view to UMB. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.26. UMB Information. The information relating to UMB and its Subsidiaries or that is provided by UMB or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any UMB Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to UMB and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate to HTLF or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 4.27. Loan Portfolio.

(a) As of the date hereof, neither UMB nor any of its Subsidiaries is a party to any written or oral (i) Loans in which UMB or any Subsidiary of UMB is a creditor that, as of December 31, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of December 31, 2023 over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater stockholder of UMB or any of its Subsidiaries, or to the knowledge of UMB, any affiliate of any of the foregoing.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, each Loan of UMB or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of UMB and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, each outstanding Loan of UMB or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of UMB and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which UMB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by UMB or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of UMB or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, neither UMB nor any of its Subsidiaries is now nor has it ever been since December 31, 2022 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or UMB Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on UMB, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to UMB’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by UMB or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.04 and Section 4.04 have been made or obtained.

Section 4.28. Investment Advisor Subsidiaries.

(a) Each Subsidiary of UMB that provides investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and that is required to register with the SEC as an investment adviser under the Investment Advisers Act (each such Subsidiary, a “UMB Advisory Entity”) is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2022 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB.

(b) The accounts of each advisory client of UMB or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable UMB Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB.

(c) None of the UMB Advisory Entities nor, to the knowledge of UMB, any “person associated with” (as defined in the Investment Advisers Act) a UMB Advisory Entity is ineligible pursuant to Section 203(e) or (f) of the Investment Advisers Act to serve as registered investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on UMB.

Section 4.29. Broker-Dealer Subsidiaries.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on UMB: (i) each Subsidiary of UMB that is a broker-dealer (each, a “UMB Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each UMB Broker-Dealer Subsidiary is a member in good standing with FINRA and any other required self-regulatory organizations and in compliance with all applicable rules and regulations of FINRA and any other self-regulatory organization of which it is a member or which otherwise has authority over it; (iii) each UMB Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of UMB, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on UMB, (i) none of the UMB Broker-Dealer Subsidiaries nor, to the knowledge of UMB, any “associated person” thereof (A) is ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any UMB Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of UMB, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

Section 4.30. Insurance Subsidiaries.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on UMB, to the knowledge of UMB, (i) since January 1, 2022, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any UMB Subsidiary (“UMB Agent”) wrote, sold, produced, managed, administered or procured business for a UMB Subsidiary, such UMB Agent was, at the time the UMB Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no UMB Agent has been since January 1, 2022, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such UMB Agent’s writing, sale, management, administration or production of insurance business for any UMB Insurance Subsidiary (as defined below), and (iii) each UMB Agent was appointed by UMB or a UMB Insurance Subsidiary in material compliance with applicable insurance laws, rules and regulations and, to the knowledge of UMB, all processes and procedures undertaken with respect to such UMB Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “UMB Insurance Subsidiary” means each Subsidiary of UMB through which insurance operations is conducted.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on UMB, (i) since January 1, 2022, UMB and, to the knowledge of UMB, the UMB Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) to the knowledge of UMB, all contracts, agreements, arrangements and transactions in effect between any UMB Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) to the knowledge of UMB, each UMB Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

Section 4.31. Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on UMB, UMB and its Subsidiaries, and, to the knowledge of UMB, each of their respective directors, officers, employees, agents, representatives and any other person acting on behalf of UMB and its Subsidiaries, acting alone or together, is and has been in compliance with the FCPA and any other anti-corruption or anti-bribery Applicable Law.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on UMB, none of UMB nor any of its Subsidiaries, nor, to the knowledge of UMB, any of their respective directors, officers, employees, agents, representatives or other persons acting on behalf of UMB and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of UMB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of UMB or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of UMB or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of UMB or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for UMB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for UMB or any of its Subsidiaries.

(c) None of UMB nor any of its Subsidiaries, nor, to the knowledge of UMB, any of their respective directors, officers, employees, agents, representatives or other persons acting on their behalf, is, or is 50% or more owned or controlled by one or more persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, the Kherson oblast, and the Zaporizhzhia oblast regions of Ukraine), except as otherwise authorized pursuant to Sanctions. Neither UMB nor any of its Subsidiaries has engaged in business with foreign nations, organizations or individuals named on any of the following lists maintained by the OFAC or the United States Department of the Treasury: (x) the Specially Designated Nationals and Blocked Persons List; (y) the Sanctions Program and Countries Summaries Lists; or (z) Executive Order 13224.

(d) UMB and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA, and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.

(e) No Governmental Entity has in the past five (5) years commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of UMB, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, UMB or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and applicable laws governing anti-money laundering.

Section 4.32. No Other Representations or Warranties.

(a) Except for the representations and warranties made by UMB and Merger Sub in this Article 4, neither UMB nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to UMB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and UMB and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither UMB nor Merger Sub nor any other person makes or has made any representation or warranty to HTLF or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to UMB, Merger Sub, any of their respective Subsidiaries or their respective businesses or (ii) any oral or written information presented to HTLF or any of its affiliates or Representatives in the course of their due diligence investigation of UMB, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by UMB in this Article 4.

(b) Each of UMB and Merger Sub acknowledges and agrees that neither HTLF nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01. Conduct of Businesses by HTLF Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the HTLF Disclosure Schedule), required by law or as consented to in writing by UMB (such consent not to be unreasonably withheld, conditioned or delayed), HTLF shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either UMB or HTLF to obtain any necessary approvals of any UMB Regulatory Agency, HTLF Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.02. Forbearances of HTLF. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the HTLF Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, HTLF shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of UMB (such consent not to be unreasonably withheld, conditioned or delayed):

(a) (i) incur any indebtedness for borrowed money in excess of $25,000,000, other than (I) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (II) deposits in the ordinary course of business consistent with past practice and (III) indebtedness of HTLF or any of its wholly owned Subsidiaries to HTLF or any of its wholly owned Subsidiaries; provided that (I) such indebtedness is on customary and reasonable market terms, (II) such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty, (III) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby shall result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of HTLF or any of its Subsidiaries under, or result in the creation of any Lien upon any of the assets of HTLF or any of its Subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of HTLF, the Surviving Corporation or their respective Subsidiaries and (IV) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities, or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, Trust Preferred Securities (as defined below) or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any HTLF Securities or HTLF Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.30 per share of HTLF Common Stock and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned Subsidiaries of HTLF, (C) regular distributions on outstanding Trust Preferred Securities in accordance with their terms, (D) dividends provided for and paid on HTLF Series E Preferred Stock in accordance with the terms thereof or (E) the acceptance of shares of HTLF Common Stock as payment for withholding Taxes incurred in connection with the vesting or settlement of HTLF Equity Awards, in each case, outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the HTLF Disclosure Schedule;

(iii) grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any HTLF Securities under a HTLF Stock Plan or otherwise; or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any HTLF Securities or HTLF Subsidiary Securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any HTLF Securities or HTLF Subsidiary Securities, except pursuant to the settlement of any HTLF Equity Awards outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the HTLF Disclosure Schedule;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Subsidiary of HTLF;

(e) in each case except for transactions in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any HTLF Contract (or any contract entered into after the date hereof that would be a HTLF Contract if it were in effect on the date of this Agreement), or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to HTLF, or (ii) enter into any contract that would constitute a HTLF Contract, if it were in effect on the date of this Agreement;

(f) except as required by the terms (in effect as of the date hereof) of any HTLF Benefit Plan or by applicable law, (i) enter into, adopt, amend or terminate any employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar arrangement, other than offer letters (with standard terms and substantially in the form made available to UMB prior to the date hereof) in the ordinary course of business consistent with past practice with respect to employees other than any executive officer or any employee reporting directly to an executive officer (each, a “Key Employee”), (ii) enter into, adopt, materially amend or terminate any Employee Benefit Plan or any Collective Bargaining Agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases in base salary or wage rate in the ordinary course of business consistent with past practice up to the percentage set forth in Section 5.02(f) of the HTLF Disclosure Schedule, (iv) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (v) grant or accelerate the vesting or payment of any equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any Key Employee, other than for cause, or (viii) hire any individual who would be a Key Employee;

(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to HTLF, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Mergers, taken together, or the Bank Merger from qualifying for the Intended Tax Treatment;

(i) amend its certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(j) other than in prior consultation with UMB, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law, regulation or policies imposed by any Governmental Entity;

(l) enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m) other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as required by law or requested by a HTLF Regulatory Agency;

(n) make or acquire any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of (i) in the case of any non-recourse or unsecured Loan, $5,000,000 or greater or (ii) in the case of any other Loan, $10,000,000 or greater; provided, that if UMB does not respond to a request for consent pursuant to this Section 5.02(n) within five (5) business days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent;

(o) make, or commit to make, any capital expenditures that exceed the amounts set forth in HTLF’s capital expenditure budget set forth in Section 5.02(o) of the HTLF Disclosure Schedule;

(p) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(q) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.

Section 5.03. Conduct of Businesses by UMB Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the UMB Disclosure Schedule), required by law or as consented to in writing by HTLF (such consent not to be unreasonably withheld, conditioned or delayed), UMB shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either UMB or HTLF to obtain any necessary approvals of any UMB Regulatory Agency, HTLF Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.04. Forbearances of UMB. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the UMB Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, UMB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of HTLF (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

(i) adjust, split, combine or reclassify any shares of UMB Common Stock; or

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, trust preferred securities or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any UMB Securities or UMB Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of the amounts set forth in Section 5.04(a)(ii) of the UMB Disclosure Schedule and with record and payment dates consistent with past practice, (B) dividends paid by any wholly owned Subsidiaries of UMB, (C) regular distributions on outstanding trust preferred securities in accordance with their terms, (D) the acceptance of shares of UMB Common Stock as payment for withholding Taxes incurred in connection with the vesting or settlement of UMB Equity Awards or (E) repurchases of UMB Common Stock pursuant to any repurchase authorized by the Board of Directors of UMB prior to the date hereof in an amount not in excess of the amounts set forth in Section 5.04(a)(ii) of the UMB Disclosure Schedule and in compliance with applicable law;

(b) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Mergers, taken together, or the Bank Merger from qualifying for the Intended Tax Treatment;

(c) amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries in a manner that would materially and adversely affect the holders of HTLF Common Stock, or adversely affect the holders of HTLF Common Stock relative to other holders of UMB Common Stock; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.04.

ARTICLE 6

ADDITIONAL AGREEMENTS

Section 6.01. Regulatory Matters.

(a) Promptly after the date of this Agreement, UMB and HTLF shall prepare and file with the SEC the Joint Proxy Statement, and UMB shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus, and the parties shall use reasonable best efforts to make such filings as promptly as practicable after the date of this Agreement. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of UMB Series A Preferred Stock (or depositary shares in lieu thereof) that will be issued in the transaction. Each of UMB and HTLF shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and UMB and HTLF shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders or stockholders, as applicable. UMB shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and HTLF shall furnish all information concerning HTLF and the holders of HTLF Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within forty-five (45) days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, UMB and HTLF shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. UMB and HTLF shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. UMB and HTLF shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to HTLF or UMB, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all permits, consents, orders, approvals, waivers, non-objections and authorizations (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board under the BHC Act, (ii) the OCC under the Bank Merger Act and the Riegle-Neal Act, (iii) any Governmental Entity set forth on Section 6.01(b) of the UMB Disclosure Schedule and (iv) any Governmental Entity set forth in Section 3.04 or Section 4.04 the non-receipt of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require UMB or HTLF or any of their respective Subsidiaries, and neither UMB nor HTLF nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Mergers (measured on a scale relative to HTLF and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d) UMB and HTLF shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of UMB, HTLF or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement.

(e) UMB and HTLF shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

Section 6.02. Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws, each of HTLF and UMB, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the Bank Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records (or in the case of access by HTLF, all of the foregoing as reasonably requested, taking into account the circumstances of HTLF as a party to the transactions contemplated hereby), provided that such investigation or requests shall not interfere unnecessarily with normal operations of the party, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of HTLF and UMB shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that HTLF or UMB, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request in light of such party’s circumstances as a party to the transactions contemplated hereby. Neither UMB nor HTLF nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of UMB’s or HTLF’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of HTLF and UMB shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 22, 2024, between UMB and HTLF (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.03. Stockholder and Shareholder Approvals. Each of UMB and HTLF shall call, give notice of, establish a record date for, convene and hold a meeting of its shareholders and stockholders, respectively (the “UMB Meeting” and the “HTLF Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) in the case of HTLF, the Requisite HTLF Vote, and in the case of UMB, the Requisite UMB Vote, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders or stockholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of HTLF and UMB shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Subject to the remainder of this Section 6.03, each of UMB and HTLF and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of UMB and the stockholders of HTLF, as applicable, the Requisite UMB Vote and the Requisite HTLF Vote, as applicable, including by communicating to the shareholders of UMB and the stockholders of HTLF, as applicable, its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of UMB, the shareholders of UMB approve the UMB Share Issuance and the UMB Articles Amendment (the “UMB Board Recommendation”), and, in the case of HTLF, the stockholders of HTLF adopt and approve this Agreement and the transactions contemplated hereby (the “HTLF Board Recommendation”). Subject to the remainder of this Section 6.03, each of UMB and HTLF and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the UMB Board Recommendation, in the case of UMB, or the HTLF Board Recommendation, in the case of HTLF, (ii) fail to make the UMB Board Recommendation, in the case of UMB, or the HTLF Board Recommendation, in the case of HTLF, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the UMB Board Recommendation, in the case of UMB, or the HTLF Board Recommendation, in the case of HTLF, in each case within ten (10) business days (or such fewer number of days as remains prior to the UMB Meeting or the HTLF Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.01 and Section 8.02, if the Board of Directors of UMB or HTLF, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the UMB Board Recommendation or the HTLF Board Recommendation, as applicable, such Board of Directors may, in the case of UMB, prior to the receipt of the Requisite UMB Vote, and in the case of HTLF, prior to the receipt of the Requisite HTLF Vote, effect a Recommendation Change, including by submitting this Agreement to its shareholders or stockholders, respectively, without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for such Recommendation Change to its shareholders or stockholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the UMB Board Recommendation or HTLF Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.03 and will require a new notice period as referred to in this Section 6.03. Neither UMB nor HTLF shall adjourn or postpone the UMB Meeting or the HTLF Meeting, as the case may be, except that UMB or HTLF (1) shall be permitted to adjourn or postpone the UMB Meeting or the HTLF Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of UMB or the Board of Directors of HTLF, as the case may be, has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party’s shareholders or stockholders, as applicable, prior to the UMB Meeting or the HTLF Meeting, as the case may be and (2) shall adjourn or postpone the UMB Meeting or the HTLF Meeting, as the case may be, up to two times, if, as of the time for which such meeting is originally scheduled there are insufficient shares of UMB Common Stock or HTLF Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting HTLF or UMB, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite HTLF Vote or the Requisite UMB Vote; provided that, without the prior written consent of the other party, neither UMB nor HTLF shall adjourn or postpone the UMB Meeting or the HTLF Meeting, as the case may be, under this clause (2) for more than five (5) business days in the case of any individual adjournment or postponement or more than twenty (20) business days in the aggregate. If the HTLF Meeting or the UMB Meeting is adjourned or postponed, UMB or HTLF, respectively, may elect to cause the UMB Meeting or the HTLF Meeting, respectively, to also be adjourned such that the meetings occur on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the UMB Meeting shall be convened and this Agreement shall be submitted to the shareholders of UMB at the UMB Meeting and (y) the HTLF Meeting shall be convened and this Agreement shall be submitted to the stockholders of HTLF at the HTLF Meeting, and nothing contained herein shall be deemed to relieve either UMB or HTLF of such obligation.

Section 6.04. Legal Conditions to Mergers. Subject in all respects to Section 6.01 of this Agreement, each of UMB and HTLF shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article 7 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by HTLF or UMB or any of their respective Subsidiaries in connection with the Mergers and the Bank Merger and the other transactions contemplated by this Agreement.

Section 6.05. Stock Exchange Listing. UMB shall cause the shares of UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof), to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.06. Employee Matters.

(a) For a period commencing at the Effective Time and ending on the first anniversary of the Closing Date, UMB shall provide, or cause to be provided, to each individual who is employed by HTLF or any of its Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such period (a “Continuing Employee”), with (i) a base salary or base wage rate that is no less than the base salary or base wage rate in effect for such Continuing Employee as of immediately prior to the Effective Time, (ii) short-term incentive compensation opportunities and long-term incentive compensation opportunities that, when combined with the Continuing Employee’s base salary or base wage rate, provide total target direct compensation no less favorable in the aggregate than that provided to similarly situated employees of UMB and its Subsidiaries, (iii) other compensation and employee benefits (in each case of clause (i), (ii) and (iii) of this Section 6.06(a), excluding defined benefit pension, retiree medical, change in control and severance benefits) that are no less favorable in the aggregate than the other compensation and benefits (excluding defined benefit pension, retiree medical, change in control and severance benefits) provided to similarly situated employees of UMB and its Subsidiaries, and (iv) to any Continuing Employee who experiences an involuntary termination of employment without cause (or other severance-qualifying termination) during such period, severance benefits pursuant to the greater of (x) the HTLF Benefit Plan applicable to such Continuing Employee as of immediately prior to the Effective Time (which HTLF Benefit Plans are set forth in Section 6.06 of the HTLF Disclosure Schedule) and (y) UMB’s severance policy (which is set forth on Section 6.06(a) of the UMB Disclosure Schedule), and which shall apply to Continuing Employees in a manner no less favorable than as applicable to similarly situated employees of UMB and its Subsidiaries.

(b) With respect to any UMB Benefit Plans in which any Continuing Employees first become eligible to participate on or after the Closing Date, UMB or the Surviving Corporation shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such UMB Benefit Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous HTLF Benefit Plan immediately prior to the Closing Date, (ii) provide each such Continuing Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Closing Date (or, if later, prior to the time such employee commenced participation in such UMB Benefit Plan) under such UMB Benefit Plan (to the same extent that such credit was given under the analogous HTLF Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any such UMB Benefit Plans, and (iii) recognize service of such employees with HTLF and its respective Subsidiaries, for all purposes to the same extent that such service was taken into account under the analogous HTLF Benefit Plan prior to the Closing Date; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services, for purposes of benefit accrual under any UMB Benefit Plan that is a defined benefit pension plan, for purposes of any UMB Benefit Plan that provides retiree welfare benefits, or to any UMB Benefit Plan that is a frozen plan, either with respect to level of benefits or participation, or provides grandfathered benefits.

(c) If directed in writing by UMB at least ten (10) business days prior to the Effective Time, HTLF shall terminate any HTLF Qualified Plan, in each case effective as of, and contingent upon, the Effective Time. In connection with the termination of such HTLF Qualified Plan, UMB shall take any and all actions as may be required to permit each affected HTLF employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such affected employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of UMB or any of its Subsidiaries (a “UMB Qualified Plan”). If a HTLF Qualified Plan is terminated as described herein, the affected employees shall be eligible immediately upon the Closing Date to commence participation in a UMB Qualified Plan.

(d) Prior to the Closing, HTLF shall adopt resolutions and use commercially reasonable effort to take such other actions that may be necessary or appropriate to effect the amendments to certain HTLF Benefit Plans described on Section 6.06(d) of the HTLF Disclosure Schedule.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of HTLF or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, HTLF, UMB or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, HTLF, UMB or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of HTLF or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any HTLF Benefit Plan, UMB Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, except as set forth in Section 6.07, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement, including any current or former employee, officer, director or consultant of UMB or HTLF or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Prior to making any written communications to any service provider of HTLF or any of its Subsidiaries pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement or employment with UMB following the Effective Time, HTLF or any of its Subsidiaries shall provide UMB with a copy of the intended communication, and UMB shall have a reasonable period of time to review and comment on the communication, and HTLF or any of its Subsidiaries shall give reasonable and good faith consideration to any comments made by UMB with respect thereto; provided that, after UMB has reviewed and commented on a communication, HTLF or any of its Subsidiaries shall not have any obligation to provide to UMB subsequent communications that are substantially similar in all respects.

Section 6.07. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by HTLF pursuant to the HTLF Charter, the HTLF Bylaws, the governing or organizational documents of any Subsidiary of HTLF and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.07(a) of the HTLF Disclosure Schedule, each present and former director or officer of HTLF and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “HTLF Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of HTLF or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any HTLF Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such HTLF Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by HTLF (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by HTLF for such insurance (the

“Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, UMB or HTLF, in consultation with, but only upon the consent of UMB, may (and at the request of UMB, HTLF shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under HTLF’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.07 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each HTLF Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.07.

Section 6.08. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of UMB, on the one hand, and a Subsidiary of HTLF, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by UMB.

Section 6.09. Advice of Changes. UMB and HTLF shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.09 or the failure of any condition set forth in Section 7.02 or 7.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.02 or 7.03 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.09 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

Section 6.10. Dividends. After the date of this Agreement, each of UMB and HTLF shall coordinate with the other the declaration of any dividends in respect of UMB Common Stock and HTLF Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of HTLF Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of HTLF Common Stock and any shares of UMB Common Stock any such holder receives in exchange therefor in the Merger.

Section 6.11. Shareholder Litigation. Each party shall give the other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and HTLF shall give UMB the opportunity to participate (at UMB’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. HTLF shall not agree to settle any such litigation without UMB’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that UMB shall not be obligated to consent to any settlement which does not include a full release of UMB and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

Section 6.12. Corporate Governance. Effective as of the Effective Time, in accordance with the UMB Bylaws, the number of directors that will comprise the full Board of Directors of UMB (and, as of the Second Effective Time, that will comprise the full Board of Directors of the Surviving Corporation) shall be sixteen (16). Of the members of the Board of Directors of UMB as of the Effective Time (and, as of the Second Effective Time, the Board of Directors of the Surviving Corporation), (i) eleven (11) shall be the members of the Board of Directors of UMB as of immediately prior to the Effective Time (the “UMB Directors”), and (ii) an additional five (5) shall be members of the Board of Directors of HTLF as of immediately prior to the Effective Time (the “HTLF Directors”); provided that any HTLF Director must meet any applicable requirements or standards that may be imposed by a UMB Regulatory Agency for service on the Board of Directors of UMB. The HTLF Directors shall be eligible and given due consideration for committee service to the same extent as the UMB Directors. Prior to the Effective Time, the parties (coordinating through the respective Chairman of each of HTLF and UMB) shall cooperate in good faith to mutually agree on the selection of the HTLF Directors who will join the Board of Directors of the Surviving Corporation and their respective committee appointments, taking into account relevant considerations including skill sets, experience, diversity and inclusion, and the needs of the Board of Directors of the Surviving Corporation.

Section 6.13. Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite UMB Vote, in the case or UMB, or the Requisite HTLF Vote, in the case of HTLF, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.13(a), such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than HTLF or UMB, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to UMB or HTLF, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty-five percent (25%) or more of any class of equity or voting securities of a party or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

Section 6.14. Public Announcements. HTLF and UMB agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.

Section 6.15. Change of Method. HTLF and UMB shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of HTLF and UMB (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.01, no such change shall (i) alter or change the Exchange Ratio or the number of shares of UMB Common Stock received by holders of HTLF Common Stock in exchange for each share of HTLF Common Stock, (ii) adversely affect the Tax treatment of HTLF’s stockholders or UMB’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of HTLF or UMB pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.01.

Section 6.16. Takeover Statutes. UMB, Merger Sub, HTLF and their respective Boards of Directors shall not take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

Section 6.17. Treatment of HTLF Indebtedness. Upon the Effective Time, UMB shall assume the due and punctual performance and observance of the covenants to be performed by HTLF under the indentures set forth on Section 6.17 of the HTLF Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, (i) UMB and HTLF shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures or other documents and (ii) HTLF shall use reasonable best efforts to execute and deliver any officer’s certificates, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time.

Section 6.18. Trust Preferred Securities. Upon the Effective Time, UMB shall assume all of the obligations to be performed by HTLF with respect to HTLF’s outstanding trust preferred securities and related debt instruments set forth on Section 6.18 of the HTLF Disclosure Schedule (the “Trust Preferred Securities”). In connection therewith, (i) UMB and HTLF shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures or other documents and (ii) HTLF shall use reasonable best efforts to execute and deliver any officer’s certificates, and to provide any opinion of counsel to the trustee thereof, in each case, required to make such assumptions effective as of the Effective Time.

Section 6.19. Exemption from Liability Under Section 16(b). HTLF and UMB agree that, in order to most effectively compensate and retain HTLF Insiders, both prior to and after the Effective Time, it is desirable that HTLF Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of HTLF Common Stock into shares of UMB Common Stock or shares of HTLF Series E Preferred Stock(or depositary shares in respect thereof) into shares of UMB Series A Preferred Stock (or depositary shares in respect thereof), as applicable, in the Merger and the conversion of any HTLF Equity Awards into corresponding UMB Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.19. HTLF shall deliver to UMB in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of HTLF subject to the reporting requirements of Section 16(a) of the Exchange Act (the “HTLF Insiders”), and the Board of Directors of UMB and of HTLF, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of HTLF) any dispositions of HTLF Common Stock, HTLF Series E Preferred Stock (or depositary shares in respect thereof) or HTLF Equity Awards by the HTLF Insiders, and (in the case of UMB) any acquisitions of UMB Common Stock, UMB Series A Preferred Stock (or depositary shares in respect thereof) or UMB Equity Awards by any HTLF Insiders who, immediately following the Mergers, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

Section 6.20. Tax Cooperation. UMB and HTLF shall cooperate and use their respective reasonable best efforts in order for (i) UMB to receive the opinion described in Section 7.02(c) and (ii) HTLF to receive the opinion described in Section 7.03(c).Section 6.21. Commitments to the Community. Following the Effective Time, the Surviving Corporation will maintain the level of philanthropic and community investment provided by each of HTLF and UMB in their respective communities prior to the Effective Time.

ARTICLE 7

CONDITIONS PRECEDENT

Section 7.01. Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. (i) The UMB Share Issuance and the UMB Articles Amendment shall have been approved by the shareholders of UMB by the Requisite UMB Vote and (ii) this Agreement shall have been adopted by the stockholders of HTLF by the Requisite HTLF Vote.

(b) NASDAQ Listing. The shares of UMB Common Stock and UMB Series A Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or the Bank Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers or the Bank Merger.

Section 7.02. Conditions to Obligations of UMB and Merger Sub. The obligation of UMB and Merger Sub to effect the Mergers is also subject to the satisfaction, or waiver by UMB, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of HTLF set forth in Section 3.02(a) and Section 3.08(a) (in each case after giving effect to the lead-in to Article 3) shall be true and correct (other than, in the case of Section 3.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of HTLF set forth in Section 3.01(a), Section 3.01(b) (but only with respect to HTLF Subsidiary Bank), Section 3.02(b) (but only with respect to HTLF Subsidiary Bank), Section 3.03(a) and Section 3.07 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of HTLF set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HTLF or the Surviving Corporation. UMB shall have received a certificate dated as of the Closing Date and signed on behalf of HTLF by the Chief Executive Officer or the Chief Financial Officer of HTLF to the foregoing effect.

(b) Performance of Obligations of HTLF. HTLF shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and UMB shall have received a certificate dated as of the Closing Date and signed on behalf of HTLF by the Chief Executive Officer or the Chief Financial Officer of HTLF to such effect.

(c) Federal Tax Opinion. UMB shall have received the opinion of Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unwilling or unable to issue the opinion, a written opinion of Wachtell, Lipton, Rosen & Katz), in form and substance reasonably satisfactory to UMB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of UMB and HTLF, reasonably satisfactory in form and substance to such counsel.

Section 7.03. Conditions to Obligations of HTLF. The obligation of HTLF to effect the Mergers is also subject to the satisfaction, or waiver by HTLF, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of UMB and Merger Sub set forth in Section 4.02(a) and Section 4.08(a) (in each case, after giving effect to the lead-in to Article 4) shall be true and correct (other than, in the case of Section 4.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of UMB and Merger Sub set forth in Section 4.01(a), Section 4.01(b) (but only with respect to UMB Subsidiary Bank), Section 4.02(b) (but only with respect to UMB Subsidiary Bank), Section 4.03(a) and Section 4.07 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of UMB and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on UMB. HTLF shall have received a certificate dated as of the Closing Date and signed on behalf of UMB by the Chief Executive Officer or the Chief Financial Officer of UMB to the foregoing effect.

(b) Performance of Obligations of UMB and Merger Sub. Each of UMB and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and HTLF shall have received a certificate dated as of the Closing Date and signed on behalf of UMB by the Chief Executive Officer or the Chief Financial Officer of UMB to such effect.

(c) Federal Tax Opinion. HTLF shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, a written opinion of Davis Polk & Wardwell LLP), in form and substance reasonably satisfactory to HTLF, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of UMB and HTLF, reasonably satisfactory in form and substance to such counsel.

ARTICLE 8

TERMINATION AND AMENDMENT

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite HTLF Vote or the Requisite UMB Vote:

(a) by mutual written consent of UMB and HTLF;

(b) by either UMB or HTLF if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of either of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of either of the Mergers or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(c) by either UMB or HTLF if the Merger shall not have been consummated on or before October 28, 2025 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(d) by either UMB or HTLF (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of HTLF, in the case of a termination by UMB, or UMB, in the case of a termination by HTLF, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by UMB, or Section 7.03, in the case of a termination by HTLF, and which is not cured within forty-five (45) days following written notice to HTLF, in the case of a termination by UMB, or UMB, in the case of a termination by HTLF, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by HTLF, prior to the receipt of the Requisite UMB Vote, if (i) UMB or the Board of Directors of UMB shall have made a Recommendation Change or (ii) UMB or the Board of Directors of UMB shall have breached its obligations under Section 6.03 or Section 6.13 in any material respect;

(f) by UMB, prior to the receipt of the Requisite HTLF Vote, if (i) HTLF or the Board of Directors of HTLF shall have made a Recommendation Change or (ii) HTLF or the Board of Directors of HTLF shall have breached its obligations under Section 6.03 or Section 6.13 in any material respect; or

(g) by either UMB or HTLF, if (i) the Requisite UMB Vote shall not have been obtained upon a vote thereon taken at the UMB Meeting (including any adjournment or postponement thereof) or (ii) the Requisite HTLF Vote shall not have been obtained upon a vote thereon taken at the HTLF Meeting (including any adjournment or postponement thereof).

Section 8.02. Effect of Termination.

(a) In the event of termination of this Agreement by either UMB or HTLF as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and none of UMB, HTLF, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.02(b) (Confidentiality), Section 6.14 (Public Announcements), this Section 8.02 and Article 9 (but, in the case of Section 9.12, only in respect of covenants that survive termination) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither UMB nor HTLF shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement (including the loss to the shareholders of UMB or the stockholders of HTLF, as applicable, of the benefits of the transactions contemplated by this Agreement, including, in the case of HTLF, the loss of the premium offered to the stockholders of HTLF).

(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of HTLF or shall have been made directly to the stockholders of HTLF or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the HTLF Meeting) an Acquisition Proposal, in each case with respect to HTLF and (A) (x) thereafter this Agreement is terminated by either UMB or HTLF pursuant to Section 8.01(c) without the Requisite HTLF Vote having been obtained (and all other conditions set forth in Section 7.01 and Section 7.03 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by UMB pursuant to Section 8.01(d) as a result of a willful breach or (z) thereafter this Agreement is terminated by either HTLF or UMB pursuant to Section 8.01(g) as a result of the Requisite HTLF Vote not having been obtained upon a vote taken thereon at the HTLF Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, HTLF enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then HTLF shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay UMB, by wire transfer of same-day funds, a fee equal to $70,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.02(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by (x) UMB pursuant to Section 8.01(f) or (y) either UMB or HTLF pursuant to Section 8.01(g) as a result of the Requisite HTLF Vote not having been obtained upon a vote taken thereon at the HTLF Meeting (including any adjournment or postponement thereof) and at such time UMB could have terminated this Agreement pursuant to Section 8.01(f), then HTLF shall pay UMB, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of UMB or shall have been made directly to the shareholders of UMB or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the UMB Meeting) an Acquisition Proposal, in each case with respect to UMB and (A) (x) thereafter this Agreement is terminated by either UMB or HTLF pursuant to Section 8.01(c) without the Requisite UMB Vote having been obtained (and all other conditions set forth in Section 7.01 and Section 7.02 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by HTLF pursuant to Section 8.01(d) as a result of a willful breach or (z) thereafter this Agreement is terminated by either HTLF or UMB pursuant to Section 8.01(g) as a result of the Requisite UMB Vote not having been obtained upon a vote taken thereon at the UMB Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, UMB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then UMB shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay HTLF the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.02(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by (x) HTLF pursuant to Section 8.01(e) or (y) either UMB or HTLF pursuant to Section 8.01(g) as a result of the Requisite UMB Vote not having been obtained upon a vote taken thereon at the UMB Meeting (including any adjournment or postponement thereof) and at such time HTLF could have terminated this Agreement pursuant to Section 8.01(e), then UMB shall pay HTLF, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of UMB and HTLF acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if UMB or HTLF, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.02, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if UMB or HTLF, as the case may be, fails to pay the amounts payable pursuant to this Section 8.02, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE 9

GENERAL PROVISIONS

Section 9.01. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite UMB Vote or the Requisite HTLF Vote; provided that after the receipt of the Requisite UMB Vote or the Requisite HTLF Vote, there may not be, without further approval of the shareholders of UMB or stockholders of HTLF, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.02. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of UMB or Merger Sub, in the case of HTLF, or HTLF, in the case of UMB or Merger Sub, (b) waive any inaccuracies in the representations and warranties of UMB or Merger Sub, in the case of HTLF, or HTLF, in the case of UMB or Merger Sub, contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite UMB Vote or the Requisite HTLF Vote, there may not be, without further approval of the shareholders of UMB or stockholders of HTLF, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and to the extent set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.03. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.07 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

Section 9.04. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Mergers, the Bank Merger and the other transactions contemplated hereby shall be borne equally by UMB and HTLF.

Section 9.05. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to HTLF, to:

Heartland Financial USA, Inc.

1800 Larimer Street, Suite 1800

Denver, Colorado 80202

Attention:   Jay L. Kim

Email:      jkim@htlf.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Jacob A. Kling

        Steven R. Green

E-mail:     JAKling@wlrk.com

        SRGreen@wlrk.com

and

(b)	if to UMB, to:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

Attention:    Amy Harris

Email:       Amy.Harris@umb.com

         legalnotices@umb.com

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:    Randall D. Guynn

        Lee Hochbaum

E-mail:     randall.guynn@davispolk.com

        lee.hochbaum@davispolk.com

Section 9.06. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of HTLF means the actual knowledge of any of the officers of HTLF listed on Section 9.06 of the HTLF Disclosure Schedule, and the “knowledge” of UMB means the actual knowledge of any of the officers of UMB listed on Section 9.06 of the UMB Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) the term “business day” means any day other than a Saturday, a Sunday or a day on which banks in Kansas City, Missouri or Denver, Colorado are authorized by law or executive order to be closed. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

Section 9.07. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.08. Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 9.09. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of UMB shall be subject to the laws of the State of Missouri).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.05.

Section 9.10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11. Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise specifically provided in Section 6.07 and (ii) the rights of UMB, on behalf of the UMB shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), and HTLF, on behalf of the HTLF stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), to pursue specific performance as set forth in Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such shareholders or stockholders, including, in the case of HTLF, the loss of the premium offered to the stockholders of HTLF) in accordance with Section 8.02 in the event of a willful and material breach of any provision of this Agreement, it being agreed that in no event shall any UMB shareholder or HTLF stockholder be entitled to enforce any of their rights, or UMB’s, Merger Sub’s or HTLF’s obligations, under this Agreement in the event of any such breach, but rather that (x) UMB shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the UMB shareholders and (y) HTLF shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the HTLF stockholders, and UMB or HTLF may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers and the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 9.13. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 9.14. Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b)(1) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 9.15. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, HTLF, UMB and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Bruce K. Lee
Name: Bruce K. Lee
Title: President & Chief Executive Officer

UMB FINANCIAL CORPORATION

By:	/s/ J. Mariner Kemper
Name: J. Mariner Kemper
Title: Chairman of the Board & Chief Executie Officer

BLUE SKY MERGER SUB INC.

By:	/s/ John C. Pauls
Name: John C. Pauls
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDMENT OF ARTICLES OF INCORPORATION

Pursuant to the General and Business Corporation Law of Missouri (the “GBCL”), the undersigned Corporation hereby submits the following Articles of Amendment to its Articles of Incorporation:

1.	The name of the Corporation is UMB Financial Corporation (the “Corporation”).

2.	An amendment to the Corporation’s Articles of Incorporation was adopted by the shareholders of the Corporation on [•], 2024 (the “Amendment”).

3.	The Amendment is set out in full as follows:

See attached Annex A hereto.

4.	Of the [•] of shares outstanding, [•] of such shares were entitled to vote on the Amendment.

The number of outstanding shares of each class entitled to vote on the Amendment as a class were as follows:

Class	Number of Outstanding Shares
Common Stock	[	•]

5.	The number of shares voted for the Amendment was [•]. The number of shares voted against the Amendment was [•].

The number of shares of each class voted for and against the Amendment were as follows:

Class	Number of Shares Voted For		Number of Shares Voted Against
Common Stock	[	•]	[	•]

6.	[The effective date of the Amendment will be [•].]

[signature page follows]

IN AFFIRMATION THEREOF, the facts stated above are true and correct:

(The undersigned understands that false statements made in this filing are subject to the penalties provided under § 575.040, RSMo.)

[OFFICER NAME], [TITLE]

[DATE]

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Annex A

Reference is made to ARTICLE III of the Articles of Incorporation of UMB Financial Corporation, a Missouri corporation, as amended March 6, 2003. The first paragraph of ARTICLE III is hereby amended and restated in its entirety as follows:

“The aggregate number of shares which the corporation shall have the authority to issue is one hundred sixty-one million (161,000,000). One hundred sixty million (160,000,000) of such shares shall be common stock with a par value of one dollar ($1.00) per share, and such common stock shall have no preferences, qualifications, limitations, restrictions or special relative or convertible rights. The remaining one million (1,000,000) shares shall be preferred stock with a par value of one cent ($0.01) per share.”

Except as amended hereby, the Articles of Incorporation of UMB Financial Corporation, as amended March 6, 2003, remains unchanged and in full force and effect.

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EXHIBIT B

CERTIFICATE OF DESIGNATION

OF

7.00%

FIXED-RATE RESET NON-CUMULATIVE

PERPETUAL PREFERRED STOCK, SERIES A

OF

UMB FINANCIAL CORPORATION

UMB Financial Corporation, a corporation organized and existing under the laws of the State of Missouri (the “Corporation”), in accordance with the provisions of Section 351.180 of the General and Business Corporation Law of Missouri, does hereby certify:

The Board of Directors of the Corporation (the “Board”) duly adopted resolutions on [•], 2024 (the “Board Resolutions”) and acting in accordance with such resolutions, the Corporation’s Articles of Incorporation, the Corporation’s Bylaws, and applicable law, adopted the following resolution on [•], 2024, creating a series of Preferred Stock of up to 11,500 shares from the Corporation’s authorized Preferred Stock, which series of Preferred Stock is to be designated as “7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A” (“Series A Preferred Stock”):

RESOLVED, that pursuant to the provisions of the Articles of Incorporation of the Corporation, the Bylaws of the Corporation and applicable law, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and hereby is created, and that the number of shares of such series, and the terms, preferences, privileges, designations, rights, qualifications, limitations, and restrictions thereof, are hereby established as set forth below:

1. Definitions. The following terms used herein shall be defined as set forth below:

“Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

“Articles of Incorporation” means the Articles of Incorporation of the Corporation, as it may be amended or restated from time to time.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

“Bylaws” means the Bylaws of the Corporation, as they may be amended or restated from time to time.

“Calculation Agent” means HTLF Bank and its successors and assigns, including any successor calculation agent with respect to shares of Series A Preferred Stock duly appointed by the Corporation.

“Common Stock” means any and all shares of common stock of the Corporation, par value $1.00 per share.

“Federal Reserve” means the Board of Governors of the Federal Reserve System and its delegates.

“First Reset Date” means July 15, 2025.

“Five-Year Treasury Rate” means, as of any Reset Dividend Determination Date:

(a) The average of the yields to maturity on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five Business Days immediately preceding the Reset Dividend Determination Date, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve, as determined by the Calculation Agent in its sole discretion; and

(b) If no calculation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year Treasury Rate, shall determine the Five-Year Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry accepted successor Five-Year Treasury Rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the Business Day convention, the definition of Business Day and the Reset Dividend Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in clauses (a) and (b) above, the dividend rate for such dividend period shall be the same as the dividend rate determined for the immediately preceding dividend period.

“Preferred Stock” means any and all series of preferred stock of the Corporation, including the Series A Preferred Stock.

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“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period, subject to any adjustments made by the Calculation Agent as provided for herein.

“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

2. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of Preferred Stock a series of Preferred Stock designated as the “7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A” (hereinafter called “Series A Preferred Stock”); the authorized number of shares that shall constitute such series shall be 11,500 shares, $0.01 par value per share; and such shares shall have a liquidation preference of $10,000 per share. The number of shares constituting the Series A Preferred Stock may be increased from time to time by resolution of the Board or a duly authorized committee of the Board in accordance with the Articles of Incorporation (as then in effect), the Bylaws (as then in effect), and applicable law up to the maximum number of shares of Preferred Stock authorized to be issued under the Articles of Incorporation (as then in effect), less all unredeemed shares of any other series of Preferred Stock, or decreased from time to time by a resolution of the Board or a duly authorized committee of the Board in accordance with the Articles of Incorporation (as then in effect), the Bylaws (as then in effect), and applicable law but not below the number of shares of Series A Preferred Stock then outstanding. Shares of Series A Preferred Stock shall be dated the date of issue, which date shall be referred to herein as the “original issue date.” Shares of outstanding Series A Preferred Stock that are redeemed, purchased, or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of the Preferred Stock, undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

3. Ranking. The shares of Series A Preferred Stock shall rank:

(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series A Preferred Stock or senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series A Junior Securities”);

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(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Series A Parity Securities”); and

(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.

The Corporation may authorize and issue additional shares of Series A Junior Securities and Series A Parity Securities from time to time without the consent of the holders of the Series A Preferred Stock.

4. Dividends.

(a) Holders of Series A Preferred Stock will be entitled to receive, only when, as, and if declared by the Board or a duly authorized committee of the Board, on each Dividend Payment Date (as defined below), out of assets legally available for the payment of dividends thereof, non-cumulative cash dividends based on the liquidation preference of the Series A Preferred Stock of $10,000 per share. Dividends on each share of Series A Preferred Stock shall accrue at a rate equal to (i) 7.00% per annum on the liquidation preference of $10,000 per share from [•]1 to, but excluding, the First Reset Date and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date, plus 6.675% on the liquidation preference of $10,000 per share. In the event the Corporation issues additional shares of the Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued.

(b) If declared by the Board or a duly authorized committee of the Board, dividends will be payable on the Series A Preferred Stock quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, beginning on [•]2 (each such day a “Dividend Payment Date”), based on a liquidation preference of $10,000 per share. In the event that any Dividend Payment Date falls on a day that is not a Business Day, the dividend payment due on that date shall be postponed to the next day that is a Business Day and no additional dividends shall accrue as a result of that postponement.

[1]

To reflect the last dividend payment date in respect of the 7.00% Series E Non-Cumulative Perpetual Preferred Stock, par value $1.00 per share, of Heartland Financial USA, Inc. (the “HTLF Series E Preferred”), which is the dividend payment date for which the last record date under the HTLF Series E Preferred occurred prior to the closing.

[2]	To reflect the first such Dividend Payment Date to occur after the last dividend payment date in respect of the HTLF Series E Preferred.

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(c) Dividends will be payable to holders of record of Series A Preferred Stock as they appear on the Corporation’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not less than 15 calendar days nor more than 30 calendar days before the applicable Dividend Payment Date, as such record date shall be fixed by the Board or a duly authorized committee of the Board.

(d) A “Dividend Period” is the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date or any earlier redemption date, except that the initial Dividend Period will commence on and include [•]3 and continue to, but exclude, the next Dividend Payment Date. Dividends payable on Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from the calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series A Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series A Preferred Stock called for redemption.

(e) Dividends on the Series A Preferred Stock will not be cumulative. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series A Preferred Stock in respect of a Dividend Period, then such unpaid dividends shall cease to accrue and shall not be payable on the applicable Dividend Payment Date or be cumulative, and the Corporation will have no obligation to pay (and the holders of the Series A Preferred Stock will have no right to receive) dividends accrued for such Dividend Period after the Dividend Payment Date for such Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend for any future Dividend Period with respect to the Series A Preferred Stock, the Common Stock, or any other class or series of the Corporation’s Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not declared.

(f) Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Federal Reserve or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.

[3]	To reflect the last dividend payment date in respect of the HTLF Series E Preferred.

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(g) So long as any share of Series A Preferred Stock remains outstanding:

(1) no dividend or distribution shall be declared, paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Series A Junior Securities, other than (i) a dividend payable solely in Series A Junior Securities or (ii) any dividend or distribution in connection with any existing shareholders’ rights plan or the implementation of any future shareholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan;

(2) no shares of Series A Junior Securities shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (i) as a result of a reclassification of Series A Junior Securities for or into other Series A Junior Securities, (ii) the exchange or conversion of one share of Series A Junior Securities for or into another share of Series A Junior Securities, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series A Junior Securities, (iv) purchases, redemptions, or other acquisitions of shares of Series A Junior Securities in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of Series A Junior Securities pursuant to a contractually binding requirement to buy Series A Junior Securities existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of Series A Junior Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

(3) no shares of Series A Parity Securities shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Series A Parity Securities, if any, (ii) as a result of a reclassification of Series A Parity Securities for or into other Series A Parity Securities, (iii) the exchange or conversion of one share of Series A Parity Securities for or into another share of Series A Parity Securities or Series A Junior Securities, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of Series A Parity Securities, (v) purchases of shares of Series A Parity Securities pursuant to a contractually binding requirement to buy Series A Parity Securities existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of Series A Parity Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation;

unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

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(h) Notwithstanding the foregoing, if dividends are not paid in full, or set aside for payment in full, on any dividend payment date, upon the shares of Series A Preferred Stock and any Series A Parity Securities, all dividends declared upon shares of Series A Preferred Stock and any Series A Parity Securities for such dividend payment date shall be declared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends for the Series A Preferred Stock and all Series A Parity Securities on such dividend payment date. To the extent a dividend period with respect to any Series A Parity Securities coincides with more than one Dividend Period, for purposes of the immediately preceding sentence the Board shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one Dividend Period, or shall treat such dividend period(s) with respect to any Series A Parity Securities and Dividend Period(s) for purposes of the immediately preceding sentence in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Series A Parity Securities and the Series A Preferred Stock. To the extent a Dividend Period coincides with more than one dividend period with respect to any Series A Parity Securities, for purposes of the first sentence of this paragraph the Board shall treat such Dividend Period as two or more consecutive Dividend Periods, none of which coincides with more than one dividend period with respect to such Series A Parity Securities, or shall treat such Dividend Period(s) and dividend period(s) with respect to any Series A Parity Securities for purposes of the first sentence of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on the Series A Preferred Stock and such Series A Parity Securities. For the purposes of this paragraph, the term “dividend period” as used with respect to any Series A Parity Securities means such dividend periods as are provided for in the terms of such Series A Parity Securities.

(i) Subject to the foregoing, dividends (payable in cash, stock, or otherwise), as may be determined by the Board or a duly authorized committee of the Board, may be declared and paid on the Common Stock and any other class or series of capital stock ranking equally with or junior to Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

5. Liquidation.

(a) Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, holders of Series A Preferred Stock are entitled to receive out of the assets of the Corporation available for distribution to shareholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any securities then outstanding ranking senior to or on parity with Series A Preferred Stock with respect to distributions of assets, before any distribution or payment out of the assets of the Corporation is made to holders of Common Stock or any Series A Junior Securities, a liquidating distribution in the amount of the liquidation preference of $10,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After payment of the full amount of such liquidating distribution, the holders of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

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(b) In any such liquidating distribution, if the assets of the Corporation are not sufficient to pay the liquidation preferences (as defined below) in full to all holders of Series A Preferred Stock and all holders of any Series A Parity Securities, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Series A Parity Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of Series A Preferred Stock or any Series A Parity Securities means the amount otherwise payable to such holder in such distribution (assuming no limitation on the Corporation’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock and any Series A Parity Securities, the holders of the Corporation’s Series A Junior Securities shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(c) For purposes of this Section 5, neither the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation for cash, securities, or other property, nor the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities, or property for their shares, shall constitute a liquidation, dissolution, or winding-up of the Corporation.

6. Redemption.

(a) Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provision. Series A Preferred Stock is not redeemable prior to the First Reset Date. Shares of Series A Preferred Stock then outstanding will be redeemable at the option of the Corporation, in whole or in part, on any Reset Date on or after the First Reset Date, at a redemption price equal to $10,000 per share, plus any accrued and unpaid dividends to, but excluding, the date of redemption. In the event the applicable Reset Date that is the redemption date is not a Business Day, the redemption price shall be paid on the next Business Day without any adjustment to the amount of the redemption price. Holders of Series A Preferred Stock will have no right to require the redemption or repurchase of Series A Preferred Stock. Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined below), including prior to the First Reset Date, the Corporation, at its option, may redeem, at any time, all (but not less than all) of the shares of the Series A Preferred Stock at the time outstanding, at a redemption price equal to $10,000 per share, plus any accrued and unpaid dividends to, but excluding, the date of redemption, upon notice given as provided in sub-section (b) below. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption

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price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4(c) above. In all cases, the Corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Federal Reserve or any successor Appropriate Federal Banking Agency if then required under capital rules applicable to the Corporation.

A “Regulatory Capital Treatment Event” means the good faith determination by the Board or a duly authorized committee of the Board that, as a result of (i) any amendment to, clarification of, or change in (including any announced prospective change in), the laws, rules, or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal banking agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock; (ii) any proposed change in those laws, rules, or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of $10,000 per share of the Series A Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of the Series A Preferred Stock is outstanding.

(b) If shares of Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of Series A Preferred Stock to be redeemed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the Corporation’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series A Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the certificate numbers and number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place of redemption; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock; such shares of Series A Preferred Stock shall no longer be deemed outstanding; and all rights of the holders of such shares will terminate, except the right to receive the redemption price described in sub-section (a) above, without interest.

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(c) In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected (1) pro rata, (2) by lot, or (3) in such other manner as determined by resolution of the Board to be fair and proper and permitted by DTC and the rules of any national securities exchange on which the Series A Preferred Stock is listed.

7. Voting Rights.

(a) Except as provided below and as determined by the Board or a duly authorized committee of the Board or as expressly required by law, the holders of shares of Series A Preferred Stock shall have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose, nor shall they be entitled to participate in any meeting of the holders of the Common Stock.

(b) So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to:

(1) authorize, create, or issue, or increase the authorized amount of, shares of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up of the Corporation, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of the Corporation’s capital stock;

(2) amend, alter, or repeal the provisions of the Articles of Incorporation (including this Certificate of Designation), whether by merger, consolidation, or otherwise, so as to materially and adversely affect the powers, preferences, privileges, or rights of Series A Preferred Stock, taken as a whole; provided, however, that any amendment to authorize, create, or issue, or increase the authorized amount of, any Series A Junior Securities or any Series A Parity Securities, or any securities convertible into or exchangeable for Series A Junior Securities or Series A Parity Securities will not be deemed to materially and adversely affect the powers, preferences, privileges, or rights of Series A Preferred Stock; or

(3) complete a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of the assets or business of the Corporation or consolidate with or merge into any other corporation, unless, in any case, the shares of Series A Preferred Stock outstanding at the time of such

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consolidation or merger or sale either (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the surviving entity having such rights, preferences, privileges, and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and powers (including voting powers) of the Series A Preferred Stock, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of the holders of Series A Preferred Stock to effect such redemption.

(c) If the Corporation fails to pay, or declare and set aside for payment, dividends on outstanding shares of the Series A Preferred Stock or any Series A Parity Securities having voting rights on parity with the voting rights provided to the Series A Preferred Stock (“Special Voting Preferred Stock”) for six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the authorized number of directors of the Corporation shall be increased by two and the holders of the Series A Preferred Stock (along with holders of any Special Voting Preferred Stock then outstanding, voting together as a class based on respective liquidation preferences), shall have the right to elect two directors (hereinafter, the “Preferred Directors” and each, a “Preferred Director”) to fill such newly created directorships; provided, however, that at no time shall the Board include more than two Preferred Directors; provided further that the election of any such Preferred Directors may not cause the Corporation to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which the Corporation’s securities may be listed). At the request of any holder of Series A Preferred Stock, a special meeting of the holders of Series A Preferred Stock and any such Special Voting Preferred Stock shall be called by the Corporation for the election of the Preferred Directors; provided, however, that if such request for special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the Corporation’s shareholders, such election of Preferred Directors shall be held at such next annual or special meeting of shareholders), followed by such election of such Preferred Directors at each subsequent annual meeting of shareholders until full dividends have been declared and paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A Preferred Stock for four Dividend Periods after the Nonpayment Event, except as provided by law, subject to re-vesting in the event of each and every subsequent Nonpayment Event.

When dividends have been paid in full (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A Preferred Stock for at least four Dividend Periods after a Nonpayment Event, then the right of the holders of Series A Preferred Stock and any Special Voting Preferred Stock to elect the Preferred Directors shall cease (but subject in any case to re-vesting of such voting rights in the case of each and every subsequent Nonpayment Event), and the Preferred Directors

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shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately, and the Corporation’s authorized number of directors shall be automatically reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, by a majority of the outstanding shares of Series A Preferred Stock (along with holders of any Special Voting Preferred Stock then outstanding, voting together as a class based on respective liquidation preferences). If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose, by means of written consent, a successor who shall hold office for the unexpired term in respect of which such vacancy occurred, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock (along with holders of any Special Voting Preferred Stock then outstanding, voting together as a class based on respective liquidation preferences); provided that the filling of any such vacancy may not cause the Corporation to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which the Corporation’s securities may be listed). The Preferred Directors shall each be entitled to one vote per director on any matter on which directors of the Corporation are entitled to vote.

(d) The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents, and any other aspect or matter with regard to such meeting or such consents shall be governed by any rules that the Board or any duly authorized committee of the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles of Incorporation (as then in effect), the Bylaws (as then in effect), and applicable law and the rules of any national securities exchange on which the Series A Preferred Stock is listed or traded at the time.

8. Conversion Rights. The holders of shares of Series A Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.

9. Preemptive Rights. The holders of shares of Series A Preferred Stock will have no preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase or otherwise acquire any such capital stock or any interest therein, regardless of how any such securities may be designated, issued, or granted.

10. Certificates. Shares of the Series A Preferred Stock may be represented in the form of uncertificated or certificated shares; provided however, that any holder of Series A Preferred Stock shall be entitled to have a certificate for shares of Series A Preferred Stock signed by, or in the name of, the Corporation, certifying the number of shares owned by such holder.

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11. Transfer Agent. The Corporation shall appoint a transfer agent for the Series A Preferred Stock. The Corporation may, in its sole discretion, remove the transfer agent in accordance with the agreement between the Corporation and the transfer agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.

12. Registrar. The Corporation shall appoint a registrar for the Series A Preferred Stock. The Corporation may, in its sole discretion, remove the registrar in accordance with the agreement between the Corporation and the registrar; provided that the Corporation shall appoint a successor registrar who shall accept such appointment prior to the effectiveness of such removal.

13. No Other Rights. The shares of Series A Preferred Stock shall not have any rights, preferences, privileges, or voting powers or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions thereof, other than as set forth herein or in the Articles of Incorporation, or as provided by applicable law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by [•], its [•], on [•], [•].

UMB FINANCIAL CORPORATION

By:
Name: [•]
Title: [•]

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EXHIBIT C

FORM OF AGREEMENT AND PLAN OF MERGER

HTLF BANK

with and into

UMB BANK, National Association

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made this [●]th day of April, 2024, between HTLF Bank (“HTLF Bank”), a Colorado chartered bank that is not a member of the Federal Reserve System, with its main office located at 1800 Larimer Street, Suite 100, Denver, Colorado 80202; and UMB Bank, National Association (“UMB Bank” or the “Resulting Bank”), a national banking association, with its main office located at 1010 Grand Boulevard, Kansas City, Missouri, 64106. Collectively, HTLF Bank and UMB Bank are referred to as the “Banks”.

WHEREAS, the board of directors of HTLF Bank has unanimously approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of the Bank Merger Act, 12 U.S.C. § 1828(c) (the “Bank Merger Act”) and the laws of the State of Colorado;

WHEREAS, the board of directors of UMB Bank has unanimously approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of the Bank Merger Act and the National Bank Act (such laws, together with the laws of the State of Colorado and their respective implementing regulations, as applicable, the “Bank Merger Laws”);

WHEREAS, Heartland Financial USA, Inc. (“Heartland”), which owns all of the outstanding shares of capital stock of HTLF Bank, UMB Financial Corporation (“UMB”), which owns all of the outstanding shares of capital stock of UMB Bank, and Blue Sky Merger Sub Inc., a direct, wholly-owned subsidiary of UMB (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Holding Company Agreement”), dated as of April 28, 2024, which, among other things, provides for the merger of Merger Sub with and into Heartland (the “Merger”), immediately followed by the merger of Heartland with and into UMB (the “Second Step Merger” and, together with the Merger, the “HC Mergers”), all subject to the terms and conditions of such Holding Company Agreement;

WHEREAS, Heartland, as the sole shareholder of HTLF Bank, and UMB, as the sole shareholder of UMB Bank, have approved this Agreement;

WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of HTLF Bank with and into UMB Bank, with UMB Bank being the surviving bank of such merger transaction (the “Bank Merger”), subject to, and on the day immediately following, the closing of the Second Step Merger; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:

SECTION 1

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Bank Merger Laws, HTLF Bank shall be merged with and into UMB Bank in the Bank Merger. UMB Bank shall continue its existence as the Resulting Bank under the charter of the Resulting Bank, and the separate corporate existence of HTLF Bank shall cease. The closing of the Bank Merger shall become effective at the date and time specified in the articles of merger filed with the Office of the Comptroller of the Currency (the “OCC”) as the date and time at which the Bank Merger shall be effective, or such later date as specified by the OCC; provided that in no event shall the Effective Time be earlier than the day immediately following the Second Step Merger (such time when the Bank Merger becomes effective, the “Effective Time”). It is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

SECTION 2

The name of the Resulting Bank at the Effective Time shall be “UMB Bank, National Association”. The Resulting Bank will exercise trust powers.

SECTION 3

The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. This business of the Resulting Bank shall be conducted at its main office, which shall be located at 1010 Grand Boulevard, Kansas City, MO, 64106, as well as at its legally established branches, including the main office and each of the legally established branches of HTLF Bank existing at the Effective Time, at the officially designated address of each such office or branch, in each case without limiting the authority under applicable law of the Resulting Bank to close, relocate or otherwise make any change regarding any such branch. The deposit accounts of the Resulting Bank will be insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act.

SECTION 4

At the Effective Time, each share of capital stock of UMB Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

SECTION 5

All assets of HTLF Bank and UMB Bank, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank; and the Resulting Bank shall be responsible for all of the liabilities of every kind and description, of HTLF Bank and UMB Bank existing as of the Effective Time, all in accordance with the provisions of the Bank Merger Laws.

SECTION 6

By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of HTLF Bank, at the Effective Time, each outstanding share of capital stock of HTLF Bank shall be cancelled with no consideration being paid therefor.

By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of HTLF Bank, outstanding certificates representing shares of the capital stock of HTLF Bank shall, at the Effective Time, be cancelled.

SECTION 7

Upon the Effective Time, the then outstanding shares of UMB Bank’s common stock shall continue to remain outstanding shares of UMB Bank’s common stock, all of which shall continue to be owned by UMB.

SECTION 8

Effective as of the Effective Time, the number of directors that will comprise the full Board of Directors of the Resulting Bank shall be sixteen (16). Of the members of the initial Board of Directors of the Resulting Bank as of the Effective Time, (i) eleven (11) shall be those members of the Board of Directors of UMB Bank as of immediately prior to the Effective Time and (ii) five (5) shall be the Heartland Directors (as such term is defined in the Holding Company Agreement). Effective as of the Effective Time, each director of the Resulting Bank shall serve until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Resulting Bank.

SECTION 9

This Agreement has been approved by Heartland, which owns all of the outstanding shares of capital stock of HTLF Bank, and by UMB, which owns all of the outstanding shares of capital stock of UMB Bank.

SECTION 10

The Bank Merger is also subject to the following terms and conditions:

(a) The HC Mergers shall have closed and become effective.

(b) The OCC shall have approved the Bank Merger consistent with the terms set forth herein and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.

(c) This Agreement may be amended or terminated, and the Bank Merger may be abandoned, only by the mutual written agreement of HTLF Bank and UMB Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger and notwithstanding the prior approval of this Agreement and the Bank Merger by the sole shareholder of HTLF Bank or UMB Bank.

SECTION 11

Effective as of the Effective Time, the Articles of Incorporation and Bylaws of the Resulting Bank shall consist of the Articles of Incorporation and Bylaws of UMB Bank as in effect immediately prior to the Effective Time; provided that the Articles of Incorporation and Bylaws shall be amended effective at or prior to the Effective Time to the extent necessary to give effect to Section 8 of this Agreement.

SECTION 12

This Agreement shall automatically terminate if and at the time of any termination of the Holding Company Agreement.

SECTION 13

This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.

The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank’s right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.

Except to the extent Federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks’ respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.

This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, HTLF Bank and UMB Bank, National Association have entered into this Agreement as of the date and year first set forth above.

HTLF BANK

By:
Name:
Title:

[Signature Page to Bank Merger Agreement]

UMB BANK, NATIONAL ASSOCIATION

By:
Name:
Title:

[Signature Page to Bank Merger Agreement]

EXHIBIT D

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of April 28, 2024, is entered into by and between UMB Financial Corporation, a Missouri corporation (“UMB”), and the undersigned shareholder (the “Shareholder”) of Heartland Financial USA, Inc., a Delaware corporation (“HTLF”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among UMB, HTLF, and Blue Sky Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of UMB (“Merger Sub”), (i) Merger Sub will be merged with and into HTLF (the “Merger”), with HTLF as the surviving corporation (sometimes referred to in such capacity as the “Surviving Entity”) and (ii) immediately following the Merger and as part of a single, integrated transaction, UMB shall cause the Surviving Entity to be merged with and into UMB (the “Second Step Merger,” and, together with the Merger, the “Mergers”), with UMB as the surviving corporation in the Second Step Merger;

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $1.00 per share, of HTLF (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of HTLF has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are in the best interests of HTLF and HTLF’s stockholders, and declared that the Merger Agreement is advisable, and (ii) approved the execution, delivery and performance by HTLF of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers; and

WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Mergers, and has determined that it is in his best interests to enter into this Agreement to provide for his support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for UMB to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms or (b) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.

Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of HTLF’s stockholders, however called, and in connection with any written consent of HTLF’s stockholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of the Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which the Shareholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any HTLF Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of HTLF’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the HTLF Charter or HTLF Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of HTLF contained in the Merger Agreement, or of the Shareholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Mergers. The Shareholder agrees to exercise all voting or other determination rights the Shareholder has in any trust or other legal entity to carry out the intent and purposes of the Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, the Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of HTLF at the request of the HTLF Board of Directors in connection with election of directors or other routine matters at any annual or special meeting of the HTLF stockholders. The Shareholder represents, covenants and agrees that he has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer. With respect to any shares of Common Stock over which the Shareholder has shared voting power, the Shareholder shall exercise his individual voting power over such shares, to the extent within his control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

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4.

Transfer Restrictions Prior to the Merger. The Shareholder hereby agrees that the Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) adoption of the Merger Agreement by the stockholders of HTLF by the Requisite HTLF Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom UMB has consented with respect to a Transfer by the Shareholder in advance in writing, (iii) to (A) any Family Member (as defined below) of the Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to UMB agreeing to be bound by and comply with the provisions of this Agreement) to UMB, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee and (iv) to the extent set forth on Schedule B hereto (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iv), the Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means (I) Shareholder and Shareholder’s spouse, individually, (II) any descendant, niece or nephew of Shareholder or Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

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5.

Representations of the Shareholder. The Shareholder represents and warrants as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) the Shareholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of the Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by the Shareholder and over which the Shareholder, directly or indirectly, has sole voting and dispositive authority; (e) the Shareholder beneficially owns the Shareholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws); and (f) the Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of the Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.

Publicity. The Shareholder hereby authorizes UMB to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, the Shareholder’s identity and ownership of the Shareholder’s Shares and the nature of the Shareholder’s obligations under this Agreement; provided that, prior to any such announcement or disclosure, as well as any other disclosure that references the Shareholder (individually or as part of a group), UMB shall use commercially reasonable efforts to provide the Shareholder with the opportunity to review and comment on any references to the Shareholder generally in such announcement or disclosure and consider such comments in good faith. The Shareholder agrees to notify UMB as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.

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7.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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11.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

12.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Shareholder, to his address set forth on the signature pages hereto, and if to UMB, to the following addresses:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

Attention:    Amy Harris

E-mail:     Amy.Harris@umb.com

      legalnotices@umb.com

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:   Randall D. Guynn

        Lee Hochbaum

E-mail:     randall.guynn@davispolk.com

     lee.hochbaum@davispolk.com

13.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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14.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in the Shareholder’s capacity as a shareholder of HTLF, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of HTLF, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as a director or officer and not as a shareholder.

17.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

UMB FINANCIAL CORPORATION

By:
Name: J. Mariner Kemper
Title: Chairman of the Board & Chief Executive Officer

SHAREHOLDER:

Name: Bruce K. Lee

Address for Notices:

1800 Larimer Street, Suite 1800
Denver, Colorado 80202

[Support Agreement Signature Page]

SCHEDULE A

Existing Share Information

Name of Record Holder	Existing Shares
Bruce K. Lee	85,905

SCHEDULE B

Permitted Transfers

1.	Sales to satisfy any Tax liability incurred by the Shareholder in respect of vesting, exercise or settlement of HTLF Equity Awards held by Shareholder.

EXHIBIT E

UMB SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of April 28, 2024, is entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“HTLF”), and the undersigned shareholder (the “Shareholder”) of UMB Financial Corporation, a Missouri corporation (“UMB”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among UMB, HTLF, and Blue Sky Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of UMB (“Merger Sub”), (i) Merger Sub will be merged with and into HTLF (the “Merger”), with HTLF as the surviving corporation (sometimes referred to in such capacity as the “Surviving Entity”) and (ii) immediately following the Merger and as part of a single, integrated transaction, UMB shall cause the Surviving Entity to be merged with and into UMB (the “Second Step Merger,” and, together with the Merger, the “Mergers”), with UMB as the surviving corporation in the Second Step Merger;

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $1.00 per share, of UMB (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of UMB has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the UMB Articles Amendment, are in the best interests of UMB and UMB’s shareholders and declared the Merger Agreement advisable, approved the consummation, delivery and performance by UMB of the Merger Agreement and resolved to recommend that UMB’s shareholders approve the UMB Share Issuance and the UMB Articles Amendment and submit the UMB Share Issuance and the UMB Articles Amendment to UMB’s shareholders for approval; and

WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the UMB Share Issuance and the UMB Articles Amendment, and has determined that it is in his best interests to enter into this Agreement to provide for his support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for HTLF to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms or (b) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.

Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of UMB’s shareholders, however called, and in connection with any written consent of UMB’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of the Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which the Shareholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any UMB Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the UMB Share Issuance, (B) in favor of the UMB Articles Amendment, (C) in favor of any proposal to adjourn or postpone such meeting of UMB’s shareholders to a later date if there are not sufficient votes to approve the UMB Share Issuance or the UMB Articles Amendment, (D) against any Acquisition Proposal, and (E) against any action, proposal, transaction, agreement or amendment of the UMB Articles of Incorporation or UMB Bylaws, in each case of this clause (E), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of UMB contained in the Merger Agreement, or of the Shareholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Mergers. The Shareholder agrees to exercise all voting or other determination rights the Shareholder has in any trust or other legal entity to carry out the intent and purposes of the Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, the Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of UMB at the request of the UMB Board of Directors in connection with election of directors or other routine matters at any annual or special meeting of the UMB shareholders. The Shareholder represents, covenants and agrees that he has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer. With respect

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to any shares of Common Stock over which the Shareholder has shared voting power, the Shareholder shall exercise his individual voting power over such shares, to the extent within his control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

4.

Transfer Restrictions Prior to the Merger. The Shareholder hereby agrees that the Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the UMB Share Issuance and the UMB Articles Amendment by the shareholders of UMB by the Requisite UMB Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom HTLF has consented with respect to a Transfer by the Shareholder in advance in writing, (iii) to (A) any Family Member (as defined below) of the Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to HTLF agreeing to be bound by and comply with the provisions of this Agreement) to HTLF, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee and (iv) to the extent set forth on Schedule B hereto (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iv), the Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means (I) Shareholder and Shareholder’s spouse, individually, (II) any descendant, niece or nephew of Shareholder or Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

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5.

Representations of the Shareholder. The Shareholder represents and warrants as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to the Shareholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); (d) the Shareholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of the Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by the Shareholder and over which the Shareholder, directly or indirectly, has sole voting and dispositive authority; (e) the Shareholder beneficially owns the Shareholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on the Shareholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); and (f) the Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of the Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.

Publicity. The Shareholder hereby authorizes HTLF to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, the Shareholder’s identity and ownership of the Shareholder’s Shares and the nature of the Shareholder’s obligations under this Agreement; provided that, prior to any such announcement or disclosure, as well as any other disclosure that references the Shareholder (individually or as part of a group), HTLF shall use commercially reasonable efforts to provide the Shareholder with the opportunity to review and comment on any references to the Shareholder generally in such announcement or disclosure and consider such comments in good faith. The Shareholder agrees to notify HTLF as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.

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7.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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11.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles (except that matters relating to the corporate laws of the State of Missouri shall be governed by such laws). Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

12.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Shareholder, to his address set forth on the signature pages hereto, and if to HTLF, to the following addresses:

Heartland Financial USA, Inc.

1800 Larimer Street, Suite 1800

Denver, Colorado 80202

Attention:    Jay L. Kim

Email:      jkim@htlf.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:   Jacob A. Kling

       Steven R. Green

E-mail:    JAKling@wlrk.com

          SRGreen@wlrk.com

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13.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

14.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in the Shareholder’s capacity as a shareholder of UMB, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of UMB, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as a director or officer and not as a shareholder.

17.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

HEARTLAND FINANCIAL USA, INC.

By:
Name: Bruce K. Lee
Title: President & Chief Executive Officer

SHAREHOLDER:

By:
Name: J. Mariner Kemper

Address for Notices: 1010 Grand Blvd. Kansas City, MO 64106

[Support Agreement Signature Page]

SCHEDULE A

Existing Share Information

Name of Record Holder	Existing Shares
J. Mariner Kemper	231,271
Custodial Accounts in the Names of the Shareholder’s Children[1]	2,000
ESOP	2,281
William T. Kemper Charitable Trust	47,422
R. Crosby Kemper Jr. Marital Trust	1,738,604
Alexander Kemper 2019 GST Exempt Irr Trust	2,357
Pioneer Service Corporation	395,989
Kemper Realty	290,397
Mary S. Hunt Trust	12,422
Mariner Kemper Vested Stock Options	27,964

[1]

1,000 shares are owned by Mr. Kemper’s son, and 1,000 shares are owned by Mr. Kemper’s daughter, and are managed in custodial accounts in their names. Mr. Kemper is the custodian of these accounts and retains voting and dispositional power over these shares.

SCHEDULE B

Permitted Transfers

1.

Transfers under the existing stock sale plan in existence on the date of this Agreement adopted in accordance with Rule 10b5-1(c) (Rule 10b5-1) under the Securities Exchange Act of 1934 for the sale of shares of the Common Stock.

2.	Sales to satisfy any Tax liability incurred by the Shareholder in respect of vesting, exercise or settlement of UMB Equity Awards held by Shareholder.

EXHIBIT F

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HEARTLAND FINANCIAL USA, INC.

FIRST: The name of the corporation is Heartland Financial USA, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is United Agent Group Inc., Brandywine Plaza, 1521 Concord Pike, Suite 201, Wilmington, County of New Castle, Delaware 19803. The name of its registered agent at such address is United Agent Group Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2)(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE EIGHTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE EIGHTH shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(4) The rights and authority conferred in this ARTICLE EIGHTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this ARTICLE EIGHTH, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

NINTH: Except as provided in ARTICLE EIGHTH above, the Corporation reserves the right to amend this Amended and Restated Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

Exhibit 5.1

April 28, 2024

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

Ladies and Gentlemen:

We have acted as special local counsel to UMB Financial Corporation, a Missouri corporation (the “Company”), in connection with the offering and sale by the Company of shares (the “Shares”) of common stock of the Company, par value $1.00 per share (the “Common Stock”), having an aggregate offering price to the public of up to $241,500,000, pursuant to the Company’s automatic shelf registration statement on Form S-3 (File No. 333-266941) filed on August 17, 2022 (the “Registration Statement”), a base prospectus dated August 17, 2022 and related prospectus supplement dated April 28, 2024 (the “Prospectus Supplement”), that certain underwriting agreement dated April 28, 2024 (the “Underwriting Agreement”), by and among the Company, the Underwriter, the Forward Seller and the Forward Purchaser named therein, the forward confirmation, entered into on April 28, 2024, between the Company and the Dealer named therein (the “Forward Confirmation”) and any additional forward confirmation entered into between the Company and the Dealer named therein in connection with the exercise by the Underwriter of its option to purchase additional Shares pursuant to the Underwriting Agreement (the “Additional Forward Confirmation” and, together with the Forward Confirmation, the “Forward Sale Agreement”).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinion expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate, and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based on the foregoing, and subject to the additional assumptions and qualifications below, we advise you that, in our opinion:

1.

When the Securities (as defined in the Underwriting Agreement) have been issued, sold and/or delivered by the Company or the Forward Seller pursuant to the terms of the Underwriting Agreement against payment of the consideration set forth in the Underwriting Agreement, such Shares will be validly issued, fully paid and non-assessable; and

2.

When the Confirmation Securities (as defined in the Underwriting Agreement) have been issued, sold and/or delivered by the Company pursuant to the terms of the Forward Sale Agreement against payment of the consideration set forth in the Forward Sale Agreement, such Shares will be validly issued, fully paid and non-assessable.

In rendering the above opinion, we have assumed that: (a) the Shares will not be issued or transferred in violation of any restrictions or limitations contained in the Company’s Restated Articles of Incorporation, as amended (the “Articles”), (b) upon the issuance of such Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of share of Common Stock that the Company is then authorized to issue under the Articles, and (c) the terms of certain sales of the Shares pursuant to the Underwriting Agreement or the Forward Sale Agreement, as the case may be, will be authorized and approved by the Board of Directors of the Company or a committee thereof established by the Board of Directors of the Company with the authority to issue and sell the Shares pursuant to the Underwriting Agreement or the Forward Sale Agreement in accordance with the General and Business Corporation Law of Missouri, the Articles, the Bylaws (as amended) of the Company and the resolutions of the Board of Directors of the Company.

We are members of the Bar of the State of Missouri and the foregoing opinion is limited to the laws of the State of Missouri.

We hereby consent to the filing of this opinion as an exhibit to a current report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Registration Statement and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus Supplement, which is part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ Sandberg Phoenix & von Gontard P.C.

Exhibit 10.1

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of April 28, 2024, is entered into by and between UMB Financial Corporation, a Missouri corporation (“UMB”), and the undersigned shareholder (the “Shareholder”) of Heartland Financial USA, Inc., a Delaware corporation (“HTLF”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and among UMB, HTLF, and Blue Sky Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of UMB (“Merger Sub”), (i) Merger Sub will be merged with and into HTLF (the “Merger”), with HTLF as the surviving corporation (sometimes referred to in such capacity as the “Surviving Entity”) and (ii) immediately following the Merger and as part of a single, integrated transaction, UMB shall cause the Surviving Entity to be merged with and into UMB (the “Second Step Merger,” and, together with the Merger, the “Mergers”), with UMB as the surviving corporation in the Second Step Merger;

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $1.00 per share, of HTLF (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of HTLF has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are in the best interests of HTLF and HTLF’s stockholders, and declared that the Merger Agreement is advisable, and (ii) approved the execution, delivery and performance by HTLF of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers; and

WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Mergers, and has determined that it is in his best interests to enter into this Agreement to provide for his support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for UMB to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms or (b) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.

Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of HTLF’s stockholders, however called, and in connection with any written consent of HTLF’s stockholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of the Shareholder’s Existing Shares and all other shares of Common Stock or voting securities over which the Shareholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any HTLF Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the adoption of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of HTLF’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the HTLF Charter or HTLF Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of HTLF contained in the Merger Agreement, or of the Shareholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Mergers. The Shareholder agrees to exercise all voting or other determination rights the Shareholder has in any trust or other legal entity to carry out the intent and purposes of the Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, the Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of HTLF at the request of the HTLF Board of Directors in connection with election of directors or other routine matters at any annual or special meeting of the HTLF stockholders. The Shareholder represents, covenants and agrees that he has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer. With respect to any shares of Common Stock over which the Shareholder has shared voting power, the Shareholder shall exercise his individual voting power over such shares, to the extent within his control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

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4.

Transfer Restrictions Prior to the Merger. The Shareholder hereby agrees that the Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) adoption of the Merger Agreement by the stockholders of HTLF by the Requisite HTLF Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom UMB has consented with respect to a Transfer by the Shareholder in advance in writing, (iii) to (A) any Family Member (as defined below) of the Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable Laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to UMB agreeing to be bound by and comply with the provisions of this Agreement) to UMB, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee and (iv) to the extent set forth on Schedule B hereto (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iv), the Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means (I) Shareholder and Shareholder’s spouse, individually, (II) any descendant, niece or nephew of Shareholder or Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

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5.

Representations of the Shareholder. The Shareholder represents and warrants as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) the Shareholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of the Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by the Shareholder and over which the Shareholder, directly or indirectly, has sole voting and dispositive authority; (e) the Shareholder beneficially owns the Shareholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws); and (f) the Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of the Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.

Publicity. The Shareholder hereby authorizes UMB to publish and disclose in any announcement or disclosure in connection with the Mergers, including in the S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Mergers, the Shareholder’s identity and ownership of the Shareholder’s Shares and the nature of the Shareholder’s obligations under this Agreement; provided that, prior to any such announcement or disclosure, as well as any other disclosure that references the Shareholder (individually or as part of a group), UMB shall use commercially reasonable efforts to provide the Shareholder with the opportunity to review and comment on any references to the Shareholder generally in such announcement or disclosure and consider such comments in good faith. The Shareholder agrees to notify UMB as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.

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7.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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11.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

12.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to the Shareholder, to his address set forth on the signature pages hereto, and if to UMB, to the following addresses:

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, MO 64106

Attention:    Amy Harris

E-mail:     Amy.Harris@umb.com

      legalnotices@umb.com

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:   Randall D. Guynn

        Lee Hochbaum

E-mail:     randall.guynn@davispolk.com

     lee.hochbaum@davispolk.com

13.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

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14.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in the Shareholder’s capacity as a shareholder of HTLF, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of HTLF, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as a director or officer and not as a shareholder.

17.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

UMB FINANCIAL CORPORATION

By:	/s/ J. Mariner Kemper
Name: J. Mariner Kemper
Title: Chairman of the Board & Chief Executive Officer

SHAREHOLDER:

/s/ Bruce K. Lee
Name: Bruce K. Lee

Address for Notices:

1800 Larimer Street, Suite 1800
Denver, Colorado 80202

[Support Agreement Signature Page]

SCHEDULE A

Existing Share Information

Name of Record Holder	Existing Shares
Bruce K. Lee	85,905

SCHEDULE B

Permitted Transfers

1.	Sales to satisfy any Tax liability incurred by the Shareholder in respect of vesting, exercise or settlement of HTLF Equity Awards held by Shareholder.

Exhibit 10.2

Forward Confirmation

Date:	April 28, 2024

To:	UMB Financial Corporation

From:	Bank of America, N.A.

Ladies and Gentlemen:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Bank of America, N.A. (“Dealer”) and UMB Financial Corporation (the “Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA 2002 Master Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

1. This Confirmation evidences a complete and binding agreement between Dealer and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the ISDA 2002 Master Agreement (the “Agreement”) as if Dealer and Counterparty had executed an agreement in such form (without any Schedule but (i) with the elections set forth in this Confirmation and (ii) with the election that the “Cross Default” provisions of Section 5(a)(vi) of the Agreement will apply to Dealer as if (a) the phrase “, or becoming capable at such time of being declared,” were deleted from Section 5(a)(vi)(1) of the Agreement; (b) the “Threshold Amount” with respect to Dealer were three percent of the shareholders’ equity of Bank of America Corporation; (c) the following language were added to the end of Section 5(a)(vi) of the Agreement: “Notwithstanding the foregoing, a default under subsection (2) hereof shall not constitute an Event of Default if (x) the default was caused solely by error or omission of an administrative or operational nature; (y) funds were available to enable the party to make the payment when due; and (z) the payment is made within two Local Business Days of such party’s receipt of written notice of its failure to pay.”; and (d) the term “Specified Indebtedness” had the meaning specified in Section 14 of the Agreement, except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business). In the event of any inconsistency between provisions of the Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that, other than the Transaction to which this Confirmation relates, no Transaction shall be governed by the Agreement. For purposes of the Equity Definitions, the Transaction is a Share Forward Transaction.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	April 29, 2024

Effective Date:	May 1, 2024, or such later date on which the conditions set forth in Paragraph 7(a) below have been satisfied.

Seller:	Counterparty

Buyer:	Dealer

Shares:	The common stock of Counterparty, par value USD 1.00 per share (Ticker Symbol: “UMBF”)

Number of Shares:	Initially, 2,800,000 Shares (the “Initial Number of Shares”), subject to reduction (i) as provided in Paragraph 7 below and (ii) on each Settlement Date, by the number of Settlement Shares settled on such date.

Initial Forward Price:	USD 72.00 per Share

Forward Price:	(a) On the Effective Date, the Initial Forward Price; and

(b)   on each calendar day thereafter, (i) the Forward Price as of the immediately preceding calendar day multiplied by (ii) the sum of 1 and the Daily Rate for such day; provided that, on each Forward Price Reduction Date, the Forward Price in effect on such date shall be the Forward Price otherwise in effect on such date, minus the Forward Price Reduction Amount for such Forward Price Reduction Date.

Notwithstanding the foregoing, to the extent Counterparty delivers Shares hereunder on or after a Forward Price Reduction Date and at or before the record date for an ordinary cash dividend with an ex-dividend date corresponding to such Forward Price Reduction Date, the Calculation Agent shall adjust the Forward Price to the extent it determines that such an adjustment is appropriate and necessary to preserve the economic intent of the parties by offsetting the economic effect of the Dealer having received the benefit of both (i) the Forward Price Reduction Amount and (ii) the ordinary cash dividend with an ex-dividend date corresponding to such Forward Price Reduction Amount (taking into account Dealer’s commercially reasonable hedge positions in respect of the Transaction).

Daily Rate:	For any day, (i)(A) the Overnight Bank Rate for such day, minus (B) the Spread, divided by (ii) 365.

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Overnight Bank Rate:	For any day, the rate set forth for such day opposite the caption “Overnight bank funding rate,” as such rate is displayed on Bloomberg Screen “OBFR01 <Index> <GO>”, or any successor page; provided that, if no rate appears for a particular day on such page, the rate for the immediately preceding day for which a rate does so appear shall be used for such day.

Spread:	75 basis points

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Forward Price Reduction Dates:	As set forth on Schedule I

Forward Price Reduction Amounts:	For each Forward Price Reduction Date, the Forward Price Reduction Amount set forth opposite such date on Schedule I

Exchange:	The NASDAQ Global Select Market

Related Exchange(s):	All Exchanges

Clearance System:	The Depository Trust Company

Securities Act:	Securities Act of 1933, as amended

Exchange Act:	Securities Exchange Act of 1934, as amended

Market Disruption Event:	Section 6.3(a) of the Equity Definitions is hereby amended by replacing the first sentence in its entirety with the following: “‘Market Disruption Event’ means in respect of a Share or an Index, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, (iii) an Early Closure or (iv) a Regulatory Disruption, in each case that the Calculation Agent reasonably determines is material”.

Early Closure:	Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Regulatory Disruption:	Any event that Dealer, based on the advice of counsel, reasonably determines makes it advisable with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures that generally apply to transactions of a nature and kind similar to the Transaction and have been adopted in good faith by Dealer (whether or not such policies or procedures are imposed by law or have been voluntarily adopted by Dealer) for Dealer to refrain from or decrease any market activity in connection with the Transaction.

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Settlement:

Settlement Currency:	USD (all amounts shall be converted to the Settlement Currency in good faith and in a commercially reasonable manner by the Calculation Agent)

Settlement Date:	Any Scheduled Trading Day following the Effective Date and up to and including the Final Date that is either:

(a)   designated by Counterparty as a “Settlement Date” by a written notice (a “Settlement Notice”) that satisfies the Settlement Notice Requirements, if applicable, and is delivered to Dealer no less than (i) two Scheduled Trading Days prior to such Settlement Date, which may be the Final Date, if Physical Settlement applies, and (ii) 60 Scheduled Trading Days prior to such Settlement Date, which may be the Final Date, if Cash Settlement or Net Share Settlement applies; provided that, if Dealer shall fully unwind its commercially reasonable hedge with respect to the portion of the Number of Shares to be settled during an Unwind Period by a date that is more than two Scheduled Trading Days prior to a Settlement Date specified above, Dealer may, by written notice to Counterparty, no fewer than two Scheduled Trading Days prior thereto, specify any Scheduled Trading Day prior to such original Settlement Date as the Settlement Date; or

(b) designated by Dealer as a Settlement Date pursuant to Paragraph 7(g) below;

provided that the Final Date will be a Settlement Date if on such date the Number of Shares for which a Settlement Date has not already been designated is greater than zero, and provided, further, that, following the occurrence of at least five consecutive Disrupted Days during an Unwind Period and while such Disrupted Days are continuing, Dealer may designate any subsequent Scheduled Trading Day as the Settlement Date with respect to the portion of the Settlement Shares, if any, for which Dealer has determined an Unwind VWAP Price during such Unwind Period, it being understood that the Unwind Period with respect to the remainder of such Settlement Shares shall recommence on the next succeeding Exchange Business Day that is not a Disrupted Day in whole.

Final Date:	October 30, 2025 (or if such day is not a Scheduled Trading Day, the next following Scheduled Trading Day)

Settlement Shares:

(a)   With respect to any Settlement Date other than the Final Date, the number of Shares designated as such by Counterparty in the relevant Settlement Notice or designated by Dealer pursuant to Paragraph 7(g) below, as applicable; provided that the Settlement Shares so designated shall, in the case of

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a designation by Counterparty, (i) not exceed the Number of Shares at that time and (ii) be at least equal to the lesser of 100,000 and the Number of Shares at that time, in each case with the Number of Shares determined taking into account pending Settlement Shares; and

(b) with respect to the Settlement Date on the Final Date, a number of Shares equal to the Number of Shares at that time;

in each case with the Number of Shares determined taking into account pending Settlement Shares.

Settlement Method Election:	Physical Settlement, Cash Settlement, or Net Share Settlement, at the election of Counterparty as set forth in a Settlement Notice that satisfies the Settlement Notice Requirements, if applicable; provided that Physical Settlement shall apply (i) if no Settlement Method is validly selected, (ii) with respect to any Settlement Shares in respect of which Dealer is unable, in good faith and in its commercially reasonable discretion, to unwind its commercially reasonable hedge by the end of the Unwind Period (taking into account the unwind of hedges related to each other forward or other equity derivative transaction (if any) entered into between Dealer and Counterparty (each, an “Additional Equity Derivative Transaction”)) (A) in a manner that, in the reasonable discretion of Dealer, based on advice of counsel, is consistent with the requirements for qualifying for the safe harbor provided by Rule 10b-18 under the Exchange Act (“Rule 10b-18”) or (B) in its commercially reasonable judgment, due to the occurrence of five or more Disrupted Days or to the lack of sufficient liquidity in the Shares on any Exchange Business Day during the Unwind Period, (iii) to any Termination Settlement Date (as defined in Paragraph 7(g) below) and (iv) if the Final Date is a Settlement Date other than as the result of a valid Settlement Notice in respect of such Settlement Date; provided, further, that, if Physical Settlement applies under clause (ii) immediately above, Dealer shall provide written notice to Counterparty at least two Scheduled Trading Days prior to the applicable Settlement Date.

Settlement Notice Requirements:	Notwithstanding any other provision hereof, a Settlement Notice delivered by Counterparty that specifies Cash Settlement or Net Share Settlement will not be effective to establish a Settlement Date or require Cash Settlement or Net Share Settlement unless Counterparty delivers to Dealer with such Settlement Notice a representation, dated as of the date of such Settlement Notice and signed by Counterparty, containing (x) the representations set forth in clause (i) under the heading “Additional Representations and Agreements of Counterparty” in Paragraph 7(e) below and (y) a representation from Counterparty that neither Counterparty nor any of its subsidiaries has applied, and shall not until after the first date on which no portion of the Transaction remains outstanding following any final exercise and settlement, cancellation or early

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termination of the Transaction, apply, for a loan, loan guarantee, direct loan (as that term is defined in the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”)) or other investment, or receive any financial assistance or relief under any program or facility (collectively “Financial Assistance”) that (I) is established under applicable law (whether in existence as of the Trade Date or subsequently enacted, adopted or amended), including without limitation the CARES Act and the Federal Reserve Act, as amended, and (II) (X) requires under applicable law (or any regulation, guidance, interpretation or other pronouncement of a governmental authority with jurisdiction for such program or facility) as a condition of such Financial Assistance, that Counterparty comply with any requirement not to, or otherwise agree, attest, certify or warrant that it has not, as of the date specified in such condition, repurchased, or will not repurchase, any equity security of Issuer, and that it has not, as of the date specified in the condition, made a capital distribution or will make a capital distribution, or (Y) where the terms of such election in respect of the Transaction would cause Counterparty under any circumstance to fail to satisfy any condition for application for or receipt or retention of the Financial Assistance (collectively “Restricted Financial Assistance”), other than any such applications for Restricted Financial Assistance that were (or would be) made (x) determined based on the advice of outside counsel of national standing that the terms of the Transaction would not cause Counterparty to fail to satisfy any condition for application for or receipt or retention of such Financial Assistance based on the terms of the program or facility as of the date of such advice or (y) after delivery to Dealer evidence or other guidance from a governmental authority with jurisdiction for such program or facility that such election in respect of the Transaction is permitted under such program or facility (either by specific reference to the Transaction or by general reference to transactions with the attributes of the Transaction in all relevant respects).

Physical Settlement:	If Physical Settlement is applicable, then Counterparty shall deliver to Dealer through the Clearance System a number of Shares equal to the Settlement Shares for such Settlement Date, and Dealer shall pay to Counterparty, by wire transfer of immediately available funds to an account designated by Counterparty, an amount equal to the Physical Settlement Amount for such Settlement Date, on a delivery versus payment basis. If, on any Settlement Date, the Shares to be delivered by Counterparty to Dealer hereunder are not so delivered (the “Deferred Shares”), and a Forward Price Reduction Date occurs during the period from, and including, such Settlement Date to, but excluding, the date such Shares are actually delivered to Dealer, then the portion of the Physical Settlement Amount payable by Dealer to Counterparty in respect of the Deferred Shares shall be reduced by an amount equal to the Forward Price Reduction Amount for such Forward Price Reduction Date, multiplied by the number of Deferred Shares (for the avoidance of doubt, subject to the last paragraph of the definition of Forward Price).

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Physical Settlement Amount:	For any Settlement Date for which Physical Settlement is applicable, an amount in cash equal to the product of (a) the Forward Price in effect on the relevant Settlement Date multiplied by (b) the Settlement Shares for such Settlement Date.

Cash Settlement:	On any Settlement Date in respect of which Cash Settlement applies, if the Cash Settlement Amount is a positive number, Dealer will pay the Cash Settlement Amount to Counterparty. If the Cash Settlement Amount is a negative number, Counterparty will pay the absolute value of the Cash Settlement Amount to Dealer. Such amounts shall be paid on such Settlement Date by wire transfer of immediately available funds.

Cash Settlement Amount:	For any Settlement Date in respect of which Cash Settlement applies, an amount determined by the Calculation Agent equal to:

(a)   (i)(A) the average of the Forward Prices over the period beginning on, and including, the date that is one Settlement Cycle following the first day of the applicable Unwind Period and ending on, and including, such Settlement Date (calculated assuming no reduction to the Forward Price for any Forward Price Reduction Date that occurs during such Unwind Period, which is accounted for in clause (b) below), minus a commercially reasonable commission related to Dealer’s purchase of Shares in connection with the unwind of its commercially reasonable hedge position, to repurchase each Settlement Share, not to exceed USD 0.02, minus (B) the average of the 10b-18 VWAPs on each Exchange Business Day during such Unwind Period (the “Unwind VWAP Price”), multiplied by (ii) the Settlement Shares for such Settlement Date; minus

(b)   the product of (i) the Forward Price Reduction Amount for any Forward Price Reduction Date that occurs during such Unwind Period and (ii) the number of Settlement Shares for such Settlement Date with respect to which Dealer has not unwound its hedge (assuming Dealer has a commercially reasonable hedge position and unwinds its hedge position in a commercially reasonable manner), including the settlement of such unwinds, as of such Forward Price Reduction Date.

Net Share Settlement:	On any Settlement Date in respect of which Net Share Settlement applies, if the Cash Settlement Amount is a (i) positive number, Dealer shall deliver a number of Shares to Counterparty equal to the Net Share Settlement Shares, or (ii) negative number, Counterparty shall deliver a number of Shares to Dealer equal to the Net Share Settlement Shares; provided that, if Dealer determines in its reasonable judgment that it would be required to deliver Net Share Settlement Shares to Counterparty, Dealer may elect to deliver a portion of such Net Share Settlement Shares on one or more dates prior to the applicable Settlement Date.

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Net Share Settlement Shares:	With respect to a Settlement Date, the absolute value of the Cash Settlement Amount divided by the Unwind VWAP Price, with the number of Shares rounded up in the event such calculation results in a fractional number.

10b-18 VWAP:	For any Exchange Business Day, the 10b-18 Volume Weighted Average Price per Share as reported in the composite transactions for United States exchanges and quotation systems for the regular trading session (including any extensions thereof) of the Exchange on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page “UMBF <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such Exchange Business Day for any reason or is, in the Calculation Agent’s reasonable determination, erroneous, such 10b-18 VWAP shall be as reasonably determined by the Calculation Agent. For purposes of calculating the 10b-18 VWAP for such Exchange Business Day, the Calculation Agent will use reasonable efforts to include only those trades that are reported during the period of time during which Counterparty could purchase its own shares under Rule 10b-18(b)(2) and are effected pursuant to the conditions of Rule 10b-18(b)(3), each under the Exchange Act (such trades, “Rule 10b-18 eligible transactions”).

Cash Settlement Valuation Disruption:	The Calculation Agent shall determine for any Disrupted Day during an Unwind Period whether (i) such Disrupted Day is a Disrupted Day in full, in which case the 10b-18 VWAP for such Disrupted Day shall not be included in the calculation of the Cash Settlement Amount, or (ii) such Disrupted Day is a Disrupted Day only in part, in which case the 10b-18 VWAP for such Disrupted Day shall be determined by the Calculation Agent based on Rule 10b-18 eligible transactions in the Shares on such Disrupted Day, taking into account the nature and duration of the relevant Market Disruption Event, and the weightings of the 10b-18 VWAP and the Forward Prices for each day during an Unwind Period shall be adjusted in a commercially reasonable manner by the Calculation Agent for purposes of determining the Cash Settlement Amount to account for the occurrence of such partially Disrupted Day, with such adjustments based on the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares.

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Unwind Period:	The period from and including the first Exchange Business Day following the date Counterparty validly elects Cash Settlement or Net Share Settlement in respect of a Settlement Date through the second Scheduled Trading Day preceding such Settlement Date, subject to Paragraph 7(g) below. Dealer shall notify Counterparty of the expected last date of the Unwind Period (which expectation shall not be binding upon Dealer) promptly following Dealer’s receipt of a Settlement Notice specifying Cash Settlement or Net Share Settlement.

Failure to Deliver:	Not Applicable.

Share Cap:	Notwithstanding any other provision of this Confirmation, in no event will Counterparty be required to deliver to Dealer on any Settlement Date, whether pursuant to Physical Settlement, Net Share Settlement or any Private Placement Settlement, a number of Shares in excess of (i) two times the Initial Number of Shares, subject to adjustment from time to time in accordance with the provisions of this Confirmation or the Equity Definitions, minus (ii) the aggregate number of Shares delivered by Counterparty to Dealer hereunder prior to such Settlement Date.

Adjustments:

Method of Adjustment:	Calculation Agent Adjustment. Section 11.2(e) of the Equity Definitions is hereby amended by deleting clauses (iii) and (v) thereof. For the avoidance of doubt, the declaration or payment of a cash dividend will not constitute a Potential Adjustment Event.

Additional Adjustment:	If the actual cost to Dealer (or an affiliate of Dealer), over any 10 consecutive Scheduled Trading Day period, of borrowing a number of Shares equal to the Number of Shares to hedge in a commercially reasonable manner its exposure to the Transaction exceeds a weighted average rate equal to 25 basis points per annum, the Calculation Agent shall reduce the Forward Price to compensate Dealer for the amount by which such cost exceeded a weighted average rate equal to 25 basis points per annum during such period. The Calculation Agent shall notify Counterparty prior to making any such adjustment to the Forward Price.

Extraordinary Events:	In lieu of the applicable provisions contained in Article 12 of the Equity Definitions, the consequences of any Extraordinary Event (including, for the avoidance of doubt, any Merger Event, Tender Offer, Nationalization, Insolvency, Delisting, or Change in Law) shall be as specified below in Paragraphs 7(f) and 7(g) below, respectively. Notwithstanding anything to the contrary herein or in the Equity Definitions, no Additional Disruption Event will be applicable except to the extent expressly referenced in Paragraph 7(f)(iv) below. The definition of “Tender Offer” in Section 12.1(d) of the Equity Definitions is hereby amended by replacing “10%” with “15%.”

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Non-Reliance:	Applicable

Agreements and Acknowledgments:

Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Transfer:	Notwithstanding anything to the contrary herein or in the Agreement, Dealer may assign, transfer and set over all rights, title and interest, obligations, powers, privileges and remedies of Dealer under the Transaction, in whole or in part, to (A) an affiliate of Dealer, whose obligations hereunder are fully and unconditionally guaranteed by Dealer or its ultimate parent entity, or (B) any other affiliate of Dealer or its ultimate parent entity with a long-term issuer rating equal to or better than the credit rating of Dealer or its ultimate parent entity at the time of transfer without the consent of Counterparty; provided that, (i) at the time of such assignment, transfer or set over, Counterparty would not, as a result of such assignment, transfer or set over, reasonably be expected at any time (A) to be required to pay (including a payment in kind) to Dealer or such assignee, transferee or other recipient of rights, title and interest, obligations, powers, privileges and remedies an amount in respect of an Indemnifiable Tax greater than the amount Counterparty would have been required to pay to Dealer in the absence of such assignment, transfer or set over, or (B) to receive a payment (including a payment in kind) after such assignment, transfer or set over that is less than the amount Counterparty would have received from Dealer in the absence of such assignment, transfer or set over, (ii) prior to such assignment or transfer, Dealer shall have caused the assignee, transferee or other recipient of rights, title and interest, obligations, powers, privileges and remedies to make such Payee Tax Representations and to provide such tax documentation as may be reasonably requested by Counterparty to permit Counterparty to determine that the assignment, transfer or set over complies with the requirements of clause (i) in this Paragraph, (iii) such assignment, transfer or set over will not cause a deemed exchange for Counterparty of the Transaction under Section 1001 of the Code (as defined below) and (iv) at all times, Dealer or any assignee, transferee or other recipient of rights, title and interest, obligations, powers, privileges and remedies shall be eligible to provide a U.S. Internal Revenue Service Form W-9 or W-8ECI, or any successor thereto, with respect to any payments or deliveries under the Agreement.

Hedging Party:	For all applicable Extraordinary Events, Dealer.

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3. Calculation Agent:	Dealer whose judgments, determinations and calculations shall be made in good faith and in a commercially reasonable manner; provided that, following the occurrence and during the continuance of an Event of Default of the type described in Section 5(a)(vii) of the Agreement with respect to which Dealer is the sole Defaulting Party, if the Calculation Agent fails to timely make any calculation, adjustment or determination required to be made by the Calculation Agent hereunder or to perform any obligation of the Calculation Agent hereunder and such failure continues for five Exchange Business Days following notice to the Calculation Agent by Counterparty of such failure, Counterparty shall have the right to designate a nationally recognized third-party dealer in over-the-counter corporate equity derivatives to act, during the period commencing on the date such Event of Default occurred and ending on the Early Termination Date with respect to such Event of Default, as the Calculation Agent. Following any determination, adjustment or calculation by the Calculation Agent hereunder, upon a written request by Counterparty, the Calculation Agent shall promptly (but in any event within five Scheduled Trading Days) provide to Counterparty by email to the email address provided by Counterparty in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination, adjustment or calculation (including any assumptions used in making such determination, adjustment or calculation), it being understood that the Calculation Agent shall not be obligated to disclose any proprietary or confidential models or other proprietary or confidential information used by it for such determination, adjustment or calculation.

4. Account Details:

(a) Account for delivery of Shares to Dealer:	To be furnished

(b) Account for delivery of Shares to Counterparty:	To be furnished

(c) Account for payments to Counterparty:	To be advised under separate cover or telephone confirmed prior to each Settlement Date

(d) Account for payments to Dealer:	To be advised under separate cover or telephone confirmed prior to each Settlement Date

5. Offices:

The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party

The Office of Dealer for the Transaction is: New York

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6. Notices: For purposes of this Confirmation:

(a) Address for notices or communications to Counterparty:

UMB Financial Corporation

1010 Grand Blvd

Kansas City, MO 64106

Attention: Corporate Legal Department

Email: legalnotices@umb.com

(b) Address for notices or communications to Dealer:

Bank of America, N.A.

Bank of America Tower at One Bryant Park

New York, New York 10036

Attention: Strategic Equity Solutions Group

Email: dg.issuer_derivatives_notices@bofa.com

7. Other Provisions:

(a) Conditions to Effectiveness. The effectiveness of this Confirmation on the Effective Date shall be subject to the satisfaction or waiver by Dealer of the following conditions: (i) the condition that the representations and warranties of Counterparty contained in the Underwriting Agreement dated April 28, 2024 between Counterparty, Dealer and the other parties thereto (the “Underwriting Agreement”) and any certificate delivered pursuant thereto by Counterparty are true and correct on such date as if made as of such date, (ii) the condition that Counterparty has performed all of the obligations required to be performed by it under the Underwriting Agreement on or prior to such date, (iii) all of the applicable conditions set forth in Section 5 of the Underwriting Agreement and (iv) the condition, as determined by Dealer, that neither of the following has occurred: (A) Dealer or its affiliate is unable through commercially reasonable efforts to borrow and deliver for sale a number of Shares equal to the Initial Number of Shares in connection with establishing its hedge position or (B) in Dealer’s commercially reasonable judgment either it is impracticable to do so or Dealer or its affiliate would incur a stock loan cost of more than a rate equal to 200 basis points per annum to do so (in either of which events this Confirmation shall be effective but the Number of Shares for the Transaction shall be the number of Shares Dealer (or its affiliate) is required to deliver in accordance with the Underwriting Agreement).

(b) Underwriting Agreement Representations, Warranties and Covenants. On the Trade Date and on each date on which Dealer or its affiliates makes a sale pursuant to a prospectus in connection with a hedge of the Transaction, Counterparty repeats and reaffirms as of such date all of the representations and warranties contained in the Underwriting Agreement. Counterparty hereby agrees to comply with its covenants contained in the Underwriting Agreement as if such covenants were made in favor of Dealer.

(c) Interpretive Letter. Counterparty agrees and acknowledges that the Transaction is being entered into in accordance with the October 9, 2003 interpretive letter from the staff of the Securities and Exchange Commission to Goldman, Sachs & Co. (the “Interpretive Letter”) and agrees to take all actions, and to omit to take any actions, reasonably requested by Dealer for the Transaction to comply with the Interpretive Letter. Without limiting the foregoing, Counterparty agrees that neither it nor any “affiliated purchaser” (as defined in Regulation M (“Regulation M”)

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under the Exchange Act) will, directly or indirectly, bid for, purchase or attempt to induce any person to bid for or purchase, the Shares or securities that are convertible into, or exchangeable or exercisable for, Shares during any “restricted period” as such term is defined in Regulation M. In addition, Counterparty represents that it is eligible to conduct a primary offering of Shares on Form S-3, the offering contemplated by the Underwriting Agreement complies with Rule 415 under the Securities Act, and the Shares are “actively traded” as defined in Rule 101(c)(1) of Regulation M.

(d) Agreements and Acknowledgments Regarding Shares.

(i) Counterparty agrees and acknowledges that, in respect of any Shares delivered to Dealer hereunder, such Shares shall be newly issued (unless mutually agreed otherwise by the parties) and, upon such delivery, duly and validly authorized, issued and outstanding, fully paid and nonassessable, free of any lien, charge, claim or other encumbrance and not subject to any preemptive or similar rights and shall, upon such issuance, be accepted for listing or quotation on the Exchange.

(ii) Counterparty agrees and acknowledges that Dealer (or an affiliate of Dealer) will hedge its exposure to the Transaction by selling Shares borrowed from third party securities lenders or other Shares pursuant to a registration statement, and that, pursuant to the terms of the Interpretive Letter, the Shares up to the Initial Number of Shares delivered, pledged or loaned by Counterparty to Dealer (or an affiliate of Dealer) in connection with the Transaction may be used by Dealer (or an affiliate of Dealer) to return to securities lenders without further registration or other restrictions under the Securities Act, in the hands of those securities lenders, irrespective of whether such securities loan is effected by Dealer or an affiliate of Dealer. Accordingly, subject to Paragraph 7(h) below, Counterparty agrees that the Shares that it delivers to Dealer (or an affiliate of Dealer) pursuant to this Confirmation on or prior to the final Settlement Date will not bear a restrictive legend and that such Shares will be deposited in, and the delivery thereof shall be effected through the facilities of, the Clearance System.

(iii) Counterparty agrees and acknowledges that it has reserved and will keep available at all times, free from preemptive or similar rights and free from any lien, charge, claim or other encumbrance, authorized but unissued Shares at least equal to the Share Cap, solely for the purpose of settlement under the Transaction.

(iv) Unless the provisions set forth below under “Private Placement Procedures” are applicable, Dealer agrees to use any Shares delivered by Counterparty hereunder on any Settlement Date to return to securities lenders to close out open securities loans created by Dealer or an affiliate of Dealer in the course of Dealer’s or such affiliate’s hedging activities related to Dealer’s exposure under the Transaction.

(v) In connection with bids and purchases of Shares in connection with any Cash Settlement or Net Share Settlement of the Transaction, Dealer shall use its good faith efforts to conduct its activities, or cause its affiliates to conduct their activities, in a manner consistent with the requirements of the safe harbor provided by Rule 10b-18, as if such provisions were applicable to such purchases and any analogous purchases under any Additional Equity Derivative Transaction, taking into account any applicable Securities and Exchange Commission no action letters, as appropriate, and subject to any delays between the execution and reporting of a trade of the Shares on the Exchange and other circumstances beyond Dealer’s control; provided that without limiting the generality of

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this paragraph (v), Dealer shall not be responsible for any failure to comply with Rule 10b-18(b)(3) under the Exchange Act to the extent any transaction that was executed (or deemed to be executed) by or on behalf of Counterparty or an “affiliated purchaser” (as defined under Rule 10b-18) pursuant to a separate agreement is not deemed to be an “independent bid” or an “independent transaction” for purposes of Rule 10b-18(b)(3) under the Exchange Act.

(e) Additional Representations and Agreements of Counterparty. Counterparty represents, warrants and agrees as follows:

(i) Counterparty represents to Dealer on the Trade Date and on any date that Counterparty notifies Dealer that Cash Settlement or Net Share Settlement applies to the Transaction, that (A) Counterparty is not aware of any material nonpublic information regarding Counterparty or the Shares, (B) each of its filings under the Securities Act, the Exchange Act or other applicable securities laws that are required to be filed have been filed and that, as of the date of this representation, when considered as a whole (with the more recent such filings deemed to amend inconsistent statements contained in any earlier such filings), there is no misstatement of material fact contained therein or omission of a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) Counterparty is not entering into this Confirmation nor making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of the Exchange Act. In addition to any other requirement set forth herein, Counterparty agrees not to designate, or to appropriately rescind or modify a prior designation of, any Settlement Date with respect to which Cash Settlement or Net Share Settlement applies if it is notified by Dealer that, in the reasonable determination of Dealer, based on advice of counsel, such settlement or Dealer’s related market activity in respect of such date would result in a violation of any applicable federal or state law or regulation, including the U.S. federal securities laws.

(ii) It is the intent of Dealer and Counterparty that following any election of Cash Settlement or Net Share Settlement by Counterparty, the purchase of Shares by Dealer during any Unwind Period shall comply with the requirements of Rule 10b5-l(c)(l)(i)(B) under the Exchange Act and that this Confirmation shall be interpreted to comply with the requirements of Rule 10b5-l(c) under the Exchange Act. Counterparty acknowledges that (i) during any Unwind Period Counterparty shall not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Shares by Dealer (or its agent or affiliate) in connection with this Confirmation and (ii) Counterparty is entering into the Agreement and this Confirmation in good faith and not as part of a plan or scheme to evade compliance with federal securities laws including, without limitation, Rule 10b-5 under the Exchange Act. In addition, Counterparty agrees to act in good faith with respect to this Confirmation and the Agreement.

(iii) Counterparty shall, at least one day prior to the first day of any Unwind Period, notify Dealer of the total number of Shares purchased in Rule 10b-18 purchases of blocks pursuant to the once-a-week block exception contained in Rule 10b-18(b)(4) by or for Counterparty or any of its affiliated purchasers during each of the four calendar weeks preceding the first day of the Unwind Period and during the calendar week in which the first day of the Unwind Period occurs (“Rule 10b-18 purchase”, “blocks” and “affiliated purchaser” each being used as defined in Rule 10b-18).

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(iv) During any Unwind Period, Counterparty shall (i) notify Dealer prior to the opening of trading in the Shares on any day on which Counterparty makes, or reasonably expects in advance of the opening to be made, any public announcement (as defined in Rule 165(f) under the Securities Act) of any merger, acquisition, or similar transaction involving a recapitalization relating to Counterparty (other than any such transaction in which the consideration consists solely of cash and there is no valuation period), (ii) promptly notify Dealer following any such announcement that such announcement has been made, and (iii) promptly deliver to Dealer following the making of any such announcement information indicating (A) Counterparty’s average daily Rule 10b-18 purchases (as defined in Rule 10b-18) during the three full calendar months preceding the date of the announcement of such transaction and (B) Counterparty’s block purchases (as defined in Rule 10b-18) effected pursuant to Rule 10b-18(b)(4) during the three full calendar months preceding the date of the announcement of such transaction. In addition, Counterparty shall promptly notify Dealer of the earlier to occur of the completion of such transaction and the completion of the vote by target shareholders.

(v) Neither Counterparty nor any of its affiliated purchasers (within the meaning of Rule 10b-18) shall take or refrain from taking any action (including, without limitation, any direct purchases by Counterparty or any of its affiliates, or any purchases by a party to a derivative transaction with Counterparty or any of its affiliates), either under this Confirmation, under an agreement with another party or otherwise, that Counterparty reasonably believes to cause any purchases of Shares by Dealer or any of its affiliates in connection with any Cash Settlement or Net Share Settlement of the Transaction not to meet the requirements of the safe harbor provided by Rule 10b-18 determined as if all such foregoing purchases were made by Counterparty.

(vi) Counterparty will not engage in any “distribution” (as defined in Regulation M), other than a distribution meeting, in each case, the requirements of an exception set forth in each of Rules 101(b) and 102(b) of Regulation M that would cause a “restricted period” (as defined in Regulation M) to occur during any Unwind Period.

(vii) Counterparty is not, and after giving effect to the transactions contemplated hereby will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(viii) Counterparty is not insolvent, nor will Counterparty be rendered insolvent as a result of the Transaction or its performance of the terms hereof.

(ix) Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Dealer is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards including ASC Topic 260, Earnings Per Share, ASC Topic 815, Derivatives and Hedging, or ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity (or any successor issue statements) or under FASB’s Liabilities & Equity Project.

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(x) Counterparty understands that no obligations of Dealer to it hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Dealer or any governmental agency.

(xi) To Counterparty’s actual knowledge, no federal, state or local (including non-U.S. jurisdictions) law, rule, regulation or regulatory order applicable to the Shares would give rise to any reporting, consent, registration or other requirement (including without limitation a requirement to obtain prior approval from any person or entity) as a result of Dealer or its affiliates owning or holding (however defined) Shares, other than Sections 13 and 16 under the Exchange Act; provided that Counterparty makes no representation or warranty regarding any such requirement that is applicable generally to the ownership of equity securities by Dealer or its affiliates solely as a result of their being a financial institution or broker-dealer.

(xii) No filing with, or approval, authorization, consent, license, registration, qualification, order or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the execution, delivery and performance by Counterparty of this Confirmation and the consummation of the Transaction (including, without limitation, the issuance and delivery of Shares on any Settlement Date) except (i) such as have been obtained under the Securities Act and (ii) as may be required to be obtained under state securities laws.

(xiii) Counterparty (i) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (ii) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; and (iii) is entering into the Transaction for a bona fide business purpose.

(xiv) Counterparty will, by the next succeeding Scheduled Trading Day notify Dealer upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default, a Potential Event of Default or a Potential Adjustment Event.

(xv) Counterparty (i) is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies involving a security or securities; (ii) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (iii) has total assets of at least USD 50 million as of the date hereof.

(f) Acceleration Events. Each of the following events shall constitute an “Acceleration Event”:

(i) Stock Borrow Event. Dealer (or an affiliate of Dealer) (A) is not able to hedge its exposure under the Transaction because insufficient Shares are made available for borrowing by securities lenders or (B) would incur a cost to borrow (or to maintain a borrow of) Shares to hedge its exposure under the Transaction that is greater than a rate equal to 200 basis points per annum (each, a “Stock Borrow Event”);

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(ii) Dividends and Other Distributions. On any day occurring after the Trade Date, Counterparty declares a distribution, issue or dividend to existing holders of the Shares of (A) any cash dividend (other than an Extraordinary Dividend) to the extent all cash dividends having an ex-dividend date during the period from, and including, any Forward Price Reduction Date (with the Trade Date being a Forward Price Reduction Date for purposes of this Paragraph 7(e)(ii) only) to, but excluding, the next subsequent Forward Price Reduction Date exceeds, on a per Share basis, the Forward Price Reduction Amount set forth opposite the first date of any such period on Schedule I, (B) any Extraordinary Dividend, (C) any share capital or other securities of another issuer acquired or owned (directly or indirectly) by Counterparty as a result of a spin-off or other similar transaction or (D) any other type of securities (other than Shares), rights or warrants or other assets, in any case for payment (cash or other consideration) at less than the prevailing market price, as determined in a commercially reasonable manner by Dealer; “Extraordinary Dividend” means any dividend or distribution (that is not an ordinary cash dividend) declared by the Issuer with respect to the Shares that is (1) a dividend or distribution declared on the Shares at a time at which the Issuer has not previously declared or paid dividends or distributions on such Shares for the prior four quarterly periods, (2) a payment or distribution by the Issuer to holders of Shares that the Issuer announces will be an “extraordinary” or “special” dividend or distribution, (3) a payment by the Issuer to holders of Shares out of the Issuer’s capital and surplus or (4) any other “special” dividend or distribution on the Shares that is, by its terms or declared intent, outside the normal course of operations or normal dividend policies or practices of the Issuer;

(iii) ISDA Termination. Dealer has the right to designate an Early Termination Date pursuant to Section 6 of the Agreement, in which case, except as otherwise specified herein and except as a result of an Event of Default under Section 5(a)(i) of the Agreement, the provisions of Paragraph 7(g) below shall apply in lieu of the consequences specified in Section 6 of the Agreement;

(iv) Other ISDA Events. An Announcement Date occurs in respect of any Merger Event, Tender Offer, Nationalization, Insolvency, Delisting or the occurrence of any Hedging Disruption or Change in Law; provided that, in case of a Delisting, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); provided, further, that (i) the definition of “Change in Law” provided in Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (A) replacing the phrase “the interpretation” in the third line thereof with the phrase “or announcement or statement of the formal or informal interpretation” and (B) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by Dealer on the Trade Date:” (ii) any determination as to whether (A) the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law) or (B) the promulgation of or any change in or announcement or statement of the formal or informal interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Wall Street Transparency and Accountability Act of 2010 (the “WSTAA”) or any similar provision in any legislation enacted on or after the Trade Date; and (iii) any Change in Law that results in an actual cost to Dealer to borrow (or maintain a borrow of) Shares to hedge its exposure under the Transaction that is equal to or less than 200 basis points per annum shall not constitute a “materially increased cost” for purposes of clause (Y) of the definition of “Change in Law” as a result of such cost.

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(v) Ownership Event. On any day, the Share Amount for such day exceeds the Post-Effective Limit for such day (if any applies) (each, an “Ownership Event”). For purposes of this clause (v), the “Share Amount” as of any day is the number of Shares that Dealer and any person whose ownership position would be aggregated with that of Dealer (Dealer or any such person, a “Dealer Person”) under any law, rule, regulation or regulatory order or Counterparty’s constituent document that for any reason is, or after the Trade Date becomes, applicable to ownership of Shares (“Applicable Provisions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership of under the Applicable Provisions, as determined by Dealer in its reasonable discretion. The “Post-Effective Limit” means (x) the minimum number of Shares that would give rise to reporting or registration obligations (except for any filing requirements on Form 13F, Schedule 13D or Schedule 13G under the Exchange Act, in each case, as in effect on the Trade Date) or other requirements (including obtaining prior approval from any person or entity) of a Dealer Person, or would result in an adverse effect on a Dealer Person, under the Applicable Provisions, as determined by Dealer in its reasonable discretion, minus (y) 1.0% of the number of Shares outstanding.

(g) Termination Settlement. Upon the occurrence of any Acceleration Event, Dealer shall have the right to designate, upon at least one Scheduled Trading Day’s notice, any Scheduled Trading Day following such occurrence to be a Settlement Date hereunder (a “Termination Settlement Date”) to which Physical Settlement shall apply, and to select the number of Settlement Shares relating to such Termination Settlement Date; provided that (i) in the case of an Acceleration Event arising out of an Ownership Event, the number of Settlement Shares so designated by Dealer shall not exceed the number of Shares necessary to reduce the Share Amount to reasonably below the Post-Effective Limit and (ii) in the case of an Acceleration Event arising out of a Stock Borrow Event, the number of Settlement Shares so designated by Dealer shall not exceed the number of Shares as to which such Stock Borrow Event exists. If, upon designation of a Termination Settlement Date by Dealer pursuant to the preceding sentence, Counterparty fails to deliver the Settlement Shares relating to such Termination Settlement Date when due or otherwise fails to perform obligations within its control in respect of the Transaction, it shall be an Event of Default with respect to Counterparty and Section 6 of the Agreement shall apply. If an Acceleration Event occurs during an Unwind Period relating to a number of Settlement Shares to which Cash Settlement or Net Share Settlement applies, then on the Termination Settlement Date relating to such Acceleration Event, notwithstanding any election to the contrary by Counterparty, Cash Settlement or Net Share Settlement shall apply to the portion of the Settlement Shares relating to such Unwind Period as to which Dealer has unwound its hedge and Physical Settlement shall apply in respect of (x) the remainder (if any) of such Settlement Shares and (y) the Settlement Shares designated by Dealer in respect of such Termination Settlement Date. If an Acceleration Event occurs after Counterparty has designated a Settlement Date to which Physical Settlement applies but before the relevant Settlement Shares have been delivered to Dealer, then Dealer shall have the right to cancel such Settlement Date and designate a Termination Settlement Date in respect of such Shares pursuant to the first sentence hereof. Notwithstanding the foregoing, in the case of a Nationalization or Merger Event, if at the time of the related Settlement Date the Shares have changed into cash or any other property or the right to receive cash or any other property, the Calculation Agent shall adjust the nature of the Shares as it determines appropriate to account for such change such that the nature of the Shares is consistent with what shareholders receive in such event. For the avoidance of doubt, if Dealer designates a Termination Settlement Date as a result of an Acceleration Event caused by an excess dividend of the type described in Paragraph 7(f)(ii) above, no adjustments(s) shall be made to the terms of this contract to account for the amount of such excess dividend.

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(h) Private Placement Procedures. If Counterparty is unable to comply with the provisions of Paragraph 7(d)(ii) above because of a change in law or a change in the policy of the Securities and Exchange Commission or its staff, or Dealer otherwise determines that in its reasonable opinion any Shares to be delivered to Dealer by Counterparty may not be freely returned by Dealer or its affiliates to securities lenders as described under such sub-paragraph (ii) or otherwise constitute “restricted securities” as defined in Rule 144 under the Securities Act, then delivery of any such Shares (the “Restricted Shares”) shall be effected as provided below, unless waived by Dealer.

(i) If Counterparty delivers the Restricted Shares pursuant to this clause (i) (a “Private Placement Settlement”), then delivery of Restricted Shares by Counterparty shall be effected in accordance with private placement procedures customary for private placements of equity securities of substantially similar size with respect to such Restricted Shares reasonably acceptable to Dealer; provided that Counterparty may not elect a Private Placement Settlement if, on the date of its election, it has taken, or caused to be taken, any action that would make unavailable either the exemption pursuant to Section 4(a)(2) of the Securities Act for the sale by Counterparty to Dealer (or any affiliate designated by Dealer) of the Restricted Shares or the exemption pursuant to Section 4(a)(1) or Section 4(a)(3) of the Securities Act for resales of the Restricted Shares by Dealer (or any such affiliate of Dealer), and if Counterparty fails to deliver the Restricted Shares when due or otherwise fails to perform obligations within its control in respect of a Private Placement Settlement, it shall be an Event of Default with respect to Counterparty and Section 6 of the Agreement shall apply. The Private Placement Settlement of such Restricted Shares shall include customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to Dealer, due diligence rights (for Dealer or any designated buyer of the Restricted Shares by Dealer), opinions and certificates, and such other documentation as is customary for private placement agreements of equity securities of a substantially similar size, all reasonably acceptable to Dealer. In the case of a Private Placement Settlement, Dealer shall, in its good faith discretion, adjust the amount of Restricted Shares to be delivered to Dealer hereunder to reflect the fact that such Restricted Shares may not be freely returned to securities lenders by Dealer and may only be saleable by Dealer at a discount to reflect the lack of liquidity in Restricted Shares. Notwithstanding the Agreement or this Confirmation, the date of delivery of such Restricted Shares shall be the Clearance System Business Day following notice by Dealer to Counterparty of the number of Restricted Shares to be delivered pursuant to this clause (i). For the avoidance of doubt, delivery of Restricted Shares shall be due as set forth in the previous sentence and not be due on the date that would otherwise be applicable.

(ii) If Counterparty delivers any Restricted Shares in respect of the Transaction, Counterparty agrees that (A) such Shares may be transferred by and among Dealer and its affiliates and (B) after the minimum “holding period” within the meaning of Rule 144(d) under the Securities Act has elapsed, Counterparty shall promptly remove, or cause the transfer agent for the Shares to remove, any legends referring to any transfer restrictions from such Shares upon delivery by Dealer (or such affiliate of Dealer) to Counterparty or such transfer agent of any seller’s and broker’s representation letters customarily delivered by Dealer or its affiliates in connection with resales of restricted securities pursuant to Rule 144 under the Securities Act, each without any further requirement for the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document, any transfer tax stamps or payment of any other amount or any other action by Dealer (or such affiliate of Dealer).

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(i) Indemnity. Counterparty agrees to indemnify Dealer and its affiliates and their respective directors, officers, employees, agents and controlling persons (Dealer and each such affiliate or person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, any breach of any covenant or representation made by Counterparty in this Confirmation or the Agreement and will reimburse any Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto, except to the extent determined in a final and nonappealable judgment by a court of competent jurisdiction to have resulted from Dealer’s gross negligence, fraud, bad faith and/or willful misconduct or from a breach of any representation or covenant of Dealer contained in this Confirmation or the Agreement. The foregoing provisions shall survive any termination or completion of the Transaction.

(j) Waiver of Trial by Jury. COUNTERPARTY AND DEALER HEREBY IRREVOCABLY WAIVE (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR THE ACTIONS OF DEALER OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(k) Governing Law/Jurisdiction. This Confirmation and the Agreement, and any claim, controversy or dispute arising under or related to this Confirmation or the Agreement, shall be governed by the laws of the State of New York without reference to the conflict of laws provisions thereof. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the United States Court for the Southern District of New York in connection with all matters relating hereto and waive any objection to the laying of venue in, and any claim of inconvenient forum with respect to, these courts.

(l) Designation by Dealer. Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Dealer to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, Dealer may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities and otherwise to perform Dealer’s obligations in respect of the Transaction and any such designee may assume such obligations. Dealer shall be discharged of its obligations to Counterparty only to the extent of any such performance.

(m) Insolvency Filing. Notwithstanding anything to the contrary herein, in the Agreement or in the Equity Definitions, upon any Insolvency Filing or other proceeding under the Bankruptcy Code in respect of the Issuer, the Transaction shall automatically terminate on the date thereof without further liability of either party to this Confirmation to the other party (except for any liability in respect of any breach of representation or covenant by a party under this Confirmation prior to the date of such Insolvency Filing or other proceeding), it being understood that the Transaction is a contract for the issuance of Shares by the Issuer.

(n) Disclosure. Effective from the date of commencement of discussions concerning the Transaction, each of Dealer and Counterparty and each of their employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

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(o) Right to Extend. Dealer may postpone any Settlement Date with respect to which Cash Settlement or Net Share Settlement applies or any other date of valuation or delivery with respect to which Cash Settlement or Net Share Settlement applies, with respect to some or all of the relevant Settlement Shares, if Dealer determines, based on advice of counsel, that such extension is reasonably necessary or appropriate to enable Dealer to effect purchases of Shares in connection with its hedging activity hereunder in a manner that would, if Dealer were Counterparty or an affiliated purchaser of Counterparty, be in compliance with applicable legal and regulatory requirements.

(p) Counterparty Share Repurchases. Counterparty agrees not to repurchase, directly or indirectly, any Shares if, immediately following such purchase, the Outstanding Share Percentage would be equal to or greater than 8.6%. The “Outstanding Share Percentage” as of any day is the fraction (1) the numerator of which is the aggregate of the Number of Shares for the Transaction and the “Number of Shares” under each Additional Equity Derivative Transaction that is a share forward transaction and (2) the denominator of which is the number of Shares outstanding on such day.

(q) Limit on Beneficial Ownership. Notwithstanding any other provisions hereof, Dealer shall not have the right to acquire Shares hereunder and Dealer shall not be entitled to take delivery of any Shares hereunder (in each case, whether in connection with the purchase of Shares on any Settlement Date or any Termination Settlement Date, any Private Placement Settlement or otherwise) to the extent (but only to the extent) that, after such receipt of any Shares hereunder, (i) the Share Amount would exceed the Post-Effective Limit, (ii) Dealer and its affiliates would directly or indirectly own or control, for purposes of the Bank Holding Company Act of 1956, as amended (the “BHCA”), in excess of 4.0% of the outstanding Shares, (iii) Dealer and each person subject to aggregation of Shares with Dealer under Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder (including all persons who may form a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (collectively, the “Dealer Group”) would directly or indirectly beneficially own (as such term is defined for purposes of Section 13 or Section 16 of the Exchange Act and the rules promulgated thereunder) in excess of 4.9% of the then outstanding Shares (the “Threshold Number of Shares”) or (iii) Dealer would hold 5% or more of the number of Shares of Counterparty’s outstanding common stock or 5% or more of Counterparty’s outstanding voting power (the “Exchange Limit”). Any purported delivery hereunder shall be void and have no effect to the extent (but only to the extent) that, after such delivery, (i) the Share Amount would exceed the Post-Effective Limit, (ii) Dealer and its affiliates would directly or indirectly own or control, for purposes of the BHCA, in excess of 4.0% of the outstanding Shares, (iii) the Dealer Group would directly or indirectly so beneficially own in excess of the Threshold Number of Shares or (iv) Dealer would directly or indirectly hold in excess of the Exchange Limit. If any delivery owed to Dealer hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, Dealer gives notice to Counterparty that, after such delivery, (i) the Share Amount would not exceed the Post-Effective Limit, (ii) Dealer and its affiliates would not directly or indirectly own or control for the purposes of the BHCA in excess of 4.0% of the outstanding Shares, (iii) the Dealer Group would not directly or indirectly so beneficially own in excess of the Threshold Number of Shares and (iv) Dealer would not directly or indirectly hold in excess of the Exchange Limit.

In addition, notwithstanding anything herein to the contrary, if any delivery owed to Dealer hereunder is not made, in whole or in part, as a result of the immediately preceding Paragraph, Dealer shall be permitted to make any payment due in respect of such Shares to Counterparty in two or more tranches that correspond in amount to the number of Shares delivered by Counterparty to Dealer pursuant to the immediately preceding Paragraph.

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(r) Commodity Exchange Act. Each of Dealer and Counterparty agrees and represents that it is an “eligible contract participant” as defined in Section 1a(18) of the U.S. Commodity Exchange Act, as amended (the “CEA”), the Agreement and the Transaction are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a(51) of the CEA.

(s) Bankruptcy Status. Subject to Paragraph 7(m) above, Dealer acknowledges and agrees that this Confirmation is not intended to convey to Dealer rights with respect to the transactions contemplated hereby that are senior to the claims of Counterparty’s common stockholders in any U.S. bankruptcy proceedings of Counterparty; provided, however, that nothing herein shall be deemed to limit Dealer’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to this Confirmation and the Agreement; and provided, further, that nothing herein shall limit or shall be deemed to limit Dealer’s rights in respect of any transaction other than the Transaction.

(t) No Collateral or Setoff. Notwithstanding Section 6(f) or any other provision of the Agreement or any other agreement between the parties to the contrary, the obligations of Counterparty hereunder are not secured by any collateral. Obligations in respect of the Transaction shall not be set off against any other obligations of the parties, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and no other obligations of the parties shall be set off against obligations in respect of the Transaction, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and each party hereby waives any such right of setoff; except that set-off solely with respect to amounts payable under the Transaction and any and all Additional Equity Derivative Transactions governed by the Agreement shall be permissible.

(u) Tax Matters.

(i) Payer Tax Representations. For the purpose of Section 3(e) of the Agreement, each of Dealer and Counterparty makes the following representation: It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement or amounts payable hereunder that may be considered to be interest for U.S. federal income tax purposes) to be made by it to the other party under the Agreement. In making this representation, it may rely on (A) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (B) the satisfaction of the agreement contained in Section 4(a)(i) or Section 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or Section 4(a)(iii) of the Agreement and (C) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, except that it will not be a breach of this representation where reliance is placed on clause (B) above and the other party does not deliver a form or document under Section 4(a)(iii) of the Agreement by reason of material prejudice to its legal or commercial position.

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(ii) Payee Tax Representations. For the purpose of Section 3(f) of the Agreement:

(1) Dealer makes the following representations:

a.

It is a national banking association organized and existing under the laws of the United States of America and is an exempt recipient under section 1.6049-4(c)(1)(ii) of the United States Treasury Regulations.

(2) Counterparty makes the following representations:

a.

It is a “U.S. person” (as that term is used in section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations) for U.S. federal income tax purposes and is an exempt recipient under section 1.6049-4(c)(1)(ii) of the United States Treasury Regulations.

(iii) Withholding Tax Imposed on Payments to non-U.S. Counterparties under the United States Foreign Account Tax Compliance Provisions of the Hire Act. “Tax” as used in Paragraph 7(u)(i) above and “Indemnifiable Tax” as defined in Section 14 of the Agreement, shall not include any FATCA Withholding Tax. For the avoidance of doubt, a FATCA Withholding Tax is a Tax, the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“FATCA Withholding Tax” means any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

(iv) 871(m) Protocol. To the extent that either party to the Agreement with respect to the Transaction is not an adhering party to the ISDA 2015 Section 871(m) Protocol published by ISDA on November 2, 2015 and available at www.isda.org, as may be amended, supplemented, replaced or superseded from time to time (the “871(m) Protocol”), the parties agree that the provisions and amendments contained in the Attachment to the 871(m) Protocol are incorporated into and apply to this Confirmation and the Agreement with respect to the Transaction as if set forth in full herein. The parties further agree that, solely for purposes of applying such provisions and amendments to this Confirmation and the Agreement with respect to the Transaction, references to “each Covered Master Agreement” in the 871(m) Protocol will be deemed to be references to this Confirmation and the Agreement with respect to the Transaction, and references to the “Implementation Date” in the 871(m) Protocol will be deemed to be references to the Trade Date of the Transaction. For greater certainty, if there is any inconsistency between this provision and the provisions contained in any other agreement between the parties with respect to the Transaction, this provision shall prevail unless such other agreement expressly overrides the provisions of the Attachment to the 871(m) Protocol. Notwithstanding anything to the contrary in this Section 7(u)(iv), the last sentence of Section 2(d)(iii) of the Agreement as proposed to be added by the 871(m) Protocol is not incorporated herein.

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(v) Tax Documentation. For the purposes of Sections 4(a)(i) and 4(a)(ii) of the Agreement, Counterparty shall provide to Dealer a valid and duly executed U.S. Internal Revenue Service Form W-9, or any successor thereto, completed accurately (i) on or before the date of execution of this Confirmation; (ii) promptly upon reasonable demand by Dealer; and (iii) promptly upon learning that any such tax form previously provided by Counterparty has become inaccurate or incorrect.

For the purposes of Sections 4(a)(i) and 4(a)(ii) of the Agreement, Dealer shall provide to Counterparty a valid and duly executed U.S. Internal Revenue Service Form W-9, or any successor thereto, completed accurately (i) on or before the date of execution of this Confirmation; (ii) promptly upon reasonable demand by Counterparty; and (iii) promptly upon learning that any such tax form previously provided by Dealer has become inaccurate or incorrect.

(vi) Deduction or Withholding for Tax. Sections 2(d)(i), 2(d)(i)(4), 2(d)(ii)(1) of the Agreement and the definition of “Tax” are hereby amended by replacing the words “pay”, “paid”, “payment” or “payments” with the words “pay or deliver”, “paid or delivered”, “payment or delivery” or “payments or deliveries”, respectively.

(v) Wall Street Transparency and Accountability Act of 2010. The parties hereby agree that none of (i) Section 739 of the WSTAA, (ii) any similar legal certainty provision included in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, (iii) the enactment of the WSTAA or any regulation under the WSTAA, (iv) any requirement under the WSTAA or (v) any amendment made by the WSTAA shall limit or otherwise impair either party’s right to terminate, renegotiate, modify, amend or supplement this Confirmation or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased cost, regulatory change or similar event under this Confirmation, the Equity Definitions or the Agreement (including, but not limited to, any right arising from any Acceleration Event).

(w) Other Forwards / Dealers. Dealer acknowledges that Counterparty may enter into one or more substantially similar forward transactions for the Shares (each, an “Other Forward”) with one or more other dealers. Dealer and Counterparty agree that if Counterparty designates a “Settlement Date” with respect to one or more Other Forwards for which “Cash Settlement” or “Net Share Settlement” is applicable, and the resulting “Unwind Period” for such Other Forwards coincides for any period of time with an Unwind Period for the Transaction (the “Overlap Unwind Period”), Counterparty shall notify Dealer at least one Scheduled Trading Day prior to the commencement of such Overlap Unwind Period of the first Scheduled Trading Day and length of such Overlap Unwind Period, and Dealer shall be permitted to purchase Shares to unwind its hedge only on alternating Scheduled Trading Days during such Overlap Unwind Period, commencing on the first, second, third or later Scheduled Trading Day of such Overlap Unwind Period, as notified to Dealer by Counterparty at least one Scheduled Trading Day prior to such Overlap Unwind Period (which alternating Scheduled Trading Days, for the avoidance of doubt, may be every other Scheduled Trading Day if there is only one other dealer, every third Scheduled Trading Day if there are two other dealers, etc.).

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(x) Delivery of Cash. For the avoidance of doubt, nothing in this Confirmation shall be interpreted as requiring Counterparty to deliver cash in respect of the settlement of the Transaction, except in circumstances where the required cash settlement thereof is permitted for classification of the contract as equity by ASC 815-40 (formerly EITF 00-19) as in effect on the Trade Date (including, without limitation, where Counterparty so elects to deliver cash or fails timely to elect to deliver Shares in respect of such settlement). For the avoidance of doubt, the preceding sentence shall not be construed as limiting (i) Paragraph 7(i) above or (ii) any damages that may be payable by Counterparty as a result of breach of this Confirmation.

(y) Counterparts.

(i) Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., DocuSign and AdobeSign (any such signature, an “Electronic Signature”)) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. The words “execution,” “signed,” “signature” and words of like import in this Confirmation or in any other certificate, agreement or document related to this Confirmation shall include any Electronic Signature, except to the extent electronic notices are expressly prohibited under this Confirmation or the Agreement.

(ii) Notwithstanding anything to the contrary in the Agreement, either party may deliver to the other party a notice relating to any Event of Default or Termination Event under this Confirmation by email.

(z) U.S. Stay Regulations. To the extent that the QFC Stay Rules are applicable hereto, then the parties agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of this Confirmation, and for such purposes this Confirmation shall be deemed a Protocol Covered Agreement and each party shall be deemed to have the same status as “Regulated Entity” and/or “Adhering Party” as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of this Confirmation and each party shall be deemed to have the status of “Covered Entity” or “Counterparty Entity” (or other similar term) as applicable to it under the Bilateral Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Confirmation, and for such purposes this Confirmation shall be deemed a “Covered Agreement,” Dealer shall be deemed a “Covered Entity” and Counterparty shall be deemed a “Counterparty Entity.” In the event that, after the date of this Confirmation, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this Paragraph 7(z). In the event of any inconsistencies between this Confirmation and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this Paragraph 7(z) without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this Paragraph 7(z), references to “this Confirmation” include any related credit enhancements entered into between the parties or provided by one to the other. In addition, the parties agree that the terms of this Paragraph 7(z) shall be incorporated into any related covered affiliate credit enhancements, with all references to Dealer replaced by references to the covered affiliate support provider.

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“QFC Stay Rules” mean the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements.

(aa) Adjustments. For the avoidance of doubt, whenever the Calculation Agent, the Hedging Party or the Determining Party is called upon to make an adjustment, determination or election pursuant to the terms of this Confirmation or the Equity Definitions to take into account the effect of an event, the Calculation Agent, the Hedging Party or the Determining Party, as applicable, shall make such adjustment, determination or election in a commercially reasonable manner by reference to the effect of such event on the Hedging Party, assuming that the Hedging Party maintains a commercially reasonable hedge position at the time of the event.

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Please confirm your agreement to be bound by the terms stated herein by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely,

Bank of America. N.A.

By:	/s/ Rohan Handa
Name: Rohan Handa
Title: Managing Director

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Confirmed as of the date first above written:

UMB Financial Corporation

By:	/s/ Ram Shankar
Name: Ram Shankar
Title: Chief Financial Officer

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SCHEDULE I

Forward Price Reduction Date	Forward Price Reduction Amount
Trade Date	USD 0.0000
June 10, 2024	USD 0.3900
September 10, 2024	USD 0.3900
December 10, 2024	USD 0.4000
March 10, 2025	USD 0.4000
June 10, 2025	USD 0.4000
September 10, 2025	USD 0.4000
Final Date	USD 0.0000

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-266941) on Form S-3 of UMB Financial Corporation of our reports dated February 23, 2024, with respect to the consolidated financial statements of Heartland Financial USA, Inc., and the effectiveness of internal control over financial reporting which reports appear in the Form S-3 of UMB Financial Corporation dated August 17, 2022. We consent to the reference to our firm under the heading “Experts” in the prospectus supplement to registration statement on Form S-3 (No. 333-266941).

/s/ KPMG LLP

Des Moines, Iowa

April 28, 2024

Exhibit 99.1

//FOR IMMEDIATE RELEASE//	Joint News Release

UMB Announces Agreement to Acquire Heartland Financial

Largest acquisition in UMB history will increase total assets by more than 40%

and significantly expand geographic footprint

UMB investment community call today, Monday, April 29, at 7:30 a.m. (CT) / 8:30 a.m. (ET)

KANSAS CITY, Mo. and DENVER, Colo. (April 29, 2024) —UMB Financial Corporation (Nasdaq: UMBF) and Heartland Financial, USA Inc. (Nasdaq: HTLF) announced today that they have entered into a definitive merger agreement under which UMB Financial Corporation (UMB) will acquire Heartland Financial USA, Inc. (HTLF), in an all-stock transaction valued at approximately $2.0 billion.

Founded in 1981, HTLF is headquartered in Denver and has $19.4 billion in assets, $16.2 billion in total deposits and $12.1 billion in total loans, as of March 31, 2024. The combination of companies will create a leading, regional banking powerhouse, spanning a 13-state branch footprint, adding California, Minnesota, New Mexico, Iowa and Wisconsin to UMB’s existing eight-state footprint, which includes Missouri, Illinois, Colorado, Kansas, Oklahoma, Nebraska, Arizona and Texas.

“This is a historic and exciting milestone for our company,” said UMB Financial Corporation Chairman and CEO Mariner Kemper. “While we have maintained an outstanding pace of organic growth during the past decade, this compelling combination with HTLF marks a truly momentous expansion of all our core services in both existing and new markets. This synergy, along with a like-minded culture and customer approach, is an ideal fit for our business model, our credit and risk profiles, and our associates, customers and communities.”

This transaction, the largest in UMB’s 111-year history, will result in UMB having $64.5 billion in assets, elevating it to the top 5% of the 616 publicly traded banks in the U.S. The transaction will increase UMB’s private wealth management’s AUM/AUA by 31% and nearly doubles its retail deposit base. It will also add 107 branches and 237 ATMs to UMB’s 90 branches and 238 ATMs, dramatically expanding the network for both companies’ customers.

“This acquisition further diversifies our business, adding more scale to our consumer and small business capabilities,” Kemper said. “It also significantly expands our market share in several existing markets and leverages our commercial banking expertise to HTLF customers and prospects in our newly acquired markets.”

Under the terms of the merger agreement, which were approved by the Boards of Directors of each company, HTLF stockholders will receive a fixed exchange ratio of 0.55 shares of UMB common stock for each share of HTLF common stock. This per share consideration is valued at $45.74 per share based on UMB’s closing price of $83.17 on April 26, 2024. Following completion of this contemplated transaction, former HTLF stockholders are expected to collectively represent approximately 31% of the combined company. At the closing of the transaction, five members of the HTLF Board of Directors will join the UMB Board, which will be expanded to 16 members.

“HTLF’s merger with UMB represents our continued focus on ensuring we deliver the best products, services and expertise to our customers,” said Bruce K. Lee, HTLF President and CEO. “This is an excellent match for HTLF, and we’re truly excited for what this means for our employees, customers, stockholders and communities.”

Within its 11-state footprint, HTLF does business as: Minnesota Bank & Trust, Wisconsin Bank & Trust, Dubuque Bank & Trust, Illinois Bank & Trust, Bank of Blue Valley, Citywide Banks, Premier Valley Bank, Arizona Bank & Trust, New Mexico Bank & Trust and First Bank & Trust.

UMB is deeply invested in the communities in which it does business, providing support through products, services, and investments as well as corporate and associate giving. UMB is committed to being a strong financial steward and will share more information in the near future about how it will provide this support throughout its newly expanded footprint.

HTLF has 1,900 associates and UMB has 3,600. Until the transaction closes, the companies will continue to operate independently.

The transaction is subject to customary closing conditions, including regulatory approvals and approval by UMB shareholders and HTLF stockholders, and is expected to close in the first quarter of 2025.

Conference Call

UMB will host a call for the investment community on Monday, April 29, at 7:30 a.m. (CT) / 8:30 a.m. (ET). This call has been rescheduled from the previously announced date and time. Interested parties may access the call by dialing (toll-free) 833-470-1428 or (international) 404-975-4839 and requesting to join the UMB Financial call with access code 397231. The live call may also be accessed by visiting investorrelations.umb.com or by using the following the link:

UMB Financial Conference Call

A replay of the conference call may be heard through May 13, 2024, by calling (toll-free) 866-813-9403 or (international) 929-458-6194. The replay access code required for playback is 182605. The call replay may also be accessed at investorrelations.umb.com.

Advisors

BofA Securities, Inc. is serving as financial advisor to UMB and Davis Polk and Wardwell LLP is serving as UMB’s legal advisor. Keefe, Bruyette & Woods, A Stifel Company, is serving as financial advisor to HTLF and Wachtell, Lipton, Rosen & Katz is serving as HTLF’s legal advisor.

About UMB

UMB Financial Corporation (Nasdaq: UMBF) is a financial services company headquartered in Kansas City, Missouri. UMB offers commercial banking, which includes comprehensive deposit, lending and investment services, personal banking, which includes wealth management and financial planning services, and institutional banking, which includes asset servicing, corporate trust solutions, investment banking, and healthcare services. UMB operates branches throughout Missouri, Illinois, Colorado, Kansas, Oklahoma, Nebraska, Arizona and Texas. As the company’s reach continues to grow, it also serves business clients nationwide and institutional clients in several countries. For more information, visit UMB.com, UMB Blog, UMB Facebook and UMB LinkedIn.

About HTLF

Heartland Financial USA, Inc. is a Denver, Colorado-based bank holding company operating under the brand name HTLF, with assets of $19 billion as of March 31, 2024. HTLF’s banks serve customers in the West, Southwest and Midwest regions. HTLF is committed to serving the banking needs of privately owned businesses, their owners, executives and employees. Our core commercial business is supported by a strong retail banking operation, in addition to a diversified line of financial services including treasury management, wealth management and investments. Additional information is available at www.htlf.com.

Contacts

UMB Investors: Kay Gregory 816.860.7106	HTLF Investors: Kevin Thompson Chief Financial Officer 303.365.3813 kthompson@htlf.com

UMB Media: Kristin Kovach 816.507.1069 kkovach@barkleyokrp.com	HTLF Media: Ryan Lund SVP, Director of Corporate Communications 952.746.0439 rlund@htlf.com

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB, HTLF or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm) , and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm) , and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024

(and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm) . Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February  22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm) , and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm) . To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) . To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Exhibit 99.2 UMB Acquisition of Heartland Financial Strategically Compelling, Financially Attractive UMB Financial Corporation April 29, 2024

Cautionary Note Regarding Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“Heartland” or “HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters. These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results. All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at on the SEC’s archive site, here, and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available here, and its other filings with the SEC. Market and Industry Data. Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from internal reports, where appropriate, as well as third party sources and other publicly available information. Data regarding the industries in which the Company competes, its market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond the Company’s control. In addition, assumptions and estimates of the Company and its industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates. HTLF Data. Unless otherwise indicated, data about HTLF provided in this presentation, including financial information, has been obtained from HTLF management and its public filings with the Securities and Exchange Commission. Pro Forma Forward-Looking Data. Neither our nor HTLF’s independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the pro forma forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These pro forma forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the pro forma forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward-Looking Statements” disclaimer above. Pro forma forward-looking financial data is inherently uncertain due to a number of factors outside of our or HTLF’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the pro forma forward-looking financial data. Inclusion of pro forma forward-looking financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Non-GAAP Financial Measures. This presentation includes certain financial measures derived from consolidated financial data but not presented in accordance with U.S. generally accepted accounting principles (“GAAP”), including adjusted return on average tangible common equity (“ROATCE ), adjusted return on average assets (“ROAA”) and tangible book value (“TBV”). The Company believes that these non-GAAP measures, when taken together with its financial results presented in accordance with GAAP, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis. These non-GAAP financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to GAAP measures. Please refer to the Appendix for reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures. 2

Accelerates UMB’s Organic Growth Strategically & Financially (1) Enhances scale, creating an estimated ~$65B asset multi-regional champion Significant Scale Increases density in existing markets (Denver, Phoenix, Kansas City) in Attractive Markets Expands into attractive new geographies (West Texas, New Mexico, Iowa, (2) Illinois , Wisconsin, California, and Minnesota) Shared values with strong, conservative credit culture Further diversifies business model with granular core deposit base Complementary Accelerates retail banking and small business lending initiatives, nearly Combination doubling UMB’s retail presence Financially attractive using conservative assumptions (1) (3) Drives growth and profitability, with the potential to enhance ROATCE by ~800bps+ and generate excess capital for growth Well Positioned (1) for Profitable Scales Wealth Management (expected to increase AUM / AUA by ~31% ) and Growth other opportunities for meaningful revenue synergies (Treasury Services, SBA) Continued low Loan-to-Deposit ratio of 67% positions UMB for growth Financial information as of 03/31/24. (1) Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”; (2) UMB’s branch locations in Illinois are part of St. Louis MSA; (3) ROATCE represents 2025E with fully phased-in pre-tax cost savings of $124mm and shown as if transaction closed on 10/1/25 for illustrative purposes. 3

Attractive Transaction Creates a ~$65B Asset Regional Champion

UMB

Heartland: 107 (4)
UMB: 90
Pro Forma: 197

Pro Forma Metrics

$64.5B Assets	**$21.2B** Wealth AUM/AUA
$6.2B Market Cap (5)	**13** Total States
$52.2B Deposits	**$35.0B** Loans

Attractive Deal Pricing & Financial Metrics

	Transaction Multiple	UMB Multiple
P/E 2025	9.7x	10.8x
P/E 2025 *w / Cost Savings* (1)	6.7x	--
P/TBV (6)	1.53x (Does not include RMB branch sale gain)	1.41x

EPS Accretion (2)(3)	31%
Earnback (Years) (3)	3.1
CET1 at Close	~10% (5)
Internal Rate of Return	~20%

4

Attractive Transaction Creates a ~$65B Asset Regional Champion Pro Forma Metrics $64.5B $21.2B Assets Wealth AUM/AUA $6.2B 13 (5) Market Cap Total States (4) Heartland: 107 $52.2B $35.0B UMB: 90 Deposits Loans Pro Forma: 197 Attractive Deal Pricing & Financial Metrics UMB Transaction (2)(3) EPS Accretion 31% Multiple Multiple (3) P/E 2025 9.7x 10.8x Earnback (Years) 3.1 P/E 2025 (5) 6.7x -- CET1 at Close ~10% (1) w / Cost Savings (6) P/TBV 1.53x 1.41x Internal Rate of Return ~20% Does not include RMB branch sale gain Financial information as of 03/31/24. Market data as of 04/26/24. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”; (1) Reflects fully phased-in run-rate pre-tax cost savings of $124mm; (2) EPS accretion assumes transaction close on 1/1/25 based on analyst consensus; (3) Inclusive of rate marks; (4) Excludes Rocky Mountain Bank Branches; (5) Includes $210mm of forward equity issuance at $75.00 per share prior to underwriting discount; (6) Non-GAAP measure. See reconciliations. 4

Transaction Structure ▪ 100% stock consideration Transaction ▪ Fixed exchange ratio 0.55x UMB shares for each HTLF share Structure ▪ Ownership : 64.9% UMB | 31.4% HTLF | 3.7% Equity raise investors (1) ▪ Deal value of $2.0B, $45.74 per HTLF share; equivalent to 28.1% premium (1) ▪ Price / 2025E Consensus EPS of 9.7x Transaction Value (1) (2) ▪ Price / 2025E Consensus EPS with cost savings of 6.7x (1) ▪ Price / Tangible Book Value Per Share of 1.53x ▪ $210mm of common equity priced at $75.00 per share Equity ▪ UMB utilized a forward settlement mechanism to provide flexibility around settlement amount and date; Raise valid for up to 18 months Board of ▪ Post-closing, the UMB Board will have 16 members; 11 UMB directors and 5 Heartland directors Directors and ▪ No change to the UMB executive leadership team Management ▪ Approval of UMB shareholders and HTLF stockholders required Approvals & ▪ Customary regulatory approvals Timing ▪ Anticipated closing in the first quarter of 2025 Financial information as of 03/31/24. Market data as of 04/26/24. (1) Based on HTLF share price as of 4/26/2024; (2) Assumes fully phased-in run-rate pre-tax cost savings of $124mm. 5

Positions UMB for Future Growth
Enhanced Profitability & Capital Generation

Comparison with $20B - $100B Asset Banks

Median
Top Quartile
ROATCE (2025E)
19.6%
13.9%
12.7%
Pro Forma
Fee Income (2025E)
29.8%
22.3%
17.5%
Pro Forma
Loan-to-Deposit (Q4'23)
67.1%(5)
78.1%
85.4%
Pro Forma

By the Numbers, Projected:

- Common Equity Tier 1 of ~10% at Close of Transaction (1)
- Strong Core Earnings Power: Net Income + Cost Savings = $0.7B (2)
- ~$0.7B of Interest Rate Marks Representing ~135bps of Capital to Accrete Through Earnings (3)
- ~$10B of Excess Deposit Capacity vs Peer Loan-to-Deposit Median
- Pro Forma $0.7B of Diversified Fee Income (4)

6

Positions UMB for Future Growth Enhanced Profitability & Capital Generation Comparison with $20B - $100B Asset Banks By the Numbers, Projected: Median 19.6% Top Quartile Common Equity Tier 1 of ~10% (1) at Close of Transaction Strong Core Earnings Power: (2) Net Income + Cost Savings = $0.7B ~$0.7B of Interest Rate Marks Representing ~135bps of Capital to (3) Accrete Through Earnings ~$10B of Excess Deposit Capacity vs Peer Loan-to-Deposit Median (5) 67.1% Pro Forma $0.7B of Diversified Fee (4) Income Market data as of 04/26/24. Includes 42 US publicly-traded banks with $20B-$100B in assets;. Metrics reflect fully phased-in run-rate pre-tax cost savings of $124mm. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) Assumes $210mm of equity issuance; (2) Represents UMB and Heartland consensus 2025E net income plus cost savings; (3) Reflects combined post-tax rate marks flowing through earnings post-close, divided by RWAs at close; (4) Reflects financial information for Q1’24 annualized. Excludes gain / loss on securities; (5) Pro Forma L/D from financial information as of Q1’24. 6 Loan-to-Deposit Fee Income ROATCE (Q4’23) (2025E) (2025E) Pro Forma Pro Forma Pro Forma

About Heartland

UMB

Company Overview

- **Heartland Financial USA (NASDAQ: HTLF)**
- **Year Established:** 1981
- **Headquarters:** Denver, CO
- **107 Branches:** [1] Located across the Midwest, West & Southwest Regions

Business Highlights

HTLF

Strength. Insight. Growth.

Total Assets **$19.1B**	Total Deposits [1] **$15.3B**
Total Loans HFI **$11.6B**	ROAA [4] [5] **1.13%**
NIM **3.52%**	ROATCE [4] [5] **17.4%**
Yield on Loans **6.63%**	Cost of Deposits **2.11%**
NCOs / Avg. Loans **0.08%**	LLR / Gross Loans **1.06%**

Recognition of Excellence

Greenwich CX Leader 2022

Greenwich Award
Six Heartland brands named '22 Customer Experience Leaders [3]

Forbes 2023 America's Best Banks

Forbes America's Best Banks 2023
Named for 7th consecutive year

N. Nilson Report

Nilson Report
Ranked Heartland among top U.S. commercial credit card issuers for 8th consecutive year

7

About Heartland Company Overview ▪ Heartland Financial USA (NASDAQ: HTLF) ▪ Year Established: 1981 (1) Total Assets Total Deposits ▪ Headquarters: Denver, CO $19.1B $15.3B (1) ▪ 107 Branches: Located across the Midwest, West & Southwest Regions (4) (5) Total Loans HFI ROAA Business Highlights $11.6B 1.13% ▪ Community-focused banking model with a broad footprint that both (4) (5) enhances profitable growth strategies as well as diversifies risk NIM ROATCE ▪ Provides a wide range of commercial, small business and consumer banking 3.52% 17.4% services to businesses, including public sector and non-profit entities, and to Yield on Loans Cost of Deposits individuals 6.63% 2.11% (2) ▪ Top 10 deposit market share in 19 of the 36 MSAs in which they operate ▪ For more than 40 years, Heartland has increased or maintained their NCOs / Avg. Loans LLR / Gross Loans quarterly common dividend 0.08% 1.06% ▪ Ample liquidity with loan-to-deposit ratio of 74% Recognition of Excellence Greenwich Award Forbes America’s Best Nilson Report Six Heartland brands named Ranked Heartland among top Banks 2023 th ‘22 Customer Experience U.S. commercial credit card Named for 7 consecutive year (3) th Leaders issuers for 8 consecutive year Financial data as of, or for the quarter ended, 03/31/24. (1) Excludes Rocky Mountain Bank branches; (2) Deposit information as of 06/30/23, FDIC Deposit Market Share; (3) Named as ‘22 Customer Experience Leaders in US Commercial Small Business or Middle Market Banking; (4) Adjusted for gain/(loss) from sale of securities, gain/(loss) on sales/valuations of assets, acquisition, integration and restructuring costs and FDIC special assessment; (5) Non-GAAP measure. See reconciliations. 7

Heartland: Footprint & Brands

UMB

Announced sale of Rocky Mountain Bank branches in February 2024 (9 Branches, $363M Loans, $594M Deposits)
MINNESOTA
WISCONSIN
DB&T
ILLINOIS
Bank of Blue Valley
CITYWIDE BANKS
PREMIER VALLEY BANK
Arizona Bank & Trust
NEW MEXICO
First Bank & Trust
TEXAS

Denver, CO
Citywide Banks
15 Branches
$4.3B in Deposits
Headquarters Location

Dubuque, IA
Dubuque Bank & Trust
6 Branches
$1.7B in Deposits
Operations Center Location

Branches in Select MSAs

Phoenix, AZ
Arizona Bank & Trust
7 Branches
$1.5B in Deposits

Rockford, IL
Illinois Bank & Trust
5 Branches
$1.5B in Deposits

Albuquerque, NM
New Mexico Bank & Trust
9 Branches
$1.4B in Deposits

Lubbock, TX
First Bank & Trust Texas
9 Branches
$1.1B in Deposits

CA; Central Valley, Central Coast
Premier Valley Bank
7 Branches
$1.0B in Deposits

Kansas City
Bank of Blue Valley
6 Branches
$753M in Deposits

Milwaukee, WI; Madison, WI
Wisconsin Bank & Trust
5 Branches
$752M in Deposits

Minneapolis, MN
Minnesota Bank & Trust
2 Branches
$543M in Deposits

8

Heartland: Footprint & Brands Branches in Select MSAs Announced sale of Rocky Mountain Bank branches in February 2024 (9 Branches, $363M Loans, $594M Deposits) Phoenix, AZ Rockford, IL Arizona Bank & Trust Illinois Bank & Trust 7 Branches 5 Branches $1.5B in Deposits $1.5B in Deposits Albuquerque, NM Lubbock, TX New Mexico Bank & Trust First Bank & Trust Texas 9 Branches 9 Branches $1.4B in Deposits $1.1B in Deposits CA; Central Valley, Central Coast Kansas City Premier Valley Bank Bank of Blue Valley 7 Branches 6 Branches $1.0B in Deposits $753M in Deposits Denver, CO Dubuque, IA Milwaukee, WI; Madison, WI Minneapolis, MN Citywide Banks Dubuque Bank & Trust Wisconsin Bank & Trust Minnesota Bank & Trust 15 Branches 6 Branches 5 Branches 2 Branches $4.3B in Deposits $1.7B in Deposits $752M in Deposits $543M in Deposits Headquarters Location Operations Center Location Source: S&P Capital IQ, Heartland Management. Note: MSA deposit data generated from S&P Capital IQ based on the FDIC Summary of Deposits data study as of 6/30/23. 8

Builds Presence in the Midwest and Southwest – New & Enhanced Markets (1) 85%+ of Pro Forma Deposits in Markets With a Top 10 Rank Market Demographics Deposits 2024 '24-'29E 2024 Total Market UMB HTLF UMB HTLF Pro Forma Population Population Median Deposits Deposits Deposits Deposits % of Market Market ($mm) ($mm) ($mm) ($mm) Franchise Share (%) State Current Footprint (000s) Growth HHI ($) Rank Missouri 6,201 1.7% $68,010 $231,631 $26,637 $32 $26,669 52.3% 2 11.5% ✓✓ Colorado 5,928 4.4 90,555 186,727 2,468 4,520 6,988 13.7 5 3.7 ✓✓ Kansas 2,946 1.2 71,300 98,643 2,118 898 3,016 5.9 7 3.1 ✓✓ Arizona 7,486 3.5 74,483 208,252 1,423 1,486 2,909 5.7 10 1.4 ✓✓ Texas 30,665 4.7 73,203 1,104,099 483 1,970 2,454 4.8 43 0.2 ✓✓ New Mexico 2,118 0.9% $61,656 $43,727 $-- $2,366 $2,366 4.6% 4 5.4% ✓ Iowa 3,217 2.0 73,122 113,201 -- 1,718 1,718 3.4 14 1.5 ✓ (3) Illinois 12,526 (0.4) 79,180 666,216 162 1,599 1,761 3.5 31 0.3 ✓ Wisconsin 5,919 1.6 74,195 192,873 -- 1,150 1,150 2.3 25 0.6 ✓ California 39,173 1.1 92,605 1,785,610 -- 1,038 1,038 2.0 73 0.1 ✓ Minnesota 5,760 2.4 86,272 298,300 -- 543 543 1.1 50 0.2 ✓ Note: Deposit and demographic data generated from S&P Capital IQ based on the FDIC Summary of Deposits data study as of 06/30/23. (1) Represents pro forma deposits in top 10 market ranked MSA markets; (2) Additional markets shown in order of Heartland deposits; (3) UMB’s branch locations in Illinois are part of St. Louis MSA. The state of Illinois is therefore considered an additional market. 9 (2) Additional HTLF Markets Shared Markets

Heartland: Stable & Granular Deposit Base

UMB

HTLF Deposits by Type (1)

Noninterest Bearing 28%
Interest-Bearing Demand 30%
Money Market 17%
Time Deposits 11%
Wholesale / Inst. 7%
Savings 7%
$15.3B

Deposit Diversification (1)

Deposits by Geography (2)

NM 15%
CO 13%
TX 12%
AZ 10%
IL 9%
Other 9%
IA 8%
WI 8%
CA 6%
KS/MO 6%
MN 4%

Deposits by Industry

Healthcare 11%
Public Admin. 10%
Construction 9%
Non-Profit 8%
RE Rental 7%
Manufacturing 7%
Prof. Services 7%
Education 7%
Finance 6%
Wholesale 3%
Retail Trade 3%
Other 22%

Deposit Characteristics

- **Deposit Trends (4)**: 5-Yr CAGR +11%
- **Deposit Costs**: Total Deposits: 2.11%; Customer Dep.: 1.86% (5)
- 58% Noninterest Bearing and Interest-Bearing Demand Deposits
- **Adjusted Uninsured Deposits (6)**: 31%
- No geographic market or industry concentration > 15% of total deposits

10

Heartland: Stable & Granular Deposit Base (1) (1) HTLF Deposits by Type Deposit Diversification (2) Deposits by Geography Deposits by Industry Healthcare 11% Savings NM 15% 7% Wholesale Public Admin. 10% / Inst. Noninterest 7% CO 13% Bearing Construction 9% Time 28% Deposits Non-Profit 8% TX 12% 11% RE Rental 7% AZ 10% $15.3B Manufacturing 7% IL 9% Prof. Services 7% Education 7% Money Market Other 9% 17% Finance 6% IA 8% Interest-Bearing Wholesale 3% Retail Trade 3% Demand WI 8% 30% CA 6% Other 22% KS/MO 6% MN 4% Deposit Characteristics 58% Noninterest Deposit Costs Adjusted Uninsured (4) No geographic market or Deposit Trends Bearing and Interest- (6) Deposits industry concentration > Total Deposits: 2.11% Bearing Demand 5-Yr CAGR +11% 15% of total deposits (5) 31% Customer Dep.: 1.86% Deposits Source: S&P Capital IQ and Heartland Management. Financial information as of 03/31/24. (1) Pro Forma for sale of Rocky Mountain Bank branches; (2) Deposits by Bank Division; (3) Other includes brokered deposits and Trust MMDA not allocated to a division; (4) 5 years ended 03/31/24; (5) Customer Deposits exclude wholesale and institutional deposits and brokered CDs; (6) Percentage of total deposits as of 10 Q1’24. Estimated uninsured deposits ex. brokered, ICS, and collateralized deposits.

Heartland: Diverse, Commercially-Focused Loan Portfolio

UMB

HTLF Loans by Type (1)

Cons / Other 4%
1-4 Fam 6%
Ag. 7%
Construction 8%
Inv. CRE 21%
Owner-Occ CRE 21%
C&I 33%
$11.6B

HTLF Geographic Diversification (1) (2)

KS/MO 5%
MN 7%
NM 8%
IA 9%
CA 9%
IL 10%
WI 10%
TX 13%
AZ 13%
CO 16%
$11.6B

Key Portfolio Metrics

Loan Trends (3) 5-Yr CAGR +10%	Total Loan Yield (4) 1Q'24: 6.63%	63% Floating or <1 yr. Maturity	Avg. C&I Loan $0.6mm C&I Utilization 32%	NOO CRE Avg. Loan $1.9M OO CRE Avg. Loan $1.1M

11

Heartland: Diverse, Commercially-Focused Loan Portfolio (1) (2) (1) HTLF Loans by Type HTLF Geographic Diversification Cons / Other KS/MO 1-4 Fam 4% 5% CO MN 6% 7% 16% Ag. C&I 7% NM 33% 8% Construction AZ 8% IA 13% $11.6B $11.6B 9% CA Inv. CRE TX 9% 21% 13% Owner-Occ CRE IL WI 21% 10% 10% Key Portfolio Metrics (3) (4) 63% Loan Trends Total Loan Yield Avg. C&I Loan $0.6mm NOO CRE Avg. Loan $1.9M Floating or <1 yr. OO CRE Avg. Loan $1.1M 5-Yr CAGR +10% 1Q’24: 6.63% C&I Utilization 32% Maturity Source: S&P Capital IQ and Heartland Management. Financial information as of 03/31/24. (1) Pro forma for sale of Rocky Mountain Bank branches; (2) Loans by Bank Division; (3) 5 years ended 03/31/24; (4) Based on avg. loans for 1Q’24; Includes AFS and nonaccrual loans; Includes purchase accounting of 0.02%. 11

Heartland: CRE Portfolio Details

UMB

Diverse Investor CRE Portfolio

Highlights

$1.9mm	4.48	0.00%
Avg. Loan Size	Avg. Years to Maturity	Nonaccrual

Inv. CRE Portfolio by Property Type

Office 17%
Retail 17%
Hospitality 15%
Multifamily 13%
Medical 12%
Logistics / Dist. 10%
Industrial Flex 9%
Other 7%

Inv. CRE Portfolio by Geography

CO 24%
AZ 11%
NM 11%
CA 11%
IL 10%
MN 9%
TX 8%
KS/MO 6%
IA 5%
WI 5%

Pro Forma CRE Regulatory Concentrations (1)

	UMB	HTLF	Pro Forma (2)
CRE Concentration	189%	181%	186%
C&D Concentration	71%	53%	65%

Office Loans By State (3)

Highlights

$1.5mm	57%	1.50
Avg. Loan Size	Avg. LTV of portfolio	DSCR

WI 1%
CO 29%
MN 22%
CA 16%
KS/MO 7%
NM 7%
IA 6%
TX 5%
AZ 5%
IL 2%

12

Heartland: CRE Portfolio Details (1) Pro Forma CRE Regulatory Concentrations Diverse Investor CRE Portfolio (2) Highlights UMB HTLF Pro Forma $1.9mm 4.48 0.00% 189% 181% 186% CRE Concentration Avg. Years to Maturity Avg. Loan Size Nonaccrual 71% 53% 65% C&D Concentration Inv. CRE Portfolio by Property Type Other 7% Office Pro Forma CRE Concentration is Below Regulatory Guidance of 300% 17% Industrial Flex Pro Forma C&D Concentration is Below Regulatory Guidance of 100% 9% Logistics / Dist. 10% Retail 17% (3) Medical Office Loans By State 12% Hospitality Highlights Multifamily 15% 13% $1.5mm 57% 1.50 Avg. LTV of portfolio Avg. Loan Size DSCR Inv. CRE Portfolio by Geography WI1% WI IL AZ 5% IA 2% 5% 5% TX CO 5% CO KS/MO 24% IA 6% 29% 6% TX 8% NM 7% MN KS/MO AZ 9% 7% 11% IL MN NM 10% CA 22% 11% 16% CA 11% Financial information as of 03/31/24. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) CRE concentration as a percentage of total risk-based capital. (2) Pro forma excludes purchase accounting adjustments; (3) Includes office loans greater than $1 million. Source: S&P Capital IQ, UMB and Heartland Management. 12

Similar Cultures & Complementary Strengths

UMB

			UMB	HTLF
Similar Cultures	Long History	Founded	1913	1981
	Geographic Focus	Operating Regions	Midwest, SW, West	Midwest, SW, West
	Business Mix	Loan Mix [1] (Commercial; CRE; Consumer / Other)	 16% 27% 57%	 15% 30% 56%
		Strong Wealth Business	$16.2B AUM / AUA	$5.0B AUM / AUA
	Low Risk Balance Sheet	3Y Avg. NPAs / Loans & OREO [2]	0.24%	0.65%
		3Y Avg. Charge-offs [2]	0.18%	0.09%
	Low-Cost Deposit Base With Capacity	Cost of Deposits	2.67%	2.11%
		3Y Avg. Loan to Deposits [2]	59%	67%
	Serving Local Communities	Non-Profit & Community Groups Supported	300+	125+
		Volunteer Hours	7,680	11,000
Complementary Capabilities	Meaningful Revenue Synergies	Fee Income / Revenue	39%	15%
	Commercial Focus	Average C&I Loan Size [3]	$6.1mm	$0.6mm
	Retail Franchise	Number of Consumer Accounts	267K	237K

13

Similar Cultures & Complementary Strengths Long History Founded 1913 1981 Geographic Focus Operating Regions Midwest, SW, West Midwest, SW, West 15% 16% Commercial 34% (1) CRE 27% Loan Mix 57% 30% 56% Consumer / Other Business Mix Strong Wealth Business $16.2B AUM / AUA $5.0B AUM / AUA (2) 3Y Avg. NPAs / Loans & OREO 0.24% 0.65% Low Risk Balance Sheet (2) 3Y Avg. Charge-offs 0.18% 0.09% Cost of Deposits 2.67% 2.11% Low-Cost Deposit Base With (2) Capacity 3Y Avg. Loan to Deposits 59% 67% Non-Profit & Community 300+ 125+ Groups Supported Serving Local Communities Volunteer Hours 7,680 11,000 Meaningful Revenue Fee Income / Revenue 39% 15% Synergies (3) Commercial Focus Average C&I Loan Size $6.1mm $0.6mm Retail Franchise Number of Consumer Accounts 267K 237K Financial information as of 03/31/24. (1) Loan mix from regulatory filings as of 12/31/23. Commercial = C&I, Leases, Owner-Occ. CRE & Farm, Ag., & Financial Inst.; CRE = Inv. CRE, Multifamily & C&D; (2) 13 Avg. over last 3 years (‘21-’23); (3) As of 12/31/23, Includes C&I & leases. Complementary Similar Cultures Capabilities

Conservative Credit Cultures

UMB

Net Charge-Offs / Average Loans

Global Financial Crisis
2.0%
1.5%
1.0%
0.5%
0.0%
Peak NCOs: 1.74%
Peak NCOs: 1.51%
Peak NCOs: 0.58%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
0.17%
0.11%
0.05%

Loans 30-89 Days Past Due / Total Loans (1)

1.5%
1.0%
0.5%
0.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
0.33%
0.09%
0.05%
UMB
HTLF
$20B-$100B Banks (2)

14

Conservative Credit Cultures Net Charge-Offs / Average Loans (1) Loans 30-89 Days Past Due / Total Loans (2) $20B-$100B Banks Source: S&P Capital IQ, UMB and Heartland management. (1) Nonperforming assets, net of guaranteed loans and guaranteed foreclosed assets, as a percent of the sum of gross loans and foreclosed assets; (2) Represents aggregate data of major exchange traded US banks with $20B-$100B in assets. 14

Meaningful Scale Opportunities with Complementary Business Models

UMB

	UMB	UMB + HTLF	HTLF	Heartland Contribution
Retail / Consumer Banking	●	✓	●	$1.3B in Loans | $5.6B in Deposits | 169,000+ Clients
Wealth Management	●	✓	●	$5.0B in AUM [1] / AUA | $1.3B in Loans | $5.6B in Deposits
Specialty Lending	●	✓	●	Healthcare | Institutional CRE | Complex Commercial | Acquisition Finance
Food & Agribusiness	●	✓	●	$608mm [1] in Loans | $81mm [1] in Deposits | 300+ Years of Combined Experience
Fund Services	●	✓		
Commercial Banking	●	✓	●	$10.8B in Loans | $9.2B in Deposits | 1,000 New Clients in 2023
Corporate & Specialty Trust	●	✓		
Capital Markets	●	✓	◗	$7.7mm in Interest Rate Derivatives | $2.3mm in Syndication Fees
Institutional Custody	●	✓		
Small Business Banking	◖	✓	●	$0.7B in Loans | $1.8B in Deposits | 24,000+ total clients in 2023
Treasury Management	●	✓	●	4,400+ Total Commercial Customers with Treasury Management Accounts | $18.8mm in 2023 Fee Income
Card Solutions	●	✓	◗	1,800+ Commercial Card Programs | 3,000+ Small Business Card Programs | $25.5mm in 2023 Interchange Income
Healthcare Services	●	✓		

15

Meaningful Scale Opportunities with Complementary Business Models + Heartland Contribution Retail / Consumer Banking $1.3B in Loans | $5.6B in Deposits | 169,000+ Clients (1) Wealth Management $5.0B in AUM / AUA | $1.3B in Loans | $5.6B in Deposits Healthcare | Institutional CRE | Complex Commercial | Specialty Lending Acquisition Finance (1) (1) $608mm in Loans | $81mm in Deposits | 300+ Years of Food & Agribusiness Combined Experience Fund Services Commercial Banking $10.8B in Loans | $9.2B in Deposits | 1,000 New Clients in 2023 Corporate & Specialty Trust Capital Markets $7.7mm in Interest Rate Derivatives | $2.3mm in Syndication Fees Institutional Custody Small Business Banking $0.7B in Loans | $1.8B in Deposits | 24,000+ total clients in 2023 4,400+ Total Commercial Customers with Treasury Management Treasury Management Accounts | $18.8mm in 2023 Fee Income 1,800+ Commercial Card Programs | 3,000+ Small Business Card Solutions Card Programs | $25.5mm in 2023 Interchange Income Healthcare Services Source: UMB and Heartland management. Information as of 12/31/23. (1) Financial information as of 03/31/24. 15

Robust & Comprehensive Due Diligence

UMB

Diligence Focus Areas

Focus Points
- Credit & Underwriting
- Operational Risk

Revenue Creating Units
- Commercial Banking
- Consumer Banking
- Private Banking
- Wealth Management
- Treasury & Funding
- Bank Product and Card

Back Office
- Accounting, Tax & Audit
- Tech & Operations
- Human Resources
- Legal, Regulatory And Compliance

Comprehensive Review

16

Robust & Comprehensive Due Diligence Diligence Focus Areas Comprehensive Review ▪ Thorough due diligence has been conducted by the UMB team to Credit & Underwriting develop an understanding of the business model and system capabilities of Heartland ▪ Every line of business and support service area was responsible Operational Risk for reviewing their own subject matter material and documenting the results of those findings Commercial Consumer ▪ Management meetings were held with our counterparts at Banking Banking Heartland to ask questions and gain clarity through the process ▪ The due diligence process leveraged nearly 300 professionals: Wealth Private Banking▪ 225+ internal bank employees Management ▪ 50+ outside professionals from external audit firms ▪ 10+ additional attorneys Treasury & Bank Product and Funding Card (1) ▪ The scope of diligence on Heartland included: ▪ ~70% commercial real estate loan portfolio Accounting, Tax Tech & ▪ 85% Office loan portfolio & Audit Operations ▪ 99% criticized CRE loan portfolio ▪ ~70% C&I loan portfolio Human Legal, Regulatory Resources And Compliance ▪ All watchlist loans >$1mm Source: UMB management team. (1) Represents percentage of total commitment. 16 Back Office Revenue Creating Units Focus Points

Key Transaction Assumptions ▪ Projections based on Wall Street consensus net income estimates until 2025 – grown at 5% thereafter (1) Earnings o 2025E Net Income: UMB: $378mm; Heartland: $202mm o 2025E EPS: UMB: $7.70; Heartland: $4.70 ▪ 27.5% of Heartland’s non-interest expense base ($124mm pre-tax run-rate cost savings) Cost Savings ▪ 40% expected to be realized in 2025 (assuming 1Q’25 close) and 100% thereafter ▪ $215mm pre-tax one-time restructuring charges Merger Expenses▪ Fully reflected in pro forma TBV dilution at closing Revenue ▪ Identified, but not included in announced financial returns Synergies Estimated ▪ $159mm or 1.3% of Heartland’s gross loans HFI (equivalent to 1.3x of Heartland’s LLR) Credit Marks ▪ Credit mark split between 50% PCD & 50% non-PCD (2) at Close Estimated ▪ Securities mark down of $94mm for HTM and AFS portfolio, in addition to AOCI losses Rate Marks ▪ Loan rate mark down of $557mm (3) (2) ▪ Debt rate mark down of $64mm at Close Core Deposit ▪ 3.4% of Heartland’s core deposits; amortized over 10-years using sum-of-years digits Intangible Market data as of 4/26/2024. Pro forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) Estimates source: S&P Capital IQ and FactSet; (2) Rate marks determined as of 03/31/24 and rolled forward to close estimated at 3/31/25. (3) Inclusive of a $34mm rate mark down on sub. debt and a $30mm rate mark down on trust preferred securities. 17

Powerful Ongoing Capital Generation

UMB

CET1 at Close

~10.1%

Combined Earnings + Cost Savings (1)

Combined Earnings: (2)	$580.3
Run-Rate Cost Savings: (3)	93.5
Core Earnings Power:	**$673.8**
(Less) Dividends: (4)	(117.8)
Core Retained Earnings:	**$550.0**

+115bps CET1 annually (6)

Interest Rate Marks

~$0.7bn to accrete through earnings (5)

+135bps CET1

($ in millions, except per share amounts)

18

Powerful Ongoing Capital Generation Combined Earnings + CET1 at Close Interest Rate Marks (1) Cost Savings (2) Combined Earnings: $580.3 (3) Run-Rate Cost Savings: 93.5 ~$0.7bn to Core Earnings Power: $673.8 ~10.1% accrete through (4) (5) (Less) Dividends: (117.8) earnings Core Retained Earnings: $550.0 (6) +115bps CET1 annually +135bps CET1 ($ in millions, except per share amounts) Market data as of 04/26/24. Pro forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) Analysis illustratively shown for 1/1/25 close; (2) Includes consensus 2025E net income estimates for UMB and HTLF; (3) Reflects fully phased-in run-rate pre-tax cost savings of $124mm; (4) Based on consensus dividends per share for UMB on pro forma share count; (5) Reflects combined post-tax rate marks flowing through earnings post-close, divided by RWAs at close. (6) Prior to RWA growth, excludes one-time costs. 18

Accelerates UMB’s Organic Growth Strategically & Financially (1) Enhances scale, creating an estimated ~$65B asset multi-regional champion Significant Scale Increases density in existing markets (Denver, Phoenix, Kansas City) in Attractive Markets Expands into attractive new geographies (West Texas, New Mexico, Iowa, (2) Illinois , Wisconsin, California, and Minnesota) Shared values with strong, conservative credit culture Further diversifies business model with granular core deposit base Complementary Accelerates retail banking and small business lending initiatives, nearly Combination doubling UMB’s retail presence Financially attractive using conservative assumptions (1) (3) Drives growth and profitability, with the potential to enhance ROATCE by ~800bps+ and generate excess capital for growth Well Positioned (1) for Profitable Scales Wealth Management (expected to increase AUM / AUA by ~31% ) and Growth other opportunities for meaningful revenue synergies (Treasury Services, SBA) Continued low Loan-to-Deposit ratio of 67% positions UMB for growth Financial information as of 03/31/24. (1) Pro Forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”; (2) UMB’s branch locations in Illinois are part of St. Louis MSA; (3) ROATCE represents 2025E with fully phased-in pre-tax cost savings of $124mm and shown as if transaction closed on 10/1/25 for illustrative purposes. 19

Appendix

Illustrative Pro Forma Net Income & EPS Accretion Reconciliation (1) Illustrative Fully Phased-In 2025E EPS Accretion 2025E (2) UMBF Net Income $378.1 (2) Heartland Net Income 202.2 Combined Net Income $580.3 (3) Run-Rate Cost Savings $93.5 Rate Marks Accretion 134.5 Non-PCD Fair Value Mark Accretion 14.1 Core Deposit Intangible (64.8) (4) Other Adjustments 2.9 $760.6 Proforma Net Income (5) 75.7 Pro forma Dil. Shares Outstanding (mm) $10.05 Proforma EPS $7.70 UMB EPS Acc / Dil to UMB - $ $2.35 Acc / Dil to UMB - % 30.6% ($ in millions, except per share amounts) Market data as of 04/26/24. Pro forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) Analysis illustratively shown for 1/1/25 close; (2) Based on 2025E consensus estimates. Source: S&P Capital IQ and FactSet; (3) Reflects fully phased-in run-rate pre-tax cost savings of $124mm; (4) Includes internal financing costs, projected interest income from capital raise, existing target amortization, and impact due to sale of securities; (5) Assumes $210mm of forward equity issuance at $75.00 per share net of underwriting spread. 21

Tangible Book Value Dilution Reconciliation

Illustrative Tangible Book Value Dilution [1]

	$ Millions	Shares (mm)	$ per Share
UMB Tangible Book Value at Close (3/31/25)	$3,143.2	48.7	$64.48
Equity Consideration to Heartland	1,975.9	23.5 [3]	
Common Issuance [2]	201.6	2.8	
Total Intangibles Created	(978.4)		
Restructuring Costs	(172.9)		
Credit and Other Adjustments	(110.6)		
UMB Pro Forma TBV at Close	**$4,058.8**	**75.1**	**$54.06**
UMB TBVPS Acc. / (Dil.) - $			**($10.42)**
UMB TBVPS Acc. / (Dil.) - %			**(16.2%)**
TBVPS Earnback - Crossover (yrs)			**3.1**

($ in millions, except per share amounts)

Calculation of Potential Intangibles

	$ Millions
Deal Value	**$1,975.9**
HTLF TBV at Close [1]	$1,519.7
(+) Net Credit Mark	(19.5)
(+) Rate Marks	(390.6)
Adjusted Tangible Book Value [1]	**$1,109.5**
Excess Over Adjusted TBV	$866.4
(-) Core Deposit Intangible Created	457.1
(+) DTL on CDI	112.0
Goodwill Created	**$521.3**
Total Intangibles Created	**$978.4**

22

Tangible Book Value Dilution Reconciliation (1) Illustrative Tangible Book Value Dilution Calculation of Potential Intangibles $ Millions $ Millions Shares (mm) $ per Share Deal Value $1,975.9 UMB Tangible Book Value at Close (3/31/25) 48.7 $64.48 $3,143.2 (3) (1) HTLF TBV at Close $1,519.7 Equity Consideration to Heartland 1,975.9 23.5 (2) (+) Net Credit Mark (19.5) Common Issuance 2.8 201.6 (+) Rate Marks (390.6) Total Intangibles Created (978.4) (1) Adjusted Tangible Book Value $1,109.5 Restructuring Costs (172.9) Excess Over Adjusted TBV $866.4 Credit and Other Adjustments (110.6) (-) Core Deposit Intangible Created 457.1 UMB Pro Forma TBV at Close $4,058.8 75.1 $54.06 (+) DTL on CDI 112.0 UMB TBVPS Acc. / (Dil.) - $ ($10.42) Goodwill Created $521.3 Total Intangibles Created $978.4 UMB TBVPS Acc. / (Dil.) - % (16.2%) TBVPS Earnback - Crossover (yrs) 3.1 ($ in millions, except per share amounts) Financial information as of 03/31/24. Analysis shown as if transaction closed on 1/1/25 for illustrative purposes. Market data as of 4/26/2024. Pro forma data is subject to various assumptions and uncertainties. See disclaimer “Pro Forma Forward-Looking Statements”. (1) Non-GAAP measure. A reconciliation of forward-looking non-GAAP financial measures is not provided, due to the inherent difficulty in forecasting and quantifying certain amounts for such a reconciliation; (2) Assumes $210mm of forward equity issuance at $75.00 per share less underwriting spread; (3) Based on 0.5500x shares of UMB stock for each HTLF share outstanding. 22

Combined Loans and Deposit Mix

UMB	HTLF (1)	Pro Forma

Loans

Multi-Family 2%
Farm, Agri, Fin Inst. 3%
Consumer / Other 3%
Owner-Occ. CRE 9%
C&D 11%
13% 1-4 Fam
Investor CRE 14%
C&I 45%
$23.4B
Yield: 6.64%

Multi-Family 2%
8% Farm, Agri, Fin Inst.
Consumer / Other 5%
Owner-Occ. CRE 22%
8% C&D
1-4 Fam 10%
Investor CRE 19%
26% C&I
$11.6B
Yield: 6.63%

Multi-Family 2%
Farm, Agri, Fin Inst. 5%
Consumer / Other 4%
Owner-Occ. CRE 14%
C&D 10%
12% 1-4 Fam
Investor CRE 16%
38% C&I
$35.0B
Yield: 6.64%

Deposits

Jumbo Time 2%
6% Retail
Now/Other Trans. Accts 7%
Demand 34%
MMDA & Savings 51%
$36.9B
Cost: 2.60%

Jumbo Time 5%
Retail 13%
6% Now/Other Trans. Accts
Demand 28%
MMDA & Savings 49%
$15.3B
Cost: 2.11%

Jumbo Time 3%
Retail 8%
Now/Other Trans. Accts 6%
Demand 32%
MMDA & Savings 50%
$52.2B
Cost: 2.51%

23

Combined Loans and Deposit Mix (1) Pro Forma Multi- Farm, Agri, Multi- Multi- Family Fin Inst. Family Family Farm, Agri, Consumer / Fin Inst. Other Consumer / Other Consumer / Owner- Other Farm, Agri, Occ. CRE Fin Inst. Owner- Occ. CRE C&I C&I C&D Owner- Occ. CRE $23.4B $11.6B $35.0B C&I C&D Yield: 6.64% Yield: 6.63% Yield: 6.64% Investor CRE 1-4 Fam Investor Investor CRE CRE 1-4 Fam 1-4 Fam C&D Jumbo Jumbo Jumbo Time Time Time Retail Now/Other Retail Trans. Accts Retail Now/Other Trans. Accts MMDA Now/Other MMDA Trans. Accts & & Savings MMDA Savings & $36.9B $15.3B $52.2B Savings Cost: 2.60% Cost: 2.11% Cost: 2.51% Demand Demand Demand Loan and deposit mix from regulatory filings as of 12/31/23. Yield and cost metrics as of 3/31/24. (1) Excludes loans & deposits tied to sale of Rocky Mountain Bank Franchise. 23 Deposits Loans

Non-GAAP Reconciliations

UMB

Price / TBV for UMB

	March 31. 2024
Total shareholders' equity (GAAP)	$3,152,816
Less: Intangible assets	
Goodwill	207,385
Other intangibles, net	69,052
Total intangibles, net	276,437
Total tangible shareholders' equity (Non-GAAP)	$2,876,379
Total shares outstanding	48,743,348
Ratio of total tangible shareholders' equity (tangible book value) per share (Non-GAAP)	$59.01
UMB Share price at 04/26/24	$83.17
Price / Tangible Book Value	1.41x

Price / TBV for Heartland

	March 31. 2024
Common stockholders' equity (GAAP)	$1,868,128
Less: Intangible assets	
Goodwill	576,005
Other intangibles, net	16,923
Total intangibles, net	592,928
Total tangible shareholders' equity (Non-GAAP) (1)	$1,275,200
Total shares outstanding	42,783,670
Ratio of total tangible shareholders' equity (tangible book value) per share (Non-GAAP)	$29.81
HTLF Share price at 04/26/24	$35.72
Price / Tangible Book Value	1.20x
Transaction Premium at 04/26/24	28.1%
Transaction P / TBV	1.53x

($ in thousands, except per share amounts)

Adj. ROAA and ROATCE for Heartland

	March 31. 2024
Net Income/(loss)	$51,707
Loss from sale of securities	(58)
(Gain) loss on sales/valuation of assets, net	214
Acquisition, integration and restructuring costs	1,375
FDIC special assessment	2,049
Total adjustments	$3,580
Tax effect of adjustments(2)	(866)
Adjusted earnings	$54,421
Preferred dividends	(2,013)
Adjusted earnings available to common stockholders	$52,408
Core deposit and customer relationship intangibles amortization, net of tax (2)	1,131
Earnings available to common stockholders excluding intangible amortization	$53,539
Average common stockholders' equity (GAAP)	$1,832,959
Less average goodwill	576,005
Less average core deposit and customer relationship intangibles, net	17,641
Average tangible common stockholders' equity (non-GAAP)	$1,239,313
Earnings available to common stockholders excluding intangible amortization	$53,539
Average tangible common stockholders' equity (non-GAAP)	$1,239,313
Annualized adjusted return on average tangible common equity (non-GAAP)	17.4%
Adjusted earnings	$54,421
Average Assets	$19,296,638
Annualized adjusted return on average assets (non-GAAP)	1.13%

24

Non-GAAP Reconciliations Price / TBV for UMB Adj. ROAA and ROATCE for Heartland March 31. 2024 Total shareholders' equity (GAAP) $3,152,816 March 31. 2024 Less: Intangible assets $51,707 Net Income/(loss) 207,385 Goodwill (58) Loss from sale of securities Other intangibles, net 69,052 214 (Gain) loss on sales/valuation of assets, net Total intangibles, net 276,437 Total tangible shareholders' equity (Non-GAAP) $2,876,379 1,375 Acquisition, integration and restructuring costs 2,049 FDIC special assessment Total shares outstanding 48,743,348 $3,580 Total adjustments Ratio of total tangible shareholders' equity $59.01 (2) (tangible book value) per share (Non-GAAP) (866) Tax effect of adjustments $54,421 Adjusted earnings UMB Share price at 04/26/24 $83.17 (2,013) Preferred dividends Price / Tangible Book Value 1.41x $52,408 Adjusted earnings available to common stockholders (2) Price / TBV for Heartland 1,131 Core deposit and customer relationship intangibles amortization, net of tax March 31. 2024 $53,539 Earnings available to common stockholders excluding intangible amortization Common stockholders' equity (GAAP) $1,868,128 $1,832,959 Average common stockholders' equity (GAAP) Less: Intangible assets 576,005 Less average goodwill 576,005 Goodwill 17,641 Less average core deposit and customer relationship intangibles, net Other intangibles, net 16,923 $1,239,313 Total intangibles, net 592,928 Average tangible common stockholders' equity (non-GAAP) (1) Total tangible shareholders' equity (Non-GAAP) $1,275,200 $53,539 Earnings available to common stockholders excluding intangible amortization Total shares outstanding 42,783,670 $1,239,313 Average tangible common stockholders' equity (non-GAAP) 17.4% Ratio of total tangible shareholders' equity Annualized adjusted return on average tangible common equity (non-GAAP) $29.81 (tangible book value) per share (Non-GAAP) $54,421 Adjusted earnings HTLF Share price at 04/26/24 $35.72 $19,296,638 Average Assets Price / Tangible Book Value 1.20x 1.13% Annualized adjusted return on average assets (non-GAAP) Transaction Premium at 04/26/24 28.1% Transaction P / TBV 1.53x ($ in thousands, except per share amounts) Financial information as of 3/31/24. Market data as of 04/26/24. (1) Does not include sale of Rocky Mountain Bank Branches. (2) Tax effect is calculated based on the respective periods’ year-to-date 24 effective tax rate excluding the impact of discrete items.

Additional Information Additional Information about the Transaction and Where to Find It This presentation does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202. 25

Additional Information Participants in the Solicitation UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available here.) Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at here), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available here.) To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available here) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (available here), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available here.) To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above. 26

Exhibit 99.3

UMB Financial Corporation Announces Pricing of an Underwritten Offering of 2,800,000 Shares of Common Stock

April 29, 2024

KANSAS CITY, Mo. —(BUSINESS WIRE)— UMB Financial Corporation (Nasdaq: UMBF) (“UMB”) announced today that it priced an underwritten public offering of 2,800,000 shares of its common stock at a price of $75.00 per share (before underwriting discounts and commissions), for approximate net proceeds of $201.6 million (before offering expenses, assuming the underwriters do not exercise their option to purchase additional shares and upon, and assuming, full physical settlement of the forward sale agreement) in connection with the forward sale agreement described below.

The underwriters have been granted the option to purchase up to an additional 420,000 shares of UMB’s common stock. If such option is exercised, then UMB plans to enter into an additional forward sale agreement with the forward purchaser in respect of the number of additional shares of UMB’s common stock that is subject to the exercise of such option. The offering is expected to close on May 1, 2024, subject to the satisfaction of customary conditions.

The offering included participation from Wellington Management, on behalf of their investors, along with other institutional investors.

BofA Securities is acting as lead book-running manager for the offering. Morgan Stanley & Co. LLC is acting as book-running manager. Piper Sandler & Co. and RBC Capital Markets, LLC are acting as co-managers for the offering.

In connection with the offering, UMB entered into a forward sale agreement with an affiliate of BofA Securities (the “forward purchaser”), pursuant to which UMB has agreed to sell shares of its common stock to the forward purchaser at an initial forward sale price per share equal to the price per share at which the underwriters purchase the shares in the offering, subject to certain adjustments. In connection with the forward sale agreement, the forward purchaser or its affiliate is borrowing from third parties an aggregate of 2,800,000 shares of UMB’s common stock. Such borrowed shares of UMB’s common stock will be delivered by BofA Securities (in such capacity, the “forward seller”) for sale to the underwriters in the offering. UMB expects to physically settle the forward sale agreement (by the delivery of shares of its common stock) and receive proceeds from the sale of those shares of its common stock upon one or more forward settlement dates within approximately 18 months from the date hereof. UMB may also elect cash settlement or net share settlement for all or a portion of its obligations under the forward sale agreement. If the forward purchaser or its affiliate does not borrow and deliver to the forward seller for sale all of the shares of UMB’s common stock to be delivered and sold by it pursuant to the terms of the underwriting agreement, UMB will issue and sell directly to the underwriters the number of shares of its common stock not borrowed and delivered for sale by the forward purchaser or its affiliate, and under such circumstances the number of shares of UMB’s common stock underlying the forward sale agreement will be decreased by the number of shares of its common stock that UMB issues and sells.

UMB will not receive any proceeds from the sale of the shares of its common stock sold by the forward seller to the underwriters. UMB intends to use any net proceeds that it receives upon physical settlement of the forward sale agreement and the additional forward sale agreement, if any, for general corporate purposes, which may include, among other uses, contributing Tier 1 capital into UMB Bank. The precise amounts and timing of these uses of proceeds will depend on the funding requirements of UMB and its subsidiaries.

The offering is being made pursuant to an effective registration statement (including a prospectus) on Form S-3 previously filed with the Securities and Exchange Commission (“SEC”) and a prospectus supplement. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014; Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com; and RBC Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Prospectus Department, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of these securities may be made only by means of a prospectus supplement and accompanying base prospectus relating to this offering.

About UMB:

UMB Financial Corporation (Nasdaq: UMBF) is a financial services company headquartered in Kansas City, Missouri. UMB offers commercial banking, which includes comprehensive deposit, lending and investment services, personal banking, which includes wealth management and financial planning services, and institutional banking, which includes asset servicing, corporate trust solutions, investment banking, and healthcare services. UMB operates branches throughout Missouri, Illinois, Colorado, Kansas, Oklahoma, Nebraska, Arizona and Texas. As the company’s reach continues to grow, it also serves business clients nationwide and institutional clients in several countries. For more information, visit UMB.com, UMB Blog, UMB Facebook and UMB LinkedIn.

Forward-Looking Statements:

This press release contains, and our other communications may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “outlook,” “forecast,” “target,” “trend,” “plan,” “goal,” or other words of comparable meaning or future-tense or conditional verbs such as “may,” “will,” “should,” “would,” or “could.” Forward-looking statements convey our expectations, intentions, or forecasts about future events, circumstances, results, or aspirations. All forward-looking statements are subject to assumptions, risks, and uncertainties, which may change over time and many of which are beyond our control. You should not rely on any forward-looking statement as a prediction or guarantee about the future. Our actual future objectives, strategies, plans, prospects, performance, condition, or results may differ materially from those set forth in any forward-looking statement. Some of the factors that may cause actual results or other future events, circumstances, or aspirations to differ from those in forward-looking statements are described in our Annual Report on Form 10-K for the year ended December 31, 2023, our Current Reports on Form 8-K, or other applicable documents that are filed or furnished with the U.S. Securities and Exchange Commission (SEC). In addition to such factors that have been disclosed previously: macroeconomic and adverse developments and uncertainties related to the collateral effects of the collapse of, and challenges for, domestic and international banks, including the impacts to the U.S. and global economies; sustained levels of high inflation and the potential for an economic recession on the heels of aggressive quantitative tightening by the Federal Reserve, and impacts related to or resulting from instability in the Middle East and Russia’s military action in Ukraine, such as the broader impacts to financial markets and the global macroeconomic and geopolitical environments, may also cause actual results or other future events, circumstances, or aspirations to differ from our forward-looking statements. Any forward-looking statement made by us or on our behalf speaks only as of the date that it was made. We do not undertake to update any forward-looking statement to reflect the impact of events, circumstances, or results that arise after the date that the statement was made, except to the extent required by applicable securities laws. You, however, should consult further disclosures (including disclosures of a forward-looking nature) that we may make in any subsequent Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K, or other applicable document that is filed or furnished with the SEC.

Media Contact: Stephanie Hague: 816.860.5088

Investor Relations Contact: Kay Gregory: 816.860.7106

Source: UMB Financial Corporation

Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Defined terms included below have the same meaning as terms defined and included elsewhere in the preliminary prospectus supplement dated April 28, 2024 (the “Preliminary Prospectus Supplement”), except that, unless the context requires otherwise, the term “forward sale agreement” as used herein does not include any additional forward sale agreement that we may enter into in connection with the exercise by the underwriter of its option to purchase additional shares in the offering of shares of common stock contemplated by the Preliminary Prospectus Supplement (the “Offering”).

Introduction

UMB is providing the following unaudited pro forma condensed combined financial data to aid stockholders in their analysis of the financial aspects of the Merger and the forward sale agreement. The unaudited pro forma condensed combined financial data has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 combines the audited consolidated balance sheet of UMB as of December 31, 2023 with the audited consolidated balance sheet of HTLF as of December 31, 2023, giving effect to the Merger and the forward sale agreement as if the Merger had been consummated and the forward sale agreement had been fully physically settled on December 31, 2023.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023 combines the audited consolidated statement of income of UMB for the year ended December 31, 2023 with the audited consolidated statement of income of HTLF for the year ended December 31, 2023, giving effect to the Merger and forward sale agreement as if the Merger had been consummated and the forward sale agreement had been fully physically settled on January 1, 2023.

The unaudited pro forma condensed combined financial data was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are incorporated by reference into the Preliminary Prospectus Supplement and the accompanying base prospectus:

•	The historical audited consolidated financial statements of UMB as of and for the year ended December 31, 2023; and

•	The historical audited consolidated financial statements of HTLF as of and for the year ended December 31, 2023.

The unaudited pro forma condensed combined financial data should also be read together with other financial data included elsewhere or incorporated by reference into the Preliminary Prospectus Supplement.

The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial data has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial data. The pro forma adjustments reflect transaction accounting adjustments related to the Merger and the forward sale agreement, both of which are discussed in further detail below. Amounts presented reflect the accounting for the acquisition of HTLF by UMB. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the Merger been consummated and the forward sale agreement been fully physically settled on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.

The unaudited pro forma condensed combined financial data appearing below also does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial data is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

1

Accounting for the Merger

The acquisition of HTLF will be accounted for using the purchase method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the following unaudited pro forma condensed combined financial statements is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of HTLF.

Forward sale agreement

In connection with the forward sale agreement, the forward purchaser or its affiliate is expected to borrow from third parties an aggregate of    shares of our common stock. Such borrowed shares of our common stock will be delivered by the forward seller for sale to the underwriter in this offering. In the event that (i) the forward purchaser (or its affiliate) is unable through commercially reasonable efforts to borrow and deliver for sale to the underwriter on the anticipated closing date the number of shares of our common stock to be sold to the underwriter or (ii) in the forward purchaser’s commercially reasonable judgment either it is impracticable to do so or the forward purchaser (or its affiliate) would incur a stock loan rate greater than a specified rate to borrow and deliver for sale to the underwriter on the anticipated closing date such number of shares of our common stock, or if certain other conditions to the forward seller’s obligations have not been satisfied, then we will issue and sell directly to the underwriter a number of shares of our common stock equal to the number of shares of our common stock that the forward purchaser or its affiliate does not borrow and deliver. Under such circumstances, the number of shares of our common stock underlying the forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriter. For purposes of this section “Unaudited Pro Forma Condensed Combined Financial Data”, we have assumed a total offering size of $100.0 million in the offering contemplated by the Preliminary Prospectus Supplement.

We will not receive any proceeds from the sale of the shares of our common stock sold by the forward seller to the underwriter. We expect to physically settle the forward sale agreement at the assumed offering size of $100.0 million (by the delivery of shares of our common stock) and receive proceeds from the sale of those shares of our common stock upon one or more forward settlement dates within approximately 18 months from the date hereof. We may also elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreement. If we elect to cash settle or net share settle the forward sale agreement, then we may not receive any proceeds from the issuance of shares of our common stock in respect of the forward sale agreement, and we will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of our common stock (in the case of net share settlement).

Basis of Pro Forma Presentation

The historical financial data of UMB and HTLF has been adjusted to give pro forma effect to the transaction accounting required for the Merger and the forward sale agreement. The adjustments in the unaudited pro forma condensed combined financial data have been identified and presented to provide relevant information necessary to evaluate the financial overview of the combined company upon closing of the Merger and full physical settlement of the forward sale agreement at the assumed offering size of $100.0 million.

The unaudited pro forma condensed combined financial data is not necessarily indicative of what the combined company’s balance sheet or statement of income would have been had the Merger been completed and the forward sale agreement been fully physically settled at the assumed offering size of $100.0 million as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Merger. HTLF and UMB have not had any historical material relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

2

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2023

(in thousands)

	UMB Historical	HTLF Historical	Transaction Adjustments		Combined Pro Formas
ASSETS
Loans	$23,172,484	$12,068,645	$(780,326)	(A)	$34,460,803
Allowance for credit losses on loans	(219,738)	(122,566)	59,199	(A)	(367,803)
			(84,698)	(E)

Net loans	22,952,746	11,946,079	(805,825)		34,093,000
Loans held for sale	4,420	5,071			9,491
Securities:
Available for sale	7,068,613	4,646,891			11,715,504
Held to maturity, net of allowance for credit losses	5,688,610	838,241	(26,278)	(A)	6,500,573
Trading securities	18,093	—			18,093
Other securities / Other investments at cost	492,935	91,277			584,212

Total securities	13,268,251	5,576,409	(26,278)		18,818,382

Federal funds sold and securities purchased under agreements to resell	245,344				245,344
Interest-bearing due from banks	5,159,802				5,159,802
Interest bearing deposits with other banks and other short-term investments		47,459			47,459
Cash and due from banks	447,201	275,554	100,000	(B)	607,755
			(215,000)	(D)
Time deposits in other financial institutions		1,240			1,240
Premises and equipment, net	241,700	177,001			418,701
Premises and equipment held for sale		4,069			4,069
Other real estate, net		12,548			12,548
Accrued income	220,306				220,306
Goodwill	207,385	576,005	207,785	(A)	991,175
Other intangibles, net	71,012	18,415	407,585	(A)	497,012
Cash surrender value on life insurance		197,085			197,085
Deferred tax assets			58,609	(A)	58,609
Other assets	1,193,507	574,772			1,768,279

Total assets	44,011,674	19,411,707	(273,124)		63,150,257

LIABILITIES
Deposits
Noninterest-bearing demand	12,130,662	4,500,304			16,630,966
Interest-bearing demand and savings	20,588,606	8,805,597			29,394,203
Time deposits under $250,000	2,292,899				2,292,899
Time deposits of $250,000 or more	780,692				780,692
Time deposits		2,895,813	11,015	(A)	2,906,828

Total deposits	35,792,859	16,201,714	11,015		52,005,588
Federal funds purchased and repurchase agreements	2,119,644				2,119,644
Borrowings		622,255			622,255
Short-term debt	1,800,000				1,800,000
Long-term debt	383,247	372,396	(71,744)	(A)	683,899
Accrued expenses and taxes	389,860				389,860
Other liabilities	425,645				425,645
Accrued expenses and other liabilities		282,225			282,225

Total liabilities	40,911,255	17,478,590	(60,729)		58,329,116
SHAREHOLDER’S EQUITY
Series E Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock		110,705			110,705
Common stock	55,057	42,688	(19,188)	(A)	79,781
			1,224	(B)
Capital surplus	1,134,363	1,090,740	695,475	(A)	3,019,354
			98,776	(B)
Retained earnings	2,810,824	1,141,501	(1,141,501)	(A)	2,511,126
			(215,000)	(D)
			(84,698)	(E)
Accumulated other comprehensive loss, net	(556,935)	(452,517)	452,517	(A)	(556,935)
Treasury stock at cost	(342,890)	—			(342,890)

Total shareholder’s equity	3,100,419	1,933,117	(212,395)		4,821,141

Total liabilities and stockholders’ equity	$44,011,674	$19,411,707	$(273,124)		$63,150,257

3

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2023

(in thousands)

Please refer to the notes to the unaudited pro forma condensed combined financial data

	UMB Historical	HTLF Historical	Transaction Adjustments		Combined Pro Formas
INTEREST INCOME
Loans	$1,399,961	$697,997	$156,065	(AA)	$2,254,023
Securities:
Taxable interest	214,981	223,521			438,502
Tax-exempt interest	102,197	25,268			127,465

Total securities income	317,718	248,789	—		565,967
Federal funds and resell agreements	17,647	3			17,650
Interest-bearing due from banks	103,190				103,190
Interest on interest bearing deposits in other financial institutions		7,007			7,007
Trading securities	729				729

Total interest income	1,838,705	953,796	156,065		2,948,566

INTEREST EXPENSE
Deposits	704,210	319,688	(11,015)	(AA)	1,012,883
Federal funds and repurchase agreements	93,026				93,026
Borrowings		10,311			10,311
Term debt		22,560	(8,297)	(AA)	14,263
Other	121,353				121,353

Total interest expense	918,589	352,559	(19,312)		1,251,836

Net interest income	920,116	601,237	175,377		1,696,730
Provision for credit losses	41,227	21,707	84,698	(CC)	147,632

Net interest income after provision for credit losses	878,889	579,530	90,679		1,549,098

NONINTEREST INCOME
Trust and securities processing	257,200				257,200
Trading and investment banking	19,630				19,630
Service charges on deposit accounts	84,950	74,024			158,974
Loan servicing income		1,561			1,561
Trust fees		20,715			20,715
Insurance fees and commissions	1,009				1,009
Brokerage fees	54,119				54,119
Brokerage fees and insurance commissions		2,794			2,794
Capital market fee		10,007			10,007
Bankcard fees	74,719				74,719
Investment securities (losses) gains, net	(3,139)	(141,539)			(144,678)
Unrealized gain on equity securities, net		240			240
Net gains on sale of loans held for sale		3,880			3,880
Income on bank owned life insurance		3,771			3,771
Other	53,365	3,621			56,986

Total noninterest income	541,853	(20,926)	—		520,927

NONINTEREST EXPENSE
Salaries and employee benefits	553,421	251,276			804,697
Occupancy, net	48,502	26,847			75,349
Equipment	68,718	11,599			80,317
Supplies and services	16,829				16,829
Marketing and business development / Advertising expense	25,749	8,347			34,096
Processing Fees	103,099				103,099
Legal and consulting	29,998				29,998
Bankcard	32,969				32,969
Amortization of other intangible assets	8,587	6,739	74,106	(AA)	89,432
Regulatory fees	77,010				77,010
Professional fees		58,667			58,667
FDIC insurance assessments		19,940			19,940
Other real estate and loan collection expenses		1,489			1,489
(Gain) on sale/valuations of assets, net		(77)			(77)
Acquisition, integration and restructuring costs		10,359	215,000	(BB)	225,359

4

Unaudited Pro Forma Condensed Combined Statement of Income

As of December 31, 2023

(in thousands)

	UMB Historical	HTLF Historical	Transaction Adjustments		Combined Pro Formas
Partnership investment in tax credit projects		5,401			5,401
Other	34,258	61,240			95,498

Total noninterest expense	999,140	461,827	289,106		1,750,073

Income before taxes	421,602	96,777	(198,427)		319,952
Income tax expenses	71,578	16,857	(62,937)	(EE)	25,498

NET INCOME	350,024	79,920	(135,491)		294,453
Preferred dividends		(8,050)			(8,050)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$350,024	$71,870	$(135,491)		$286,403

PER SHARE DATA.
Net income – basic	$7.22	$1.68			$3.91
Net income – diluted	$7.18	$1.68			$3.89
Dividends	$1.53	$1.20			$2.73
Weighted average shares outstanding – basic	48,503,643	42,701,000			73,227,334
Weighted average shares outstanding – diluted	48,763,820	42,792,000			73,537,561

Please refer to the notes to the unaudited pro forma condensed combined financial data

5

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma adjustments have been prepared as if the Merger had been consummated and the forward sale agreement had been fully physically settled at the assumed offering size of $100.0 million on December 31, 2023, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statement of income, as if the Merger had been consummated and the forward sale agreement had been fully physically settled at the assumed offering size of $100.0 million on January 1, 2023, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of income.

The unaudited pro forma condensed combined financial data has been prepared assuming the purchase method of accounting in accordance with GAAP. Under this method, HTLF’s assets and liabilities as of the date of the Merger will be recorded at their respective fair values and added to those of UMB. Any difference between the purchase price for HTLF and the fair value of the identifiable net assets acquired (including intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually. The pro formas are based on preliminary accounting conclusions and are subject to potential revisions with further analysis.

The pro forma adjustments represent management’s estimates based on information available as of the date of the Preliminary Prospectus Supplement and are subject to change as additional information becomes available and additional analyses are performed. UMB management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the Merger will be expensed as incurred under ASC 805 and are assumed to be cash settled.

UMB has performed a preliminary review of HTLF’s and UMB’s accounting policies, and no material impacts are expected to be required as a result of the review performed.

2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

(A)	Reflects the purchase price allocation adjustments to record HTLF’s assets and liabilities at estimated fair value as of December 31, 2023 based on the consideration conveyed.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Goodwill is expected to be recognized as a result of the acquisition, which represents the excess fair value of consideration over the fair value of the underlying net assets of HTLF. This was considered appropriate based on the determination that the Merger would be accounted for as a business acquisition under ASC 805. The deferred tax assets represent the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments were calculated using an estimated tax rate of 21%. The estimates of fair value are based upon preliminary valuation assumptions believed to be reasonable but which are inherently uncertain and unpredictable; and, as a result, actual results may differ from estimates and the difference may be material.

6

Unaudited Pro Forma Condensed Combined Statement of Income

As of December 31, 2023

(in thousands)

Net Assets Identified	Fair Value as of December 31, 2023 (in thousands)
Loans	$11,288,319
Allowance for credit losses on loans	(63,367)
Loans held for sale	5,071
Available for sale	4,646,891
Held to maturity, net of allowance for credit losses	811,963
Other securities / Other investments at cost	91,277
Interest bearing deposits with other banks and other short-term investments	47,459
Cash and due from banks	275,554
Time deposits in other financial institutions	1,240
Premises and equipment, net	177,001
Premises and equipment held for sale	4,069
Other real estate, net	12,548
Goodwill	783,790
Core deposit intangible (“CDI”)	426,000
Cash surrender value on life insurance	197,085
Deferred tax assets	58,609
Other assets	574,772
Noninterest-bearing demand	(4,500,304)
Interest-bearing demand and savings	(8,805,597)
Time deposits	(2,906,828)
Borrowings	(622,255)
Long-term debt	(300,652)
Accrued expense and other liabilities	(282,225)
Total Fair Value	1,920,420

Consideration Conveyed	(in thousands except exchange ratio and stock price)
Shares to HTLF common stockholders	$23,500,000
Current UMB stock price	81.72	(1)

Total preliminary purchase price consideration	$1,920,420

(1)

Reflects opening price of UMB’s common stock as of April 22, 2024. A 10% fluctuation in the market price of UMB’s stock price would affect the estimated value of the Merger Consideration reflected in the unaudited pro forma condensed combined financial data with a corresponding change to goodwill (bargain purchase gain) related to the Merger, as illustrated in the table below:

Change in Stock Price	Stock Price	Estimated Merger Consideration (in thousands)	Estimated Goodwill (in thousands)
As presented for consideration conveyed	$81.72	$1,920,420	$783,790
10% increase in stock price	$89.89	$2,112,462	$975,832
10% decrease in stock price	$73.55	$1,728,378	$591,748

(B)

Represents the receipt of $100.0 million from the forward purchaser and the issuance of approximately 1.2 million shares, in accordance with the terms of the forward sale agreement and assuming such shares are issued at $81.72 per share and that the forward sale agreement has been fully physically settled at the assumed size of $100.0 million.

7

Unaudited Pro Forma Condensed Combined Statement of Income

As of December 31, 2023

(in thousands)

(C)

Reflects nonrecurring transaction costs of $215.0 million expected to be incurred as a result of the Merger and the forward sale agreement. This amount is comprised of investment banking fees, legal fees, issuance costs, accounting and audit fees, and other related advisory costs. The nonrecurring expense is reflected at adjustment (BB).

(D)

Reflects the recognition of an allowance for loan losses on HTLF’s loans; this adjustment relates to loans that are not considered to be purchase credit deteriorated (“PCD”) assets. The nonrecurring expense is reflected at adjustment (CC).

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Income for the Year ended December 31, 2023

(AA)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:

1)	Interest income related to Loans. Reflects an increase in interest income related to loans due to the reduced fair value of loans per the purchase price allocation.

2)	Interest expense related to Time deposits. Reflects a decrease in interest expense related time deposits due to the increase in fair value of this liability per the purchase price allocation.

3)	Interest expense related to Long-term debt. Reflects a decrease in interest expense related to long-term debt due to the reduced fair value of this liability per the purchase price allocation.

4)	Amortization expense. Reflects an increase in amortization expense related to CDI, calculated using the sum-of-the-year-digits method and an amortization period of 10 years.

(BB)

Reflects the recognition of nonrecurring expenses related to estimated transaction costs in the amount of $215.0 million, which are primarily comprised of investment banking fees, legal fees, issuance costs, accounting and audit fees, and other related advisory costs. An equivalent balance sheet adjustment is reflected at adjustment (C).

(CC)	Reflects the recognition of nonrecurring expenses related to the provision for credit losses. An equivalent balance sheet adjustment is reflected at adjustment (D).

(DD)	Reflects the tax impact of all pro forma adjustments for the year ended December 31, 2023, calculated using the estimated global blended statutory rate of 21%.

4. Earnings per Share Information

The pro forma weighted average shares calculations have been performed for the year ended December 31, 2023 using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger and the forward sale agreement, assuming they occurred, and the forward sale agreement was fully physically settled at the assumed offering size of $100.0 million, on January 1, 2023. As the Merger and the forward sale agreement are being reflected as if they had occurred, and the forward sale agreement was fully physically settled at the assumed offering size of $100.0 million, at the beginning of the period presented, the calculation of weighted average shares outstanding for both basic and diluted earnings per share assumes that the shares issuable relating to the Merger and the forward sale agreement have been outstanding for the entire periods presented.

8

Unaudited Pro Forma Condensed Combined Statement of Income

As of December 31, 2023

(in thousands)

Pro forma net income per share—basic and diluted

(in thousands except share and per share amounts)

For the Year Ended December 31, 2023
Numerator
Pro forma net income – basic and diluted	$294,453
Less: Preferred dividends	(8,050)
Net earnings allocated to common stock	286,403
Denominator
Pro forma weighted average shares of common stock outstanding – basic	73,227,334
Pro forma basic earnings per share	$3.91
Add: Dilutive effect of stock options and restricted stock	310,227
Pro forma weighted average shares of common stock outstanding – diluted	73,537,561
Pro forma diluted earnings per share	$3.89

The above calculation excludes the following potential common stock as of December 31, 2023 from the computation of diluted net earnings per share attributable to common shareholders of the combined company for the period indicated because including them would have had an antidilutive effect:

	As of December 31, 2023
Outstanding stock options and RSUs of UMB	55,649
Stock units of HTLF	61,600	(1)
Stock options of HTLF	33,000	(2)

(1)	Assumes 112,000 stock units of HTLF outstanding, multiplied by the Exchange Ratio.
(2)	Assumes 60,000 stock options of HTLF outstanding, multiplied by the Exchange Ratio.

9